   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 20, 1996
                                                     REGISTRATION NO. 333-
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                                 BIOSENSE, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

           DELAWARE                         3845                        13-3757896
(STATE OR OTHER JURISDICTION OF  (PRIMARY STANDARD INDUSTRIAL        (I.R.S. EMPLOYER
INCORPORATION OR ORGANIZATION)   CLASSIFICATION CODE NUMBER)      IDENTIFICATION NUMBER)

                            ------------------------

                                                         LEWIS C. PELL, CHAIRMAN
                                                              BIOSENSE, INC.
       40 RAMLAND ROAD SOUTH, SUITE 10               40 RAMLAND ROAD SOUTH, SUITE 10
          ORANGEBURG, NEW YORK 10962                    ORANGEBURG, NEW YORK 10962
                (914) 359-2250                                (914) 359-2250
 (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE     (NAME, ADDRESS, INCLUDING ZIP CODE, AND
 NUMBER, INCLUDING AREA CODE, OF REGISTRANT'S     TELEPHONE NUMBER, INCLUDING AREA CODE,
         PRINCIPAL EXECUTIVE OFFICES)                     OF AGENT FOR SERVICE)

                                   COPIES TO:

               ROGER H. KIMMEL                               PHYLLIS G. KORFF
               LATHAM & WATKINS                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM
               885 THIRD AVENUE                              919 THIRD AVENUE
           NEW YORK, NEW YORK 10022                      NEW YORK, NEW YORK 10022
                (212) 906-1200                                (212) 735-3000

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the effective registration statement for the same offering. / /

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

============================================================================================


      TITLE OF EACH CLASS OF            MAXIMUM AGGREGATE                REGISTRATION
   SECURITIES TO BE REGISTERED            OFFERING PRICE                     FEE
- ----------------------------------------------------------------------------------------------
Common Stock, $.01 par value......          $50,000,000                    $17,242
============================================================================================

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF
THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

     Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                Subject to Completion, Dated September 20, 1996
PROSPECTUS

                                               SHARES

                                 BIOSENSE, INC.

                                  COMMON STOCK
                          ---------------------------

          All of the             shares of Common Stock offered hereby are being
sold by Biosense, Inc. ("Biosense" or the "Company"). Prior to this Offering, there has been no public market for the Common Stock of the Company. It is currently expected that the initial public offering price will be between
$          and $          per share. See "Underwriting" for a discussion of the
factors to be considered in determining the initial public offering price. Application has been made to list the Common Stock on the Nasdaq National Market under the symbol "BSEN."

          THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS," BEGINNING ON PAGE 7.
                          ---------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
      SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
      COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
        PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL
           OFFENSE.
- --------------------------------------------------------------------------------

- ------------------------------------------------------------------------------------------------------------------------
                                                                 PRICE TO           UNDERWRITING DISCOUNTS   PROCEEDS TO
                                                                   PUBLIC              AND COMMISSIONS (1)   COMPANY (2)
- ------------------------------------------------------------------------------------------------------------------
Per Share................................................... $             $                                $
- ------------------------------------------------------------------------------------------------------------------
Total (3)................................................... $             $                                $
- ------------------------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------------------------

 (1) For information regarding indemnification of the Underwriters, see "Underwriting."
 (2)  Before deducting expenses of the offering payable by the Company,
      estimated at $          .
 (3)  The Company has granted the Underwriters an option, exercisable within 30
      days from the date hereof, to purchase up to             additional shares
      of Common Stock on the same terms as set forth above, solely to cover over-allotments, if any. If such option is exercised in full, the total
      Price to Public will be $          , the Underwriting Discounts and
      Commissions will be $          and the Proceeds to the Company will be
      $          . See "Underwriting."
                          ---------------------------

      The shares of Common Stock offered by the Underwriters are subject to prior sale, receipt and acceptance by them and subject to the right of the Underwriters to reject any order in whole or in part and to certain other conditions. It is expected that delivery of such shares will be made through the offices of UBS Securities LLC, 299 Park Avenue, New York, New York on or about
            , 1996.
                          ---------------------------

UBS SECURITIES                                             MONTGOMERY SECURITIES

               , 1996

                                   [Pictures]

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVERALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial data, including the Consolidated Financial Statements and notes thereto, included elsewhere in this Prospectus. References herein to Biosense or the Company, unless the context requires otherwise, refer to Biosense, Inc. and its subsidiaries.

                                  THE COMPANY

     Biosense has developed proprietary technology which enables physicians to accurately and safely navigate medical instruments within patients' bodies during the performance of a wide variety of minimally invasive medical procedures. Biosense's technology consists of miniature, disposable location sensors incorporated into catheters and other medical instruments, a reusable "location pad" which emits non-hazardous, low-level electromagnetic energy and a proprietary computer system that converts the raw data gathered into a user-friendly map and location guide. The Company's products permit physicians to continuously acquire, display, compare, store and retrieve three dimensional ("3-D") spatially correct anatomical data and corresponding physiological data, which will provide physicians with important navigational and functional information not currently available during the performance of many medical procedures. The Company's products do not require fluoroscopic x-rays for navigating, thereby significantly reducing physician and patient exposure to dangerous ionizing radiation during the medical procedure. The Company believes that its proprietary technology will improve the accuracy and minimize the invasiveness of many diagnostic and therapeutic procedures, producing better clinical results. In addition, the Company believes that its technology will increase safety, reduce patient recovery times and lower the overall costs associated with a wide variety of invasive medical procedures.

     The initial applications of the Company's technology include the CARTO system, used for the diagnosis and treatment of cardiac arrhythmias, the NOGA system, used for the diagnosis of coronary artery disease and its related effects, and the MAGELLAN system, used for the performance of minimally invasive image-guided surgery and image-guided biopsy procedures.

     CARTO. The CARTO system is designed to allow physicians to diagnose and treat cardiac tachyarrhythmias (abnormally rapid heart beat) more quickly, accurately and safely than currently available procedures. The CARTO system incorporates the Company's miniature, disposable location sensors into the tip of electrophysiological ("EP") catheters which are designed to measure the electrical activity of the heart. By placing the catheter tip at various points along the inside wall of the heart, the CARTO system constructs an accurate 3-D map of the anatomy of the heart, and simultaneously records the patterns of electrical activity in the heart ("EP mapping"). The CARTO system permits the physician to pinpoint on this electro-anatomical map the exact location of the abnormal heart tissue ("arrhythmogenic tissue") responsible for inducing the dangerous heart rhythm. The CARTO system also shows, on a real time basis, the exact 3-D location of the tip of the catheter in relation to the arrhythmogenic tissue. This allows the physician to accurately navigate the catheter to the site of the arrhythmogenic tissue and perform ablation therapy, which involves the creation of scar tissue at the site of the arrhythmia in order to block the conduction of aberrant electrical signals. The Company knows of no other technology capable of providing physicians with real time, 3-D location information for the performance of non-fluoroscopic EP mapping and ablation therapy. Current mapping and ablation techniques can take many hours to complete, involve exposure of the patient and the physician to high levels of fluoroscopic x-rays, and do not provide the physician with the precise 3-D location information available with the CARTO system. In December 1995, the Company received FDA 510(k) clearance to market the CARTO system for mapping of cardiac arrhythmias, including atrial fibrillation, ventricular tachycardia and supraventricular tachycardia.

     NOGA. The NOGA system is designed to provide an accurate, comprehensive diagnosis of the effects of coronary artery disease in a single procedure. Diagnosis of the effects of coronary artery disease currently requires a variety of tests, typically conducted in separate facilities, to determine the location, extent and functional significance of damage to the heart muscle. Current functional diagnostic tests, including electrocardiography (which tests electrical activity), echocardiography (which tests the movement of the heart muscle) and nuclear perfusion studies (which measure blood flow to heart tissue) provide information in separate components that cannot easily be evaluated in combination. Moreover, these tests are not performed in the catheterization laboratory, where treatment typically is performed. The NOGA system provides a new method of testing the effects of coronary artery disease by simultaneously testing both cardiac mechanics (the movement of the heart muscle) and electrical activity at specific locations within the heart, a capability known as "electro-mechanical coupling." The Company believes that this capability will enable the NOGA system to provide the physician with all necessary diagnostic information in a single procedure in the catheterization laboratory. With this information, the physician can determine the precise location of damaged tissue and evaluate whether such tissue is dead, in which case treatment will not be effective, or hibernating, in which case the patient is likely to benefit from reperfusion treatment. This cardiac viability testing will permit physicians to make better informed decisions as to whether the patient will benefit from therapy. In April 1996, the Company received FDA 510(k) clearance to market the NOGA system for testing of cardiac mechanics and hemodynamics. The Company expects to commence clinical studies of cardiac viability testing using the NOGA system in the first quarter of 1997 and to submit a 510(k) pre-market notification to the FDA in the second quarter of 1997 to permit marketing of the NOGA system for testing of cardiac viability.

     MAGELLAN. Minimally invasive surgical techniques typically involve the use of imaging technology in order to guide the physician during the performance of the procedure so that it can be performed using smaller incisions than would otherwise be required using normal "open" surgical procedures. The effectiveness of many minimally invasive procedures has been limited, however, by the imaging modalities available and a physician's ability to utilize these images while performing the procedure. As a result, healthy tissue can be damaged during the navigation of medical instruments within the patient's anatomy or during the actual procedure of removing diseased tissue because physicians can only estimate the location of the target from a static image. The Company's MAGELLAN system is designed to enable physicians to determine in real time the precise location of medical instruments relative to the patient's internal anatomy, permitting the physician to maneuver around critical anatomical structures and to guide the medical instrument to the exact location for diagnosis and treatment. As a result, the Company believes that its MAGELLAN technology will make many procedures involving the insertion of medical instruments into a body cavity or incision safer, more accurate, less invasive and less expensive. The Company's initial applications for the MAGELLAN system include (i) image-guided neurosurgery and sinus surgery and (ii) image-guided biopsy.

          - MAGELLAN Image-Guided Surgery. The Company believes that the MAGELLAN system will permit physicians to safely and accurately perform a wide variety of image-guided medical procedures, including neuro, sinus, orthopedic, urological, gastrointestinal and pulmonary surgery. Moreover, unlike other image-guided technologies, the Company believes that the MAGELLAN system is the only navigation technology that will permit the determination of the location of flexible, steerable tip medical instruments. The Company believes that the ability to use the MAGELLAN system to manipulate flexible medical instruments around critical anatomical structures will permit physicians to further minimize the invasiveness of many medical procedures. The Company submitted a 510(k) pre-market notification to the FDA to permit marketing of the MAGELLAN system for image-guided neurosurgery during the second quarter of 1996.

          - MAGELLAN Image-Guided Biopsy Procedures. The Company believes that its technology can be combined with ultrasound imaging technology to dramatically improve the accuracy of biopsy procedures (the removal of a small quantity of tissue for microscopic examination to determine an exact diagnosis). By providing physicians with a 3-D guidance system, the MAGELLAN system will enable the accurate free-hand positioning of the biopsy needle in order to sample the desired tissue. The Company expects to file a 510(k) pre-market notification with the FDA to permit marketing of the MAGELLAN system for image-guided biopsy procedures during the first quarter of 1997.

     The Company's goal is to become the leader in minimally invasive navigation technology allowing medical procedures to be performed in a safer, less intrusive manner than can be achieved using alternative methods and technologies. The Company intends to achieve its goal by: (i) establishing strategic relationships with leading developers and manufacturers of medical instruments, (ii) developing or acquiring medical instrument development and manufacturing capability, (iii) sponsoring clinical trials to demonstrate the efficacy of the Company's products, (iv) developing a direct marketing and sales force and (v) increasing the Company's research and development activities.

     In July 1995, the Company entered into a Product Development and Supply Agreement (the "Cordis Agreement") with Cordis Corporation ("Cordis"), a leading developer, manufacturer and distributor of catheters and other medical devices which recently was acquired by Johnson & Johnson. The agreement grants to Cordis an exclusive license to distribute the Company's CARTO system and the MAGELLAN system for certain neurological applications which terminates, with respect to each product, two years from the date on which Cordis consummates its first commercial sale of such product to an end user. Thereafter, Cordis will maintain a non-exclusive license to distribute these products.

                                  THE OFFERING

Common Stock Offered.........................  shares
Common Stock Outstanding after this
  Offering...................................  shares(1)
Use of Proceeds..............................  The Company intends to use the net proceeds of this Offering to fund research and
                                               development, clinical studies, sales and
                                               marketing efforts, acquisitions of capital
                                               equipment and for working capital and other
                                               general corporate purposes. The Company may
                                               also use a portion of the net proceeds to
                                               acquire complementary businesses, products or
                                               technologies. See "Use of Proceeds."
Proposed Nasdaq National Market Symbol.......  BSEN

- ---------------
(1) Gives effect to the conversion of the Company's Series A Preferred Stock, which will be converted into Common Stock upon consummation of this Offering. See "Principal Stockholders" and "Description of Capital Stock."
    Excludes             shares reserved for future issuance pursuant to stock
    options outstanding as of June 30, 1996 and             shares reserved for
    future issuance under the Company's stock option plans. See
    "Management -- Stock Option Plans" and Note 9 of Notes to Consolidated Financial Statements.
                            ------------------------

     Unless otherwise indicated, all information in this Prospectus assumes the Underwriters' over-allotment option is not exercised.

     Biosense(TM), CARTO(TM), NOGA(TM), MAGELLAN(TM) and the Company's logo are trademarks of the Company.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

                                            PERIOD FROM
                                             INCEPTION
                                          (MARCH 23, 1994)       YEAR ENDED    SIX MONTHS ENDED JUNE 30,
                                          TO DECEMBER 31,       DECEMBER 31,   -------------------------
                                              1994(1)               1995          1995          1996
                                          ----------------      ------------   -----------   -----------
STATEMENT OF OPERATIONS DATA:
  Revenue...............................    $   --              $   204,000    $   --        $ 2,850,150
  Expenses
     Cost of sales......................        --                   49,457        --          1,817,524
     Sales and marketing................          67,000            245,250         45,000       732,022
     Research and development...........      31,395,126(2)       6,708,464      1,473,655     2,351,116
     General and administrative.........         422,129          1,216,700        261,864     1,461,400
                                            ------------        -----------    -----------   -----------
  Operating loss........................     (31,884,255)        (8,015,871 )   (1,780,519)   (3,511,912)
  Other income..........................          78,148            408,093         56,139       415,582
                                            ------------        -----------    -----------   -----------
  Loss before provision for income
     taxes..............................     (31,806,107)        (7,607,778 )   (1,724,380)   (3,096,330)
  Provision for income taxes............          24,918            153,681         41,900        48,601
                                            ------------        -----------    -----------   -----------
  Net loss..............................    $(31,831,025)       $(7,761,459 )  $(1,766,280)  $(3,144,931)
                                            ============        ===========    ===========   ===========
  Pro forma net loss per share(3).......                        $                            $
                                                                ===========                  ===========
  Shares used in computing pro forma net
     loss per share(3)..................
                                                                ===========                  ===========

                                                                          AT JUNE 30, 1996
                                                                   -------------------------------
                                                                      ACTUAL        AS ADJUSTED(4)
                                                                   ------------     --------------
BALANCE SHEET DATA:
  Cash and cash equivalents......................................  $ 12,115,863      $
  Working capital................................................     9,606,292
  Total assets...................................................    15,412,711
  Accumulated deficit............................................   (42,737,415)
  Total stockholders' equity.....................................    11,433,198

- ---------------

(1) Although the founders and certain other employees of the Company were engaged in research and development activities prior thereto, March 23, 1994 represents the date of inception of the Company for financial reporting purposes. See Note 1 of Notes to Consolidated Financial Statements.

(2) In accordance with generally accepted accounting principles, the Company wrote off $28.9 million of research and development costs related to all in-process technologies acquired from the founders of the Company in return for the issuance of 3,225,000 shares of Series A Preferred Stock of the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 1 of Notes to Consolidated Financial Statements.

(3) See Note 2 of Notes to Consolidated Financial Statements for information concerning calculation of pro forma net loss per share.

(4) Adjusted to give effect to the receipt of the net proceeds of the sale of shares of Common Stock offered hereby, assuming an initial
    public offering price of $          per share (the midpoint of the range
    shown on the front cover of this Prospectus), after deducting the underwriting discounts and commissions and estimated offering expenses payable by the Company.

                                  RISK FACTORS

     Prospective investors in the shares offered hereby should carefully consider the following risk factors, in addition to the other information contained in this Prospectus.

     Limited Operating History; History of Losses and Expected Future
Losses. The Company has a limited operating history upon which an evaluation of its prospects can be made. Such prospects must be considered in light of the substantial risks, expenses and difficulties encountered by entrants into the medical device industry, which is characterized by an increasing number of participants, intense competition and a high failure rate. To date, Biosense has engaged primarily in research, product development efforts and clinical trials. Although the Company reported revenues beginning in the fourth quarter of 1995, the Company has never reported any operating income and expects to continue to experience operating losses through at least 1998. At June 30, 1996, the Company had an accumulated deficit of $42.7 million. The Company expects to incur substantial additional expenditures in connection with its continued development, regulatory, manufacturing, sales and marketing efforts. There can be no assurance that the Company's products will ever gain commercial acceptance or that the Company will ever achieve profitability. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Uncertain Market Acceptance and Adoption of the Company's Technology. The Company's technology is being developed in order to enable physicians to navigate in the body and acquire, display, compare, store and retrieve 3-D spatially correct anatomical data and corresponding physiological data. The Company's success is dependent upon acceptance of its technology and products by the medical community as a reliable, safe and cost effective alternative to existing diagnostic and therapeutic procedures. To date, the Company's products have only been used on a limited basis by a small number of highly skilled physicians for limited applications, and the Company's CARTO system is the only product available for commercial sale. There can be no assurance that the Company's technology will be successfully adapted to other procedures. In addition, the Company is unable to predict how quickly, if at all, the Company's technology will be accepted by the medical community and, if accepted, the medical procedures for which it will be used. Certain of the medical procedures that the Company's products are designed to assist are currently being performed using other techniques. Broad-based clinical adoption of the Company's technology will not occur unless physicians determine that procedures using the Company's technology and products are an attractive alternative to current procedures. The Company believes that physician endorsements will be essential for clinical adoption of its technology, and there can be no assurance that any such endorsements will be obtained in a timely manner, if at all. Clinical adoption will also depend upon the Company's ability to facilitate training of physicians to use the Company's technology and products, and the willingness of such physicians to use the Company's products. Patient acceptance of the technology will depend in part upon physician recommendations as well as other factors, including the degree of invasiveness, the effectiveness of the technology and the rate and severity of complications associated with the technology as compared to other procedures. Even if the clinical efficacy of the Company's technology is established, physicians may elect not to recommend use of the Company's products unless acceptable reimbursement from health care payors is available. Health care payor acceptance may require evidence of the cost effectiveness of the Company's technology as compared to other currently available procedures. Consequently, there can be no assurance that the Company's technology and products will gain clinical adoption. Failure of the Company's technology and products to achieve significant clinical adoption would have a material adverse effect on the Company's financial condition and results of operations.

     Limited Sales, Marketing and Distribution Experience; Dependence on Strategic Partners. The Company currently has only a limited sales and marketing organization. Initially, the Company intends to sell its products primarily through distribution agreements and strategic partnerships with other manufacturers and marketers of medical devices. There can be no assurance that the Company will be able to enter into agreements with strategic partners or that such strategic partners will devote adequate resources to selling the Company's products. In addition, to the extent that the Company enters into distribution agreements or strategic partnerships for the sale of its products, the Company will be dependent upon the efforts of such strategic partners, and there can be no assurance that such efforts will be successful. The Company believes that it will need to develop its own marketing organization to provide marketing support to its strategic partners and to offer after-market support to users of its products. There can be no assurance, however, that the Company will be able to develop a successful marketing organization. The Company may also in the future seek to develop an in-house sales force through which to sell its products, and there can be no assurance that the Company will be able to build a direct sales force, that establishing a direct sales force will be cost effective, or that the Company's sales efforts will be successful.

     In July 1995, the Company entered into a Product Development and Supply Agreement with Cordis, a leading developer, manufacturer and distributor of catheters and other medical devices which recently was acquired by Johnson & Johnson. The agreement grants to Cordis an exclusive license to distribute the Company's CARTO system and the MAGELLAN system for certain neurological applications which terminates, with respect to each product, two years from the date on which Cordis consummates its first commercial sale of such product to an end user or at the option of Cordis. Thereafter, Cordis will maintain a non-exclusive license to distribute these products. See "Business -- Sales, Marketing and Distribution."

     Dependence on Key Personnel. The Company's ability to operate successfully depends in significant part upon the continued service of certain key scientific, technical, managerial and finance personnel, including, in particular, its Chief Scientist and a founder of the Company, Shlomo A. Ben-Haim, and its continuing ability to attract and retain additional highly qualified scientific, technical, managerial and finance personnel. Competition for such personnel is intense, and there can be no assurance that the Company can retain such personnel or that it can attract or retain other highly qualified scientific, technical, managerial and finance personnel in the future, including key manufacturing, sales and marketing personnel. Although the employment agreement of Dr. Ben-Haim restricts his ability to compete with the Company in areas of intrabody mapping and navigation, the employment agreement does not prohibit Dr. Ben-Haim from engaging in other research activities unrelated to the Company. Moreover, the initial term of the employment agreement of Dr. Ben-Haim expires in 1999 and there is no obligation to renew or extend the employment agreement. In addition, several members of the Company's current management team have joined the Company since June 1, 1996. The loss of key personnel or the inability to hire or retain qualified personnel could have a material adverse effect upon the Company's financial condition and results of operations. See "Management."

     Dependence on Suppliers and Manufacturers. Certain components used in the manufacture of the Company's products, including certain components of the Company's location sensors, are purchased from single suppliers. In addition, some components purchased by the Company are in short supply and require a three- to six-month lead time in ordering. Moreover, although the Company is in the process of qualifying another manufacturer to assemble its sensors, all of the Company's location sensors are currently assembled by a single manufacturer. The loss by the Company of one or more of the Company's suppliers, any delay in the ability of the Company to obtain required components, the inability of the Company to qualify another manufacturer to assemble its sensors or any delay in the assembly of the Company's sensors, could have a material adverse effect on the Company's financial condition and results of operations. See "Business -- Manufacturing."

     The Company's location sensors are designed to be incorporated into standard medical instruments, such as catheters and surgical tools. As a result, unless the Company acquires or develops the capacity to design and manufacture medical instruments on its own, the Company will be dependent on manufacturers of such medical instruments to incorporate Biosense location sensors into their instruments and to seek and obtain necessary regulatory approvals. The inability or unwillingness of medical instrument manufacturers to incorporate Biosense location sensors into their instruments or obtain necessary regulatory approvals will have a material adverse effect on the Company's financial condition and results of operations.

     Stringent Government Regulation. The Company's products are regulated as medical devices. The development, manufacture, distribution, labeling and promotion of medical devices are subject to extensive and rigorous regulation in the United States and in other countries. In the United States, the Federal Food, Drug and Cosmetics Act provides that, unless exempted by regulation, medical devices may not be marketed until they have been cleared or approved by the FDA, a process that is time-consuming, expensive and uncertain. Although the Company has received FDA clearance to market specified applications using certain of its products, there can be no assurance that any other applications or any of the Company's other products or proposed products will ever obtain the regulatory clearance or approval required, or that the Company will be able to comply with any additional FDA, state or foreign regulatory requirements. In addition, there can be no assurance that government regulations applicable to the Company's products or the interpretation of those regulations will not change, including those related to the products currently cleared for marketing, and thereby prevent the Company from marketing some or all of its products temporarily or permanently. The Company is also subject to other federal, state and local laws. Noncompliance with applicable requirements can result in civil penalties, injunction, the recall or seizure of products, an inability to import products into the United States, the refusal by the government to approve or clear product approval applications or to allow the Company to enter into government supply contracts, the withdrawal of previously approved product applications and criminal prosecution. The extent of potentially adverse government regulation that might arise from future legislation or administrative action cannot be predicted. Failure to obtain or delays in obtaining required regulatory clearances, or approvals or enforcement action based on failure to comply with regulatory requirements, could have a material adverse effect on the Company's financial condition and results of operations.

     In order for the Company to market its products in European and certain other foreign countries, the Company must obtain certain regulatory approvals and clearances and otherwise comply with extensive regulations regarding product safety, manufacturing processes and quality. These regulations, including the requirements for approvals or clearance to market and the time required for regulatory review, vary from country to country. The Company may rely in some circumstances on its international distributors for the receipt of pre-market approvals and compliance with clinical trial requirements in those countries where the Company intends to use distributors, but there can be no assurance that the Company will be able to obtain required regulatory approvals. Failure to obtain such approvals or any enforcement action by regulatory authorities with respect to regulatory noncompliance could have a material adverse effect on the Company's financial condition and results of operations. See
"Business -- Government Regulation."

     Uncertainty Relating to Third-Party Reimbursement. In the United States, health care providers, such as hospitals and physicians, that purchase medical devices, such as the Company's products, generally rely on third-party payors, principally Medicare, Medicaid and private health insurance plans, to reimburse all or part of the cost of the procedure in which the medical device is being used. In addition, certain health care providers are moving toward a managed care system in which such providers contract to provide comprehensive health care for a fixed cost per person. The Company is unable to predict what changes will be made in the reimbursement methods utilized by third-party health care payors. The Company could be adversely affected by changes in reimbursement policies of government or private health care payors, particularly to the extent any such changes affect reimbursement for the procedure in which the Company's products are intended to be used. Failure by physicians, hospitals and other potential users of the Company's products to obtain sufficient reimbursement from health care payors for the procedure in which the Company's products are intended to be used or adverse changes in government and private third-party payors' policies toward reimbursement for such procedures could have a material adverse effect on the Company's financial condition and results of operations. Market acceptance of the Company's products in international markets also will be dependent, in part, upon the availability of reimbursement within prevailing health care payment systems. Reimbursement and health care payment systems in international markets vary significantly by country, and include both government sponsored health care and private insurance. The Company intends to seek international reimbursement approvals, although there can be no assurance that any such approvals will be obtained in a timely manner, if at all, and failure to receive international reimbursement approvals could have a material adverse effect on market acceptance of the Company's products in the international markets in which such approvals are sought. See "Business -- Third-Party Reimbursement."

     Highly Competitive Market. The medical device industry is characterized by rapidly evolving technology and intense competition. A number of competitors, including Johnson & Johnson, Boston Scientific Corporation, Guidant Corporation, Medtronic, Inc., St. Jude Medical, Inc. and Elekta Instruments AB, are currently manufacturing and marketing products that may compete with those of the Company and that are widely accepted and have a long history of safe and effective use. Many of the Company's competitors have substantially greater resources, name recognition and expertise in research and development, manufacturing and marketing medical devices. Competition in markets in which the Company intends to compete, including diagnosis and treatment of cardiac arrhythmias and cardiovascular disease and technologies for minimally invasive procedures, is expected to be intense. Technologies and procedures currently exist for the diagnosis and treatment of most of the medical conditions for which the Company's products have been developed. In addition, many of the Company's competitors have announced that they are developing and introducing products that may compete with those of the Company. There can be no assurance that medical procedures using the Company's products will replace any current procedures or that the Company's competitors will not succeed in developing alternative procedures and technologies that are more effective than the Company's products or that render the Company's products or technologies not competitive or obsolete.

     Limited Manufacturing Experience. To date, the Company's manufacturing activities have consisted only of building prototype devices and limited commercial production. As a result, the Company has no experience manufacturing its products in the volumes that would be necessary for the Company to achieve significant commercial sales. There can be no assurance that reliable, high volume manufacturing can be established or maintained at commercially reasonable costs. Specifically, companies often encounter difficulties in scaling up production, including problems involving production yield, quality control and assurance, and shortages of qualified personnel. In addition, the Company's manufacturing facilities are subject to FDA regulations, international quality standards and other regulatory requirements. Difficulties encountered by the Company in manufacturing scale-up or failure by the Company to implement and maintain its facilities in accordance with FDA regulations, international quality standards or other regulatory requirements could result in a delay or termination of production, which could have a material adverse effect on the Company's financial condition and results of operations. See
"Business -- Manufacturing."

     Risks Relating to International Operations. The Company's principal operations are conducted through its subsidiary, Biosense (Israel) Ltd. ("Biosense Israel"), located in Tirat HaCarmel, Israel. In addition, the Company markets its products in international markets. Although the Company's sales and certain other expenditures are denominated in United States dollars, the Company must pay a significant portion of its operating expenses in Israeli shekels and other foreign currencies. Changes in international economic conditions, currency exchange rates, foreign tax laws or tariffs or other trade regulations could have a material adverse effect on the Company's financial condition and results of operations. The anticipated international nature of the Company's business is also expected to subject it and its representatives, agents and distributors to laws and regulations of the jurisdictions in which they operate or in which the Company's products are sold. The regulation of medical devices in a number of such jurisdictions, particularly in the European Union, continues to develop and there can be no assurance that new laws or regulations will not have an adverse effect on the Company's financial condition and results of operations. See
"-- Stringent Government Regulation." In addition, the laws of certain foreign countries do not protect the Company's intellectual property rights to the same extent as do the laws of the United States.

     Location of Primary Subsidiary in Israel. The Company's primary subsidiary, Biosense Israel, is incorporated under the laws of the State of Israel, where its principal offices and substantially all of its manufacturing and research and development facilities are located. Since the establishment of the State of Israel in 1948, a state of hostility has existed, varying in degree and intensity, between Israel and certain Arab countries. In addition, Israel and companies doing business with Israel have been the subject of an economic boycott by certain Arab countries since Israel's establishment. Israel has entered into agreements with certain Arab countries and representatives of the Palestinians, and various declarations have been signed in connection with efforts to resolve some of these problems. However, no prediction can be made as to whether a full resolution of these problems will be achieved or as to the nature of any such resolution. The Company is directly affected by the political, economic and military conditions to which Israel is subject. The Company's products are heavily dependent upon components imported from outside of Israel. Accordingly, the Company's financial condition and results of operations could be materially adversely affected if major hostilities involving Israel should occur or if trade between Israel and its present trading partners was interrupted or curtailed.

     Approved Enterprise Status and Related Tax Benefits. The Company, through Biosense Israel, benefits from certain government programs and tax benefits, particularly as a result of the "Approved Enterprise" status of a substantial portion of the facilities and programs of Biosense Israel. To be eligible for these programs and tax benefits, Biosense Israel must continue to meet certain conditions, including making certain specified investments in fixed assets. Should Biosense Israel fail to meet such conditions in the future, it could be required to refund tax benefits already received (together with interest and certain inflation adjustments). There can be no assurance that such programs and tax benefits will be continued in the future at their current levels or otherwise. Although the Company expects that the Approved Enterprise status of facilities and programs of Biosense Israel will continue, the termination or reduction of certain programs and tax benefits (particularly benefits available to Biosense Israel as a result of the Approved Enterprise status of substantially all of the facilities and programs of Biosense Israel) could have a material adverse effect on the Company's financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Israeli Tax Matters."

     Dependence on Patents and Proprietary Technology. The Company's ability to compete effectively will depend in part on its ability to develop and maintain proprietary aspects of its technology. The Company owns four United States patents relating to certain aspects of the Company's CARTO system. The Company also has 24 pending United States patent applications, as well as five Patent Cooperation Treaty ("PCT") patent applications and 11 foreign patent applications, which cover various aspects of the CARTO, NOGA and MAGELLAN systems as well as other developments. There can be no assurance that patents will issue from any of these applications or, if patents do issue, that claims allowed in any such patent or patents will be sufficient to protect the Company's technology.

     Legislation is pending in Congress that, if enacted in its present form, would limit the ability of medical device manufacturers in the future to obtain patents on surgical and medical procedures that are not performed by, or as part of, devices or compositions which are themselves patentable. While the Company cannot predict whether the legislation will be enacted, or precisely what limitations will result from the law if enacted, any limitation or reduction in the patentability of medical and surgical methods and procedures could have a material adverse effect on the Company's ability to protect its proprietary methods and procedures.

     There can be no assurance that any issued patents or any patents which may be issued as a result of the Company's United States and international patent applications will not be successfully challenged, invalidated or circumvented in the future. Moreover, there can be no assurance that competitors, many of which have substantial resources and have made substantial investments in competing technologies, will not seek to apply for and obtain patents that will prevent, limit or interfere with the Company's ability to make, use and sell its products either in the United States or in international markets. There can be no assurance that the owners or licensees of these patents will not attempt to enforce their patent rights against the Company in a patent infringement suit or other legal proceeding, regardless of the likely outcome of such suit or proceeding. In addition, if patents that cover the Company's activities are issued to other companies, there can be no assurance that the Company would be able to obtain licenses to such patents at a reasonable cost, if at all, or be able to develop or obtain alternative technologies.

     The medical device industry has been characterized by extensive litigation regarding patents and other intellectual property rights, and companies in the medical device industry have employed intellectual property litigation to gain a competitive advantage. There can be no assurance that the Company will not become subject to patent infringement claims or litigation or interference proceedings declared by the United States Patent and Trademark Office (the "USPTO") to determine the priority of inventions. The defense and prosecution of intellectual property suits, USPTO interference proceedings and related legal and administrative proceedings are both costly and time-consuming. Litigation may be necessary to enforce patents issued to the Company, to protect trade secrets or know-how owned by the Company or to determine the enforceability, scope and validity of the proprietary rights of others. Any litigation or interference proceedings will result in substantial expense to the Company and significant diversion of effort by the Company's technical and management personnel. An adverse determination in litigation or interference proceedings to which the Company may become a party could subject the Company to significant liabilities to third parties or require the Company to seek licenses from third parties or prevent the Company from selling its products in certain markets, or at all. Costs associated with settlements, licensing and similar arrangements may be substantial and could include ongoing royalties. Furthermore, there can be no assurance that the necessary licenses would be available to the Company on satisfactory terms, if at all. Adverse determinations in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent the Company from manufacturing and selling its products, which would have a material adverse effect on the Company's financial condition and results of operations. In addition, there can be no assurance that the Company will have the financial resources to protect and defend its intellectual property.

     In addition to patents, the Company relies on trade secrets and proprietary know-how, which it seeks to protect, in part, through confidentiality and proprietary information agreements. The Company generally requires its key employees and consultants to execute confidentiality agreements upon the commencement of any employment or consulting relationship with the Company. There can be no assurance that such confidentiality or proprietary information agreements will not be breached, that the Company would have adequate remedies for any breach, or that the Company's trade secrets will not otherwise become known to, or be independently developed by, competitors. See
"Business -- Patents and Proprietary Rights."

     Future Capital Requirements. The Company's capital requirements depend on numerous factors, including the progress of the Company's product development programs, the resources the Company devotes to developing, manufacturing and marketing its products, the extent to which the Company's products generate market acceptance and demand, and other factors. The Company may be required to raise additional funds through public or private financing, collaborative relationships or other arrangements. There can be no assurance that such additional funding, if needed, will be available on terms attractive to the Company, or at all. The failure of the Company to obtain such funding could have a material adverse effect on the Company's financial condition and results of operations. Any additional equity financing may be dilutive to stockholders, and debt financing, if available, may involve restrictive covenants. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

     Product Liability Risk; Limited Insurance Coverage. The development, manufacture and sale of medical products entail significant risk of product liability claims and product recalls. The Company's current product liability insurance coverage limits are $5 million per occurrence and $5 million in the aggregate, and there can be no assurance that such coverage limits are adequate to protect the Company from any liabilities it might incur in connection with the development, manufacture and sale of its products. In addition, the Company may require increased product liability coverage as its products are commercialized. Product liability insurance is expensive and in the future may not be available to the Company on acceptable terms, if at all. A successful product liability claim or series of claims brought against the Company in excess of its insurance coverage or a product recall could have a material adverse effect on the Company's financial condition and results of operations. See "Business -- Product Liability and Insurance."

     Product Reliability and Risk of Recall. The Company's products are highly complex. Component failures, manufacturing errors or design defects could result in unsafe conditions for patients, additional repair requirements or product recalls, and could significantly impair market acceptance of the Company's products. If there were any material deficiencies or defects in the design or manufacture of the Company's products, the Company might be required to recall or redesign them. The costs of a product recall could be significant. Any such product problems could have a material adverse effect on the Company's financial condition and results of operations.

     Certain U.S. Income Tax Considerations. For U.S. federal income tax purposes, in addition to its regular corporate income tax liability, the Company could be subject to a surtax for any year in which it is deemed to be a "personal holding company" ("PHC"), which is defined under the Internal Revenue Code of 1986 (the "Internal Revenue Code") as a company that (i) is more than 50% owned by five or fewer individuals and (ii) derives at least 60% of its adjusted ordinary gross income for the taxable year from certain passive sources, including, but not limited to, royalty fees and interest and dividend income. A PHC is subject to a surtax of 39.6% on an amount generally equal to its net income after deduction of its regular corporate income tax liability, dividends paid during the taxable year and certain other adjustments. The Company has determined that it will not be subject to the PHC surtax in 1996, and the Company believes that it can manage its business so as to avoid the imposition of the PHC surtax in future years. Nevertheless, because the character and amount of certain types of income may be beyond the control of the Company, it is possible that the

Company could become subject to the PHC surtax for one or more future taxable years. It is also possible that, in order to avoid the imposition of this surtax, the Company may elect to make dividend distributions if cash is available to do so, or may modify its business operations, at a time when it otherwise might not choose to do so.

     No Prior Public Trading Market; Potential Volatility of Stock Price. Prior to this Offering, there has been no public market for the Company's Common Stock. There can be no assurance that an active trading market will develop or, if one does develop, that it will be sustained. The initial public offering price, which will be determined by negotiations between the Company and representatives of the Underwriters, may not be indicative of prices that will prevail in the trading market. See "Underwriting." The stock market has from time to time experienced significant price and volume fluctuations which often have been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the market price of the Company's Common Stock. In addition, the market price of the shares of Common Stock is likely to be highly volatile. Factors such as fluctuations in the Company's operating results, announcements of technological innovations or new products by the Company or its competitors, FDA and international regulatory actions, developments with respect to patents or proprietary rights, public concern as to the safety of products developed by the Company or others, changes in health care policy in the United States and internationally, changes in stock market research analyst recommendations regarding the Company, other medical device companies or the medical device industry generally, and general market conditions may have a significant effect on the market price of the Common Stock.

     Shares Eligible for Future Sale. Sales of a substantial number of shares of the Company's Common Stock in the public market following this Offering, or the perception that such sales could occur, could adversely affect the market price of the Common Stock. Upon the completion of this Offering, the Company
will have             shares of Common Stock outstanding (before giving effect
to the exercise of any outstanding options after June 30, 1996). Of these
shares, the             shares sold in this Offering will be freely tradable
without restriction under the Securities Act, unless held by "affiliates" of the Company, as that term is defined in Rule 144 under the Securities Act, shares of Common Stock will be available for sale in the public market without restriction 90 days following the date of this Prospectus pursuant to Rule 144 and Rule 701 under the Securities Act, and
shares of Common Stock (including             shares subject to outstanding
vested options) will become available for sale in the public market 90 days after the date of this Prospectus, subject in some cases to vesting provisions
and volume limitations pursuant to Rule 144. The remaining             shares
held by existing stockholders will become eligible for sale in the public market pursuant to Rule 144 at various times over a period of less than two years following the completion of this Offering, subject in some cases to vesting provisions and volume limitations. Stockholders of the Company who, in the
aggregate, hold approximately    % of the shares of Common Stock of the Company,
and    % of the options to purchase Common Stock of the Company, outstanding immediately prior to the completion of this Offering have entered into lock-up agreements under which such stockholders have agreed not to offer, sell or otherwise dispose of any shares or securities exchangeable for or convertible into shares of Common Stock owned by them for a period of 180 days after the date of this Prospectus, without the prior written consent of UBS Securities LLC. The Company has entered into a similar agreement, except that the Company may grant additional options under the Company's stock option plans and issue shares upon the exercise of outstanding options. UBS Securities LLC may, however, in its sole discretion and at any time without notice, release all or any portion of the securities subject to such lock-up agreements. See "Shares Eligible for Future Sale."

     Anti-takeover Effect of Certain Certificate of Incorporation and Bylaw Provisions. Certain provisions of the Company's Certificate of Incorporation and Bylaws may have the effect of making it more difficult for a third party to acquire, or discouraging a third party from attempting to acquire, control of the Company. Such provisions could limit the price that certain investors might be willing to pay in the future for shares of the Company's Common Stock. Certain of these provisions allow the Company to issue Preferred Stock without any vote or further action by the stockholders, specify procedures for director nominations by stockholders and submission of other proposals for consideration at stockholder meetings, eliminate cumulative voting in the election of directors and divide the Board of Directors of the Company into three classes. Certain provisions of Delaware law applicable to the Company could also delay or make more difficult a merger, tender offer or proxy contest involving the Company, including Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years unless certain conditions are met. The possible issuance of Preferred Stock, the procedures required for director nominations and stockholder proposals and Delaware law could have the effect of delaying, deferring or preventing a change in control of the Company, including without limitation, discouraging a proxy contest or making more difficult the acquisition of a substantial block of the Company's Common Stock. These provisions could also limit the price that investors might be willing to pay in the future for shares of the Company's Common Stock. See "Description of Capital Stock."

     Control by Directors, Executive Officers and Affiliated Entities. The Company's directors, executive officers and persons and entities affiliated with
them will, in the aggregate, beneficially own approximately   % of the Company's
outstanding shares of Common Stock following the completion of this Offering. In addition, Shlomo A. Ben-Haim, the Chief Scientist and a Director of the Company,
and his brother will together beneficially own approximately   % of the
Company's outstanding shares of Common Stock following the completion of this Offering. These stockholders, if acting together, would be able to control all matters requiring approval by the stockholders of the Company, including the election of directors and the approval of mergers or other business combination transactions. See "Principal Stockholders."

     Dilution. Investors purchasing shares of Common Stock in this Offering will incur immediate and substantial dilution in net tangible book value of the
Common Stock of $          per share. To the extent that currently outstanding
options to purchase the Company's Common Stock are exercised, there will be further dilution. See "Dilution."

     Absence of Dividends. The Company has not paid any dividends and does not anticipate paying any dividends in the foreseeable future. See "Dividend Policy."

                                  THE COMPANY

     The Company was incorporated in the State of Delaware in 1994. Its principal operations are conducted through its wholly owned subsidiary, Biosense Israel, located in Tirat HaCarmel, Israel. The Company's principal executive offices are located at 40 Ramland Road South, Orangeburg, New York 10962, and its telephone number is (914) 359-2250.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the             shares of
Common Stock offered hereby are estimated to be approximately $
($          if the Underwriters' over-allotment option is exercised in full),
assuming an initial public offering price of $          per share (the midpoint
of the range shown on the front cover of this Prospectus), after deducting the underwriting discounts and commissions and estimated offering expenses payable by the Company.

     The Company intends to use the net proceeds to fund research and development, clinical studies, sales and marketing efforts, acquisition of capital equipment and for working capital and other general corporate purposes. The Company may also use a portion of the net proceeds to acquire complementary businesses, products or technologies, although the Company currently has no agreements with respect to any such transactions. The actual amounts expended by the Company for these purposes and the timing of such expenditures will depend on a number of factors, including the status of the Company's development efforts, actions relating to regulatory matters, the extent to which the Company's products gain market acceptance and competition. Pending use of the net proceeds of this Offering, the Company plans to invest the net proceeds in interest bearing, investment grade securities. Although the Company believes that the net proceeds from this Offering together with existing cash, cash equivalents and securities available for sale will be sufficient to maintain its current and planned operations for at least the next 24 months, there can be no assurance that the Company will not require additional financing during such period. See "Risk Factors -- Future Capital Requirements" and "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Liquidity and Capital Resources."

                                DIVIDEND POLICY

     The Company has never declared or paid any cash dividends on its capital stock. The Company currently intends to retain any future earnings for funding growth and, therefore, does not anticipate paying any cash dividends in the foreseeable future.

                                 CAPITALIZATION

     The following table sets forth at June 30, 1996 (i) the capitalization of the Company after giving pro forma effect to the conversion of all of the Company's Series A Preferred Stock into Common Stock and (ii) the pro forma capitalization of the Company as adjusted to reflect the receipt of the
estimated net proceeds from the sale of the           shares of Common Stock
being offered hereby, assuming an initial public offering price of $ per share (the midpoint of the range shown on the front cover of this Prospectus), after deducting the underwriting discounts and commissions and estimated offering expenses payable by the Company.

                                                                              JUNE 30, 1996
                                                                        -------------------------
                                                                                       PRO FORMA
                                                                        PRO FORMA     AS ADJUSTED
                                                                        ---------     -----------
                                                                             (IN THOUSANDS)
Long-term obligations.................................................  $     --       $      --
Stockholders' equity
  Preferred Stock, $.01 par value, 4,150,000 shares authorized, none
     issued and outstanding...........................................        --              --
  Common Stock, $.01 par value, 8,000,000 shares authorized, 6,113,316
     and           shares issued and outstanding pro forma and pro
     forma as adjusted, respectively(1)...............................        61
  Paid-in capital.....................................................    55,182
  Accumulated deficit.................................................   (42,737 )       (42,737)
  Deferred compensation(2)............................................    (1,073 )        (1,073)
                                                                        --------        --------
     Total stockholders' equity.......................................    11,433
                                                                        --------        --------
       Total capitalization...........................................  $ 11,433       $
                                                                        ========        ========

- ---------------
(1) Excludes      shares reserved for future issuance pursuant to stock options
    outstanding as of June 30, 1996 and           shares reserved for future
    issuance under the Company's stock option plans. See "Management -- Stock Option Plans" and Note 9 of Notes to Consolidated Financial Statements.

(2) Represents deferred compensation recorded in connection with the grant of certain stock options to employees of the Company. See Note 9 of Notes to Consolidated Financial Statements.

                                    DILUTION

     The pro forma net tangible book value of the Company's Common Stock as of
June 30, 1996 was $          , or approximately $     per share. Pro forma net
tangible book value per share represents the amount of the Company's total tangible assets less total liabilities, divided by the number of shares of Common Stock outstanding after giving pro forma effect to the conversion of all of the Company's Series A Preferred Stock into Common Stock. Net tangible book value dilution per share represents the difference between the amount per share paid by purchasers of Common Stock in the Offering and the net tangible book value per share of Common Stock immediately after completion of this Offering.
After giving effect to the sale by the Company of the      shares of Common
Stock offered hereby, assuming an initial public offering price of $
per share (the maximum price in the range shown on the front cover of this Prospectus), after deducting the underwriting discounts and commissions and estimated offering expenses payable by the Company, the pro forma net tangible
book value of the Company as of June 30, 1996 would have been $          or
$          per share. This represents an immediate increase in net tangible book
value of $          per share to existing stockholders and an immediate dilution
in net tangible book value of $          per share to new investors of Common
Stock in this Offering.

     The following table illustrates this per share dilution:

        Assumed initial public offering price per share............               $
        Pro forma net tangible book value per share as of June 30,
          1996.....................................................  $
        Increase per share attributable to new investors...........
                                                                     --------
        Pro forma net tangible book value per share after the
          offering.................................................
                                                                                  --------
        Dilution per share to new investors........................               $
                                                                                  ========

     The following table sets forth, on a pro forma basis at June 30, 1996, the difference between the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share paid by the existing holders of Common Stock and by the new investors, assuming an
initial public offering price of $          per share (the maximum price in the
range shown on the front cover of this Prospectus), before deducting the underwriting discounts and commissions and estimated offering expenses payable by the Company.

                                           SHARES PURCHASED       TOTAL CONSIDERATION
                                          -------------------     --------------------     AVERAGE PRICE
                                          NUMBER      PERCENT      AMOUNT      PERCENT       PER SHARE
                                          -------     -------     --------     -------     -------------
Existing stockholders...................                    %     $                  %       $
New investors...........................
                                          -------     ------       -------     ------
          Total.........................                    %     $                  %
                                          =======     ======       =======     ======

     The foregoing table (i) assumes no exercise of the Underwriters'
over-allotment option and (ii) excludes           shares reserved for future
issuance pursuant to stock options outstanding as of June 30, 1996 and shares reserved for future issuance under the Company's stock option plans. See "Management -- Stock Option Plans" and Note 9 of Notes to Consolidated Financial Statements.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected consolidated financial data as of December 31, 1994 and 1995 and for the period March 23, 1994 (inception) to December 31, 1994 and the year ended December 31, 1995 are derived from the consolidated financial statements of the Company audited by Arthur Andersen LLP, independent public accountants, whose report thereon is included elsewhere herein. The selected consolidated financial data as of June 30, 1996 and for the six months ended June 30, 1995 and 1996 are derived from the unaudited consolidated financial statements of the Company which, in the opinion of management, contain all adjustments, consisting of only normal recurring adjustments, necessary for the fair presentation of such information. The results for the six months ended June 30, 1996 are not necessarily indicative of the results that can be expected for the full year. The selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and notes thereto included elsewhere herein.

                                        PERIOD FROM
                                         INCEPTION
                                      (MARCH 23, 1994)      YEAR ENDED       SIX MONTHS ENDED JUNE 30,
                                      TO DECEMBER 31,      DECEMBER 31,     ---------------------------
                                          1994(1)              1995            1995            1996
                                      ----------------     ------------     -----------     -----------
STATEMENT OF OPERATIONS DATA:
  Revenue...........................    $         --       $    204,000     $        --     $ 2,850,150
  Expenses
     Cost of sales..................              --             49,457              --       1,817,524
     Sales and marketing............          67,000            245,250          45,000         732,022
     Research and development.......      31,395,126(2)       6,708,464       1,473,655       2,351,116
     General and administrative.....         422,129          1,216,700         261,864       1,461,400
                                        ------------        -----------     -----------     -----------
  Operating loss....................     (31,884,255)        (8,015,871)     (1,780,519)     (3,511,912)
  Other income......................          78,148            408,093          56,139         415,582
                                        ------------        -----------     -----------     -----------
  Loss before provision for income
     taxes..........................     (31,806,107)        (7,607,778)     (1,724,380)     (3,096,330)
  Provision for income taxes........          24,918            153,681          41,900          48,601
                                        ------------        -----------     -----------     -----------
  Net loss..........................    $(31,831,025)      $ (7,761,459)    $(1,766,280)    $(3,144,931)
                                        ============        ===========     ===========     ===========
  Pro forma net loss per share(3)...                       $                                $
                                                            ===========                     ===========
  Shares used in computing pro forma
     net loss per share(3)..........
                                                            ===========                     ===========

                                                            DECEMBER 31,
                                                    -----------------------------       JUNE 30,
                                                        1994             1995             1996
                                                    ------------     ------------     ------------
BALANCE SHEET DATA:
  Cash and cash equivalents.......................  $  3,278,674     $ 13,621,130     $ 12,115,863
  Working capital.................................     3,084,517       12,824,541        9,606,292
  Total assets....................................     4,040,533       15,747,998       15,412,711
  Accumulated deficit.............................   (31,831,025)     (39,592,484)     (42,737,415)
  Total stockholders' equity......................     3,761,800       14,252,509       11,433,198

- ---------------
(1) Although the founders and certain other employees of the Company were engaged in research and development activities prior thereto, March 23, 1994 represents the date of inception of the Company for financial reporting purposes. See Note 1 of Notes to Consolidated Financial Statements.

(2) In accordance with generally accepted accounting principles, the Company wrote off $28.9 million of research and development costs related to all in-process technologies acquired from the founders of the Company in return for the issuance of 3,225,000 shares of Series A Preferred Stock of the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 1 of Notes to Consolidated Financial Statements.

(3) See Note 2 of Notes to Consolidated Financial Statements for information concerning calculation of pro forma net loss per share.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion of the financial condition and results of operations of Biosense should be read in conjunction with the Consolidated Financial Statements and the related notes thereto included elsewhere in this Prospectus.

OVERVIEW

     Biosense commenced operations in March 1994. To date, Biosense has engaged primarily in research, product development efforts and clinical trials. As a result, the Company does not believe that its historical results of operations are necessarily indicative of results that may be expected in the future. In addition, although the Company reported revenues beginning in the fourth quarter of 1995, the Company has never reported any operating income and expects to continue to experience operating losses through at least 1998. At June 30, 1996, the Company had an accumulated deficit of $42.7 million. The Company expects to incur substantial additional expenditures in connection with its continued development, regulatory, manufacturing, sales and marketing efforts.

     Currently, the CARTO system is the Company's only commercially marketable product. There can be no assurance that demand for the CARTO system will be sufficient to allow profitable operations. Furthermore, there can be no assurance that the Company will be able to develop the NOGA or the MAGELLAN systems into commercially marketable products. Failure of the CARTO system to be successfully commercialized and failure of the Company to develop either the NOGA or the MAGELLAN systems into marketable products would have a material adverse effect on the Company's financial condition and results of operations.

     The Company's principal operations are conducted in Israel through Biosense Israel. In addition, the Company markets its products in international markets. Although the Company's sales and certain expenditures are denominated in United States dollars, the Company must pay a significant portion of its operating expenses in Israeli shekels and other foreign currencies. Consequently, the Company's results of operations are affected by fluctuations in the exchange rate between United States dollars and these currencies. See Note 10 of Notes to Consolidated Financial Statements.

RESULTS OF OPERATIONS

  Six Months Ended June 30, 1996 Compared to Six Months Ended June 30, 1995.

     Revenue and cost of sales for the six months ended June 30, 1996 were $2.9 million and $1.8 million, respectively, reflecting sales of location sensors and CARTO systems to Cordis pursuant to the Cordis Agreement. The Company did not record any revenues in the six months ended June 30, 1995.

     Sales and marketing expenses were $732,022 and $45,000 for the six months ended June 30, 1996 and 1995, respectively, reflecting marketing and after-market support for the sales of CARTO systems in 1996 and marketing consulting fees paid to Jessco Medical Supply Inc. See "Certain Transactions." The Company expects that sales and marketing expenses will increase as additional products are launched.

     Research and development expenses were $2.4 million and $1.5 million for the six months ended June 30, 1996 and 1995, respectively. The increase in research and development expense was due to increased research and development activities, including the addition of personnel and an increase in consulting fees paid to HMS Ltd., in 1996. See "Certain Transactions." The Company expects that research and development expenses will increase further as it develops new products and pursues new technologies.

     General and administrative expenses were $1.5 million and $261,864 for the six months ended June 30, 1996 and 1995, respectively. The increase was the result of the Company establishing its infrastructure.

     Other income was $415,582 and $56,139 for the six months ended June 30, 1996 and 1995, respectively. The increase in interest income was due to interest earned on higher average cash balances in 1996 than in 1995.

     Provision for income taxes was $48,601 and $41,900 for the six months ended June 30, 1996, and 1995, respectively. The tax provisions relate to income taxes on the income of the Company's subsidiaries in their local jurisdictions.

     As a result of the foregoing, the Company's net loss was $3.1 million and $1.8 million for the six months ended June 30, 1996 and 1995, respectively.

  Year Ended December 31, 1995 Compared to Period from March 23, 1994 (inception) to December 31, 1994.

     Revenues and cost of sales for the year ended December 31, 1995 ("1995") were $204,000 and $49,457, respectively, reflecting sales of location sensors to Cordis pursuant to the Cordis Agreement. The Company did not record any revenues in the period from March 23, 1994 to December 31, 1994 ("1994").

     Research and development expenses were $6.7 million and $31.4 million in 1995 and 1994, respectively. In accordance with generally accepted accounting principles, in conjunction with the issuance of Series A Preferred Stock to the founders of the Company in return for the contribution of technology, the Company wrote off the research and development costs related to all in-process technologies. Of the $31.4 million of research and development expenses in 1994, approximately $28.9 million reflected this write off. Research and development expenses in 1995 included stock option compensation of $3.0 million. See Note 9 of Notes to Consolidated Financial Statements.

     General and administrative expenses were $1.2 million and $422,129 in 1995 and 1994, respectively. The increase in general and administrative expenses in 1995 was the result of the Company establishing its infrastructure.

     Other income was $408,093 and $78,148 in 1995 and 1994, respectively. The increase in other income was due to interest earned on higher average cash balances in 1995 than in 1994.

     Provision for income taxes was $153,681 and $24,918 in 1995 and 1994, respectively. The tax provisions relate to Israeli income taxes on the income of Biosense Israel.

     As a result of the foregoing, the Company's net loss was $7.8 million and $31.8 million in 1995 and 1994, respectively.

LIQUIDITY AND CAPITAL RESOURCES

     Since its inception, the Company has financed its operations through the sale of Common and Preferred Stock. At June 30, 1996, the Company had raised approximately $21.1 million (net of stock issuance costs) from the sale of such stock. The Company has also received cash advances from Cordis against future product deliveries aggregating $4.9 million. At June 30, 1996, the Company's cash and cash equivalents totaled $12.1 million. For the year ended December 31, 1995 and the six months ended June 30, 1996, cash used in the Company's operations was $3.4 million and $731,769, respectively, reflecting expenditures made primarily to support research and development, clinical testing, regulatory approval, acquisitions, marketing and the Company's administrative infrastructure.

     The Company's primary liquidity needs for the next 12 months are expected to be to fund product introductions, to build a sales and marketing organization, to develop and sponsor physician training programs, to continue investing in research and development and for working capital. The Company plans to finance its capital needs principally from the net proceeds of this Offering and interest thereon, its existing capital resources and, to the extent available, lines of credit. The Company currently has no commitments for any credit facilities that could provide additional working capital. The Company believes that the net proceeds from this Offering together with existing cash and cash equivalents will be sufficient to maintain its current and planned operations for at least the next 24 months. The Company's capital requirements depend on numerous factors, including the progress of the Company's product development programs, the resources the

Company devotes to developing, manufacturing and marketing its products, the extent to which the Company's products generate market acceptance and demand, and other factors. The Company may be required to raise additional funds through public or private financing, collaborative relationships or other arrangements. There can be no assurance that the Company will not require additional funding or that such additional funding, if needed, will be available on terms attractive to the Company, or at all. The failure of the Company to obtain such funding could have a material adverse effect on the Company's financial condition and results of operations. Any additional equity financing may be dilutive to stockholders, and debt financing, if available, may involve restrictive covenants.

     At December 31, 1995, the Company had approximately $6.9 million in federal and state net operating loss carryforwards, which expire between 2009 and 2010. Utilization of federal income tax carryforwards is subject to certain limitations under Section 382 of the Internal Revenue Code. These limitations may result in the expiration of net operating loss carryforwards and research and development credits before they can be fully utilized.

ISRAELI TAX MATTERS

     The Company, through Biosense Israel, benefits from certain government programs and tax benefits, particularly as a result of the "Approved Enterprise" status of a substantial portion of the facilities and programs of Biosense Israel pursuant to the Israeli Law for the Encouragement of Capital Investments, 1959 (the "Investment Law"). The Investment Law provides that capital investments in a production facility or other eligible assets may, upon application to the Israel Investment Center, be designated as an "Approved Enterprise." Each certificate of approval for an Approved Enterprise relates to a specific investment program in the Approved Enterprise, delineated both by the financial scope of the investment and by the physical characteristics of the facility or the asset. The tax benefits derived from any such certificate of approval relate only to taxable profits attributable to the specific Approved Enterprise. If only a part of a company's taxable income derives from an Approved Enterprise, or if a company operates under more than one approval, its effective corporate tax rate is the result of a weighted combination of the various applicable rates.

     Taxable income derived from an Approved Enterprise is subject to a reduced corporate tax rate of 25% (the corporate tax rate in Israel is ordinarily 36%). Such income is eligible for further reductions in tax rates depending on the percentage of foreign investment in the company's share capital and of its combined share and loan capital which is owned by non-Israeli residents. The tax rate will be 20% if the foreign investment is 49% or more but less than 74%, 15% if the foreign investment is 74% or more but less than 90%; and 10% if the foreign investment is 90% or more. These tax benefits are granted for a limited period not exceeding seven or ten years from the first year in which the Approved Enterprise has taxable income.

     A company that has Approved Enterprise status which was approved after April 1, 1986 may elect to forgo any entitlement to the grants otherwise available under the Investment Law and, in lieu thereof, participate in an alternative benefits program (the "Alternative Benefits Program"), under which the undistributed income from the Approved Enterprise is fully exempt from corporate taxation for a defined period of time. The period of tax exemption ranges from between two and ten years, depending upon the location within Israel of the Approved Enterprise and the type of the Approved Enterprise. On expiration of the exemption period, the Approved Enterprise would be eligible for beneficial tax rates under the Investment Law for the remainder, if any, of the otherwise applicable benefits period. Biosense Israel has elected to participate in the Alternate Benefits Program. As a result, Biosense Israel expects most of its operating income to be fully exempt from corporate taxation for a period of four years, and to be eligible for beneficial tax rates under the Investment Law for another six years. There can be no assurance, however, that the current benefit program will continue to be available for future operating income or that Biosense Israel will continue to qualify for benefits under the current program.

     A company, such as Biosense Israel, that has elected to participate in the Alternative Benefits Program and that pays a dividend either during or after the tax exemption period from the income derived from the Approved Enterprise during the tax exemption period will be subject to corporate tax in respect of the amount distributed (including the tax thereon) at the rate that would have been applicable had the company not elected the Alternative Benefits Program. The dividend recipient, including Biosense, Inc., is subject to a withholding tax at the reduced rate of 15% applicable to dividends from Approved Enterprises if the dividend is distributed within 12 years after the tax exemption period. In the case of a company with over 25% foreign shareholding (as defined by law), the 12-year limitation on reduced withholding tax on dividends does not apply. As a result, Biosense Israel will lose the benefits of the Alternative Benefits Program if it ever chooses to pay a dividend to the Company from the income derived during the tax exemption period.

     The benefits available to an Approved Enterprise are conditioned upon the fulfillment of certain conditions stipulated in the Investment Law and its regulations and the criteria set forth in the certificate of approval. In the event that these conditions are violated, in whole or in part, Biosense Israel could be required to refund the amount of benefits with interest. The Company believes its Approved Enterprise operates in substantial compliance with such conditions and criteria.

                                    BUSINESS

OVERVIEW

     Biosense has developed proprietary technology which enables physicians to accurately and safely navigate medical instruments within patients' bodies during the performance of a wide variety of minimally invasive medical procedures. Biosense's technology consists of miniature disposable location sensors incorporated into catheters and other medical instruments, a reusable "location pad" which emits non-hazardous, low-level electromagnetic energy and a proprietary computer system that converts the raw data gathered by the sensors into a user-friendly map and location guide. The Company's products permit physicians to continuously acquire, display, compare, store and retrieve 3-D spatially correct anatomical data and corresponding physiological data, which will provide physicians with important navigational and functional information not currently available during the performance of many medical procedures. The Company's products do not require fluoroscopic x-rays for navigating, thereby significantly reducing physician and patient exposure to dangerous ionizing radiation during the medical procedure. The Company believes that its proprietary technology will improve the accuracy and minimize the invasiveness of many diagnostic and therapeutic procedures, producing better clinical results. In addition, the Company believes that its technology will increase safety, reduce patient recovery times and lower the overall costs associated with a wide variety of invasive medical procedures.

     The initial applications of the Company's technology include the CARTO system, used for the diagnosis and treatment of cardiac arrhythmias, the NOGA system, used for the diagnosis of coronary artery disease and its related effects, and the MAGELLAN system, used for the performance of minimally invasive image-guided surgery and image-guided biopsy procedures.

BACKGROUND

     Prior to the discovery of x-ray technology, the only means of observing disorders of the internal anatomy was through incisions in the patient's body. The discovery of fluoroscopic x-rays was a fundamental breakthrough in medicine, making it possible to visualize structures within the body without making incisions. The introduction of MRI and ultrasound imaging further enhanced a physician's ability to visualize internal organs. More recently, digital image processing methods have advanced diagnostic imaging by enabling the quick, high quality reconstruction of images, often in three dimensions.

     Despite these advances in imaging technology, many diagnoses and treatments still require invasive procedures involving direct observation by the physician of the patient's internal anatomy. These procedures often require large incisions and significant tissue manipulation in order to provide the physician with direct access to the targeted anatomy. The invasiveness of these procedures leads to increased trauma to the patient and heightened risk of muscle or nerve damage, bleeding, scarring and other complications such as infection, debilitation and pain.

     The development of specialized catheters and similar minimally invasive medical instruments, together with advances in imaging technology, has led to less invasive procedures. Catheters permit physicians to enter the patient's body through natural body cavities or through much smaller incisions into which the catheter is inserted and manipulated to the desired location where testing is conducted or treatment is applied. As a result of the developments in imaging techniques and catheter technology, certain invasive procedures have been replaced by catheter-based procedures. Moreover, many patients who were not suitable candidates for surgery because of the invasiveness of the procedure can now be offered alternative treatments. These less invasive catheter-based procedures also have resulted in shorter hospital stays and recovery times compared to conventional open surgery.

     Notwithstanding the significant advantages that current procedures relying on advances in imaging techniques and catheter technology offer compared to older and more conventional open surgery procedures, the current procedures still have significant disadvantages. Because these procedures rely on small incisions into which the catheter or other medical instruments are inserted, direct, real time observation of the patient's anatomy and precise positioning of medical instruments is not possible. Instead, physicians must rely on fluoroscopic x-ray images in order to determine the approximate positioning of the medical instruments, which has several disadvantages. First, fluoroscopic x-rays expose the patient and the medical team to significant amounts of ionizing radiation which, according to the FDA, is the leading health hazard of catheterization procedures. Moreover, images generated by fluoroscopic x-ray equipment are only two dimensional, are often difficult to read and provide no detail of the soft tissue of the patient. Finally, fluoroscopic x-ray equipment is expensive, generally costing $500,000 to $1.5 million per machine.

BIOSENSE'S SOLUTION

     Biosense's technology will, for the first time, allow physicians using minimally invasive medical procedures to identify the relative location of instruments within the patient's body on a continuous, real time basis. Using Biosense technology, physicians will be able to precisely guide catheters and other medical instruments to exact locations using non-hazardous low-level electromagnetic energy. The Biosense system consists of disposable miniaturized sensors incorporated into catheters and other medical instruments, a reusable "location pad" which emits low-level electromagnetic energy, and a proprietary computer system that converts the raw data gathered by the sensors into a user-friendly map and location guide. The Company believes that medical procedures using Biosense technology will be more reliable, more precise and significantly safer than procedures that rely on fluoroscopic images. In addition, the Company believes that the Biosense system will significantly reduce per-treatment and overall costs of image-guided medical procedures compared to procedures utilizing x-ray technology.

     STRATEGY

     The Company's goal is to become the leader in minimally invasive navigation technology allowing medical procedures to be performed in a safer, less intrusive manner than can be achieved using alternative methods and technologies. The following are key elements of the Company's strategy:

     Establish strategic relationships with leading developers and manufacturers of medical instruments. The Company's location sensors are designed to be incorporated into medical instruments such as catheters and surgical tools. The Company intends to enter into strategic alliances with leading developers and manufacturers of medical instruments for the joint research and development of medical instruments that incorporate the Company's location sensors. The Company will seek partners that have experienced sales forces and that are well known to physicians. The Company will provide incentives to such partners to market and sell the Company's systems and instruments into which Biosense location sensors have been incorporated. The Company believes that alliances with established strategic partners will speed the introduction and acceptance of the Company's products. In July 1995, the Company entered into the Cordis Agreement with Cordis, a subsidiary of Johnson & Johnson, for the distribution of the CARTO system and for the distribution of the MAGELLAN system for use in neuroradiology and neuroendoscopy. See "-- Sales, Marketing and Distribution."

     Internally develop and manufacture medical instruments. The Company intends to develop or acquire the capacity to develop and manufacture medical instruments internally. The Company seeks to become a leader in the development of medical instruments that incorporate Biosense technology. The Company believes that, by developing its own medical instruments, it can be more responsive to the needs of end users of the Company's systems. In addition, the Company believes that it will be able to provide technical assistance to other manufacturers that seek to incorporate Biosense technology into their instruments.

     Sponsor clinical trials to demonstrate the efficacy of the Company's products. Because obtaining FDA approval does not assure the acceptance of products by the medical community, the Company intends to sponsor extensive clinical trials to demonstrate the efficacy of its products and the advantages that Biosense technology offers over existing procedures and technologies. The Company is working with leading institutions and physicians in the fields of electrophysiology, cardiology and image-guided medical procedures to sponsor clinical trials of its products. The Company expects that the results of these trials will be published in leading medical journals and presented at important scientific conferences, such as the Congress of Neurosurgeons and the annual meetings of the American Heart Association, the American College of Cardiology and the North

American Society of Pacing and Electrophysiology, which the Company believes will lead to quicker acceptance of its technology by the medical profession. See "-- Sales, Marketing and Distribution."

     Develop a direct marketing and sales force. In addition to marketing and selling its products through strategic partnerships, the Company intends to develop a direct marketing and sales force through which to sell its products. The Company believes that a direct marketing and sales force is important to supplement the efforts of its strategic partners to ensure that end users of the Company's products receive adequate pre- and after-market support and to assist in training, clinical trials and identifying new indications and applications for the Company's products. The Company intends to market certain products through its direct sales force in cases where strategic partners are not licensed to distribute these products or where strategic partnerships may not optimize the distribution of the Company's products.

     Increase the Company's research and development activities. The Company intends to continue to devote substantial resources to research and development efforts. The Company focuses these efforts in three general areas: (i) developing the technology and improving the Company's existing technology, (ii) developing and improving products and applications that incorporate the Company's technology, and (iii) providing engineering support for the Company and its customers.

PRODUCTS

     The initial applications of the Company's technology include the CARTO system, used for the diagnosis and treatment of cardiac arrhythmias, the NOGA system, used for the diagnosis and treatment of coronary artery disease and its related effects, and the MAGELLAN system, used for the performance of minimally invasive image-guided surgery and biopsy procedures.

         PRODUCT                      INDICATION                          STATUS
- -------------------------  --------------------------------  --------------------------------
CARTO                      Mapping of cardiac arrhythmias,   FDA 510(k)* clearance received.
                           including mapping of atrial
                           fibrillation, ventricular
                           tachycardia and supraventricular
                           tachycardia

                           Ablation therapy of ventricular   IDE** for Cordis ablation
                           tachycardia and supraventricular  catheter approved. PMA*
                           tachycardia                       supplement for Cordis ablation
                                                             catheter expected to be
                                                             submitted by Cordis during the
                                                             first quarter of 1997. Clinical
                                                             trials expected to commence in
                                                             the fourth quarter of 1996.

                           Ablation therapy of atrial        IDE application for ablation
                           fibrillation                      catheter expected to be
                                                             submitted during the first
                                                             quarter of 1997. Clinical trials
                                                             expected to commence in the
                                                             fourth quarter of 1996.

NOGA                       Testing of cardiac mechanics and  FDA 510(k) clearance received.
                           hemodynamics for diagnosis of     Clinical trials to support
                           coronary artery disease           marketing efforts in progress.
                           Cardiac viability testing         FDA 510(k) application expected
                                                             to be submitted during the
                                                             second quarter of 1997. Clinical
                                                             trials expected to commence in
                                                             the first quarter of 1997.

         PRODUCT                      INDICATION                          STATUS
- -------------------------  --------------------------------  --------------------------------
MAGELLAN
  Image-Guided Surgery     Neurosurgery                      FDA 510(k) application submitted
                                                             during the second quarter of
                                                             1996. Clinical trials to support
                                                             marketing efforts in progress.
                           Sinus surgery                     FDA 510(k) application expected
                                                             to be submitted during the first
                                                             quarter of 1997. Clinical trials
                                                             to support marketing efforts
                                                             expected to commence in the
                                                             second quarter of 1997.
  Image-Guided Biopsy      Ultrasound-guided biopsy          FDA 510(k) application expected
                                                             to be submitted during the first
                                                             quarter of 1997. Clinical trials
                                                             to support marketing efforts
                                                             expected to commence in the
                                                             third quarter of 1997.

- ---------------
 * Before a new device can be introduced into the United States market, the manufacturer must generally obtain marketing clearance through either a 510(k) pre-market notification or a pre-market approval ("PMA") application. See "-- Government Regulation."

** If human clinical trials of a device are required in connection with either a 510(k) pre-market notification or a PMA, and the device presents a "significant risk," the sponsor of the trial is required to file an investigational device exemption ("IDE") application prior to commencing human clinical trials in the United States. See "-- Government Regulation."

     CARTO

     The CARTO system is designed to allow physicians to diagnose and treat cardiac tachyarrhythmias (abnormally rapid heart beat) more quickly, accurately and safely than currently available procedures. The CARTO system incorporates the Company's miniature disposable location sensors into the tip of electrophysiological catheters which are designed to measure the electrical activity of the heart. By placing the catheter tip at various points along the inside wall of the heart, the CARTO system constructs an accurate 3-D map of the anatomy of the heart, and simultaneously records the patterns of electrical activity in the heart ("EP mapping"). The CARTO system permits the physician to pinpoint on this electro-anatomical map the exact location of the abnormal heart tissue ("arrhythmogenic tissue") responsible for inducing the dangerous heart rhythm. The CARTO system also shows, on a real time basis, the exact 3-D location of the tip of the catheter in relation to the arrhythmogenic tissue. This allows the physician to accurately navigate the catheter to the site of the arrhythmogenic tissue and perform ablation therapy, which involves the creation of scar tissue at the site of the arrhythmia in order to block the conduction of aberrant electrical signals. The Company knows of no other technology capable of providing physicians with real time, 3-D location information for the performance of non-fluoroscopic EP mapping and ablation therapy. Current mapping and ablation techniques can take many hours to complete, involve exposure of the patient and the physician to high levels of fluoroscopic x-rays, and do not provide the physician with the precise 3-D location information available with the CARTO system.

     Approximately 400,000 diagnostic EP procedures and approximately 75,000 therapeutic cardiac ablation procedures for the treatment of arrhythmias were performed in 1994, an increase of more than 225% and 350%, respectively, over 1992. In response to this rapid growth in EP procedures, hospitals are establishing dedicated EP labs, purchasing more EP products and workstations and replacing older equipment to improve the efficiency of their facilities and to treat the increasing number of EP patients. The Company believes that its technology can further expand the market for EP diagnosis and treatment.

     Background

     The heart at rest typically beats between 50 and 100 times per minute through the coordinated contractions of each of the heart's chambers. The heart tissue is stimulated to contract in an organized fashion by electrical impulses sent from the sino-atrial node located in the right atrium. If the heart tissue does not properly conduct these electrical impulses, then abnormal rhythms, called arrhythmias, may result. Cardiac arrhythmias are one of the leading causes of death in the United States and the most frequent cause of sudden death in patients with underlying coronary artery disease. Approximately 3.4 million people in the United States suffer from cardiac arrhythmias.

     Arrhythmias arise from numerous causes, including tissue damage due to heart attacks or arteriosclerosis (fatty deposits in the arteries), congenital defects and certain diseases. These causes accelerate, delay or redirect the transmission of electrical impulses, thereby disrupting the normal coordinated contractions of the heart's chambers. Arrhythmias originate either in the atria or in the ventricles and can significantly interfere with the pumping of oxygenated blood and can, therefore, be debilitating or life-threatening. During an arrhythmia, the heart beats either too slowly or too rapidly. An abnormally slow heart rate is known as a bradycardia. Bradycardia is typically treated by implanting a pacemaker in the patient, which monitors the heart's rhythm and delivers electrical impulses when necessary to increase the heart rate. Arrhythmias characterized by an abnormally high heart rate are known as cardiac tachyarrhythmias and can take several forms, including atrial fibrillation, ventricular tachycardia, and supraventricular tachycardia.

     [Diagram depicting the four chambers of the heart and typical location of atrial fibrillation and ventricular tachycardia]

     Atrial Fibrillation. Atrial fibrillation is a condition in which the regular pumping function of the atria is replaced by disorganized quivering caused by chaotic conduction of electrical signals throughout the upper chambers of the heart. Atrial fibrillation is believed to affect up to 4% of the United States population over the age of 60. Approximately 2,000,000 people in the United States and Europe are currently afflicted with atrial fibrillation and more than 150,000 new cases develop each year. Although not initially life-threatening, atrial fibrillation can cause up to a 30% reduction in cardiac output and a reduction in cerebral blood flow during the fibrillation episode which can result in palpitations, shortness of breath, fatigue and unconsciousness. Ventricular rates can also rise dangerously high when the chaotic signals of the atria are conducted to the lower chambers of the heart. Furthermore, because the heart's normal pumping function is interrupted during atrial fibrillation, blood can pool in the atria, which can lead to the formation of blood clots and ultimately strokes if these clots dislodge and travel to the brain. The American Heart Association estimates that approximately 75,000, or 25%, of all strokes per year in the United States are related to atrial fibrillation.

     Ventricular Tachycardia. Ventricular tachycardia is a life-threatening condition characterized by the ventricles beating at an abnormally rapid rate, significantly interfering with the pumping of oxygenated blood throughout the body which, in extreme cases, can result in sudden death. Most ventricular tachycardias result from myocardial infarctions (heart attacks) caused by coronary artery disease. Approximately 1,000,000 people in the United States and Europe are currently afflicted with ventricular tachycardia and approximately 100,000 new cases develop each year.

     Supraventricular Tachycardia. Supraventricular tachycardia affects ventricular rate from an origin above the ventricles. The most common forms of supraventricular tachycardia are Wolff-Parkinson-White ("WPW") syndrome and atrioventricular nodal reentrant tachycardia ("AVNRT"). WPW syndrome involves a congenital remnant of muscle tissue between the atria and the ventricles that can rapidly conduct electrical signals between these chambers of the heart. These electrical signals result in an abnormally rapid heart rhythm. AVNRT is characterized by a circuit of conductive tissue between a part of the atrioventricular node ("AV node") and either the atria or the ventricles. Normally, the AV node serves as a delay timer and electrical signal conductor, allowing the atria to complete their contraction, filling the ventricles with blood, and facilitating the organized spread of electrical signals to the ventricles. The circuit of conductivity that is characteristic of AVNRT disrupts the electrical signals from the AV node, leading to an abnormally rapid heartbeat.

     Current Diagnosis and Treatment

     Patients suffering from arrhythmias may experience heart palpitations, shortness of breath, dizziness or unconsciousness. Typically, these patients are referred to a cardiologist who will attempt to diagnose the condition with external monitoring such as an electrocardiogram ("EKG"). Only certain types of arrhythmias, such as chronic atrial fibrillation, are readily detectable using external monitoring. Many other arrhythmias occur only sporadically and are thus difficult to detect using external monitoring. If EKG testing fails to indicate the existence of an arrhythmia, the cardiologist must assess other factors, such as the severity of the symptoms and the patient's medical history, to determine the likelihood that a patient is suffering from an arrhythmia. If the cardiologist believes that it is likely that a patient is suffering from an arrhythmia, the cardiologist may refer the patient for EP mapping of the electrical activity of the patient's heart in order to diagnose the arrhythmia and to determine the appropriate treatment.

     Most arrhythmias currently are treated with antiarrhythmic drugs or with implantable automatic defibrillators ("IADs"). While antiarrhythmic drugs are the most common form of treatment for arrhythmias, their effectiveness has been questioned. In addition, toxic side effects, including pulmonary fibrosis, corneal micro deposits and liver dysfunction, often prevent patients from long-term use of these drugs. Moreover, use of these drugs requires attentive and frequent patient follow-up, including monthly blood testing. IADs are implanted into the patient to detect arrhythmias and deliver electrical impulses to the heart to stop arrhythmias once they have started. However, IADs are expensive (total cost, including hospitalization, averaging over $50,000) and often result in unacceptable levels of patient discomfort and pain. Finally, neither antiarrhythmic drugs nor IADs are curative.

     In severe cases, open heart surgery is sometimes performed. During open heart surgery, a surgeon creates scar tissue by making several carefully placed incisions in the heart tissue. The scar tissue blocks the electrical defects of arrhythmias by electrically isolating portions of the heart. Unlike antiarrhythmic drugs and IADs, successful open heart surgery is curative. In order to perform open heart surgery, however, the surgeon generally must make a large incision in the patient's chest and cut through the patient's ribs in order to gain access to the heart. This results in severe trauma to the patient and is associated with high morbidity and mortality rates, significant patient pain and discomfort and lengthy recovery times. Accordingly, open heart surgery is performed only in extreme cases.

     Recently, catheter based ablation therapy has been used to create scar tissue in an attempt to duplicate the curative effect of open heart surgery without the corresponding trauma and high mortality rates. Catheter based ablation therapy has proven to be an effective treatment for various cardiac arrhythmias and the Company believes it is developing into the preferred therapy for the treatment of cardiac arrhythmias. Nevertheless, current catheter based ablation therapies have several major shortcomings that limit their usefulness in the treatment of arrhythmias. Current catheter based ablation therapy techniques involve making a small incision in the groin area into which catheters are inserted and guided through the femoral artery or vein and into the heart's chambers. Because the physician cannot view the heart directly, an EP mapping catheter is used to measure electrical activity at various points in the heart. One or more x-rays are taken at each point where electrical readings are taken in an attempt to determine the location of the catheter and thus the point being measured. Each measurement is recorded by the physician and, after taking numerous measurements, the physician can approximate a map of the electrical activity of the heart, and thereby attempt to determine the location of the arrhythmia and the appropriate targets for ablation.

     Once the physician believes he has identified areas for treatment, he attempts to maneuver the ablation catheter to the exact location for treatment. Maneuvering the catheter to the region for treatment also requires

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

the use of multiple x-rays. Once the physician believes that the ablation catheter is in the correct area, the ablation catheter delivers energy to the abnormal conduction tissue. When this energy is passed through heart tissue, the tissue resists the flow of electricity, generating heat in a process known as resistive heating. Resistive heating destroys cardiac tissue in contact with the catheter thereby forming a scar.

     Although catheter based ablation treatments have met with some success and theoretically provide a sound and safe method for treatment of tachyarrhythmias, current catheter based ablation treatments have several shortcomings. First, they rely upon numerous x-rays both to approximate a map of the electrical pathways of the heart and to guide the ablation catheter to the location for treatment. These x-rays repeatedly expose the patient and physician to ionizing radiation. Moreover, the images that x-rays generate are not ideal. X-rays are 2-D and, although two x-rays can be set up to give the physician a rough estimate of 3-D position, this interpolation is not easy, requiring the physician to create a full 3-D picture from two 2-D slices. In addition, determining the location of the catheter tip in relation to heart tissue is made more difficult because heart tissue is transparent to x-ray radiation and the heart is constantly moving as a result of its regular contractions and the patient's normal respiration. This hinders the physician from maneuvering the ablation catheter to the exact location discovered using the EP mapping catheter, which, in turn, may result in the ablation of a larger area of the heart than necessary.

     Furthermore, catheter based ablation therapies for atrial fibrillation require creating unbroken lines of scar tissue to block the conduction of aberrant electrical signals. In order to create these unbroken lines, the physician must keep the catheter tip in contact with the heart tissue for a continuous period and be able to create scar tissue lines in an exact pattern, which is very time consuming with current techniques. As a result, catheter based ablation therapy for atrial fibrillation usually takes between six and 20 hours. The amount of time and resultant trauma of this procedure precludes its use in many patients.

     The CARTO Solution

     The CARTO system is designed to permit physicians to significantly improve the diagnosis and treatment of tachyarrhythmias, including atrial fibrillation, ventricular tachycardia and supraventricular tachycardia. Using the CARTO system, a physician first inserts a reference catheter that maintains a fixed location in the heart throughout the procedure. The physician then inserts a second catheter with a steerable, deflectable tip that is guided into the heart chamber. Both of these catheters incorporate the Company's miniature disposable location sensors. Once the steerable catheter is guided into the heart chamber, the physician will place the tip of the catheter against various points along the wall of the heart chamber. The location sensor within the catheter tip will automatically indicate in real time its position on the CARTO mapping screen and take measurements of electrical activity at that point. As measurements of location and electrical activity are being taken, the CARTO system uses the information acquired to construct a 3-D diagram of the heart chamber anatomy and a color-coded map of the electrical activity of the heart. The physician is able to manipulate the 3-D image to better visualize the heart's anatomy or examine map details. Because the location of the steerable catheter is recorded automatically without having to take x-ray images, the entire mapping procedure can be completed more safely and usually in a fraction of the time required using conventional mapping methods.

     The CARTO system's color-coded, 3-D electro-anatomical map permits the physician to identify the precise location of the arrhythmogenic tissue and therefore the optimal location of targets for treatment using ablation therapy. Because the CARTO system identifies the location of the catheter tip on a continuous real time basis, the physician can easily navigate the catheter back to the target for ablation, thereby permitting accurate treatment of the arrhythmia.

     The Company believes that the CARTO system has significant advantages over current catheter based tachyarrhythmia mapping and treatment techniques. First, the CARTO system does not require the use of fluoroscopic x-rays to navigate catheters within the heart. Although other new technologies allow physicians to map the electrical activity of the heart without the use of fluoroscopic x-rays, these techniques do not combine mapping techniques with catheter location technology; therefore, these technologies still require x-rays to navigate catheters and other medical instruments within the chambers of the heart. Second, the CARTO system generates a 3-D map of the heart and shows the position of the catheter tip in relation to that image, taking into account movement due to heartbeats and respiration. Using the CARTO system, the physician will no longer have to approximate the location of a catheter tip against an invisible moving heart. The precision with which the CARTO system can determine this relative position and location will enable physicians to accurately target arrhythmogenic tissue, avoid ablating healthy heart tissue and ablate more accurately and safely. Third, with respect to treatment for atrial fibrillation, the CARTO system will assist the physician in creating unbroken ablation lines because it will show the ablation lines as they are created on the 3-D map that it generates.

     Because the CARTO system is designed to make catheter based ablation therapy safer, quicker and less costly than current techniques, the Company believes that catheter based ablation therapy using the CARTO system will replace alternative treatments for tachyarrhythmias. For example, atrial fibrillation currently requires between six and 20 hours for catheter based ablation therapy. The Company believes that with the CARTO system, catheter based ablation therapies for atrial fibrillation can be done in only one to two hours, allowing catheter based ablation therapies to be a viable treatment option for atrial fibrillation for the first time.

     Product Status

     In December 1995, the Company received FDA 510(k) clearance to market the CARTO system for mapping of cardiac arrhythmias, including atrial fibrillation, ventricular tachycardia and supraventricular tachycardia. Biosense recorded its first commercial sales of the CARTO system in the first quarter of 1996 and the system has been used in more than 120 patients during the first half of 1996. The CARTO system has been placed in leading academic, high volume EP laboratories in the United States and Europe, including locations in Boston, Chicago, Milwaukee, Indianapolis, London, Paris, Bordeaux, Hamburg, Munich and Utrecht. Pre-clinical and clinical results have been presented at the American Heart Association Scientific Session, the American College of Cardiology Annual Scientific Session, the North American Society of Pacing and Electrophysiology Annual Scientific Session and Cardiostim 96.

     Cordis has developed a mapping catheter incorporating the Biosense sensor for use with the CARTO system which received FDA 510(k) clearance in December 1995 and currently is being marketed in the United States and Europe. Cordis has also developed an ablation catheter for use with the CARTO system, which currently is being marketed in Europe. Cordis has received an Investigational Device Exemption ("IDE") from the FDA to permit the use of the ablation catheter in human clinical trials in the United States. The Company, together with Cordis, expects to commence clinical trials to support the marketing of the CARTO system for ablation of supraventricular tachycardia in the fourth quarter of 1996. The Company expects that Cordis will file a PMA application supplement with the FDA for ablation of supraventricular tachycardia in the first quarter of 1997. In addition, the Company expects that clinical trials of ablation of atrial fibrillation will commence in the fourth quarter of 1996, and that a PMA application will be filed with the FDA for ablation of atrial fibrillation in the fourth quarter of 1997. See "-- Government Regulation."

     NOGA

     The NOGA system is designed to provide an accurate, comprehensive diagnosis of the effects of coronary artery disease in a single procedure. Diagnosis of the effects of coronary artery disease currently requires a variety of tests, typically conducted in separate facilities, to determine the location, extent and functional significance of damage to the heart muscle. Current functional diagnostic tests, including electrocardiography (which tests electrical activity), echocardiography (which tests the movement of the heart muscle) and nuclear perfusion studies (which measure blood flow to heart tissue) provide information in separate components that cannot easily be evaluated in combination. Moreover, these tests are not performed in the catheterization laboratory, where treatment typically is performed. The NOGA system provides a new method of testing the effects of coronary artery disease by simultaneously testing both cardiac mechanics (the movement of the heart muscle) and electrical activity at specific locations within the heart, a capability known as "electro-mechanical coupling." The Company believes that this capability will enable the NOGA system to provide the physician with all necessary diagnostic information in a single procedure in the catheterization laboratory. With this

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

information, the physician can determine the precise location of damaged tissue and evaluate whether such tissue is dead, in which case treatment will not be effective, or hibernating, in which case the patient is likely to benefit from reperfusion treatment. This cardiac viability testing will permit physicians to make better informed decisions as to whether the patient will benefit from therapy.

     Background

     Atherosclerosis, the most common cause of coronary artery disease, is a progressive and degenerative process in which cholesterol and other fatty materials are deposited on the walls of arteries, forming a build-up of plaque known as a lesion. The accumulation of plaque, in turn, narrows the interior passage of the blood vessels and, in many cases, impairs the flow of blood beyond the blockage.

     Atherosclerosis in coronary arteries, the arteries that supply blood to the heart, is a particularly serious condition. The heart, like every other muscle in the human body, requires a steady flow of oxygenated blood to function properly. In a normal heart, the coronary arteries supply enough oxygenated blood to each section of the heart to sustain normal heart contractions. The degenerative effects of atherosclerosis can reduce the circulation of blood to the heart, causing coronary artery disease. In serious cases, coronary artery disease reduces the efficiency of the heart and often results in chest pain, known as angina, and, in more severe cases, can ultimately lead to heart attack and death. Over 13,000,000 people suffer from coronary artery disease worldwide (including over 6,000,000 people in the United States) and coronary artery disease is one of the leading causes of death in the United States. Furthermore, according to the American Heart Association, over 3,000,000 patients in the United States suffer from angina and more than 350,000 new cases occur each year.

     Current Treatment Options

     The primary treatment options for atherosclerosis are drug therapy, coronary artery bypass grafting ("CABG") and percutaneous transluminal coronary angioplasty ("PTCA" or "balloon angioplasty"). In addition, a variety of new treatments have been developed to augment or replace balloon angioplasty, including transmyocardial revascularization ("TMR"), atherectomy, laser angioplasty and stent placement.

     Drug therapy is effective for some mild to moderate cases of coronary artery disease. Some therapeutic agents act directly to reduce the accumulation of plaque or prevent additional plaque from forming, while others merely relieve angina without eradicating the plaque itself. Drug therapies may alleviate some of the symptoms of coronary artery disease, including angina, and may limit the progression of this disease. However, drug therapies are not curative, require chronic dosing and may cause adverse side effects.

     CABG surgery involves the grafting of blood vessels taken from elsewhere in the body to the blocked vessels so blood can bypass the blockage. Because CABG requires open chest surgery and prolonged patient recovery, it is usually reserved for those patients with the most severe cases of coronary heart disease.

     PTCA is a procedure in which a balloon tipped catheter is guided to the lesion and then inflated and deflated several times to compress the plaque against the vessel wall. The blockage is reduced by rupturing the plaque and stretching it against the vessel wall. Coronary blockages can also be treated with atherectomy, which uses a mechanical device at the tip of a catheter to cut or grind away plaque, and laser angioplasty, which delivers laser energy to break down or ablate plaque.

     TMR involves the use of a laser to create between 15 and 30 channels in the regions of the myocardium that lack sufficient oxygen flow. Proponents of TMR believe this procedure may lead to angiogenesis, or the creation of new blood vessels.

     Stent placement involves the insertion of small metal frames, or "stents" into the artery to the location of the lesion. Placement is performed with a catheter and a guide wire, deployed (i.e., expanded) and permanently left in the artery as an implant to maintain the open lumen and improve blood flow.

     Each of these treatments is associated with inherent risks and, in some cases, potentially dangerous side effects. In addition, with the exception of drug therapy, these treatments require the physician to determine the specific area that will require reperfusion, as well as the exact location of the coronary artery lesion.

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     Current Diagnostic Procedures

     The proper treatment of coronary artery disease requires several different diagnostic steps. First, the physician must identify and characterize lesions in the heart's coronary arteries. Second, the physician must assess the global functional significance of the coronary artery disease to determine the relative risks and potential benefits of various treatment options. Third, with respect to treatment options other than drug therapy, the physician must attempt to determine the specific location of affected tissue within the heart in order to decide which artery will receive treatment. Such a determination may require further evaluation of whether the heart tissue is viable and therefore would benefit from therapy.

     Lesion Assessment. Coronary angiography is the standard lesion assessment method used in the diagnosis of coronary artery disease and was performed in over 1,500,000 patients in the United States in 1994. Coronary angiography involves the injection of a radiopaque dye (which is visible under fluoroscopy) into a coronary artery so that the relative degree of narrowing of the arteries causing obstruction of blood flow may be observed on an x-ray monitor. Based on visual observation of the distribution of the dye throughout the arteries, the cardiologist is able to locate lesions and estimate the extent to which the obstructed artery is narrowed. Angiography is a vital tool in the diagnosis of coronary artery disease. However, it provides no information about the actual extent to which a lesion interrupts the supply of oxygen to the heart. It is the disruption of oxygen supply to the heart, not the presence of a lesion itself, that leads to angina, heart attacks and potentially death.

     Global Functional Testing. There are several methods of testing to assess a patient's overall risk profile. Hemodynamic testing provides information regarding the circulation of blood through the heart. The most common method of hemodynamic testing is ventriculography, which involves injecting radiopaque dye into the left ventricle to measure chamber volumes and wall movements, together with intracavitary pressure measurements. The results can be combined to provide an overall evaluation of the heart's performance as a pump. Information obtained from nuclear scanning, as well as echocardiography testing, also can be used by the physician to gauge generally the effects of coronary artery disease on the functioning of the heart and assist the physician in making a general assessment of the relative potential benefits and risks of treating a particular patient.

     Regional Functional Testing. Localization of the particular areas of the heart affected by coronary artery disease is critical to the determination of which artery should receive treatment in a particular case. When a patient suffers from multiple arterial lesions, it is important that the most severe are treated first. During the treatment of coronary artery disease, blood flow through the artery being treated often is temporarily interrupted. If an artery with a less severe lesion is treated before an artery with a more severe lesion, the added stress put on the more severe lesion increases the likelihood of complications developing during treatment and recovery.

     Physicians presently attempt to localize areas of the heart most severely affected by coronary artery disease by performing functional tests, such as electrocardiography, echocardiography and thallium imaging.

          Electrocardiography. The most common functional test is electrocardiography, in which the electrical impulses of the heart are recorded, usually while the patient exercises on a stationary bike or treadmill. The electrical activity is recorded on an electrocardiogram, or EKG. The EKG identifies the existence of any electrical disturbances, which are indirect evidence of impairment of blood flow to the heart. EKGs are often unreliable, returning a large percentage of false negative test results in patients who have lesions in only one artery. Additionally, although EKGs can detect abnormalities in the heart as a whole, they cannot localize the abnormality and therefore their usefulness in locating target lesions is diminished.

          Echocardiography. Echocardiography uses ultrasound to create a visual representation of the heart. Because muscle motion is affected by insufficient blood flow, areas with poor motion or contractility provide indirect evidence of blood flow impairment. While the results are more reliable than with EKGs, echocardiography results usually do not provide the resolution necessary to determine which coronary artery contains the most significant lesion.

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

          Thallium Imaging. Thallium imaging involves the use of a radioactive substance, usually radionuclide thallium, which is injected into the patient's blood stream. The heart is then scanned radiographically to determine which areas of the heart the radionuclide reaches. If a particular region of the heart shows little or no uptake of the radionuclide, there is probably a flow limiting lesion in the artery that supplies that region with blood.

     Viability Testing. Viability testing is presently performed in certain cases as part of the overall diagnosis of coronary artery disease. Viability testing attempts to distinguish dead heart tissue, which cannot be revived, from mechanically non-functional, or hibernating, heart tissue which may be revived by increased oxygen supply. The Company believes that performing reperfusion therapy in areas in which the heart tissue is not viable is at best an unnecessary and expensive procedure, and may actually be detrimental to the patient, because it siphons oxygenated blood from other areas of the heart. Viability may be tested in connection with the thallium imaging test by taking a subsequent measurement 24 hours after the time of the original measurement. The presence of a new uptake of thallium to a region that previously had little or no uptake can indicate that such region is viable. Another method of testing viability is positron emission tomography ("PET"), which is similar to the thallium imaging test, but provides more comprehensive diagnostic data. At present, PET testing is performed only at a limited number of facilities. Because viability testing currently is not performed at the catheterization laboratory, treatment often is performed without the benefit of viability testing.

     Limitations of Current Diagnostic Methods. Although current diagnostic methods are able, through a combination of separate anatomical and functional tests typically conducted in separate facilities, to identify arterial lesions, assess global effects of the disease and measure heart function deficiencies, they are not able to link the functional deficiencies to specific lesions. Instead, the physician must draw conclusions based on the test results as to whether the arterial lesions were the proximate cause of the functional abnormalities and whether, therefore, treatment is likely to be effective. In addition, because conventional viability testing (testing to determine whether affected heart tissue may be restored by the proposed therapy) requires further testing in a separate setting, treatment in the catheterization laboratory is often performed without the benefit of such tests, which may result in ineffective and possibly detrimental treatments.

     The NOGA Solution

     The Company believes that the NOGA system is able to overcome each of the limitations of current diagnostic procedures. The NOGA system is able to simultaneously test electrical activity and movement in a particular area of the heart. This electro-mechanical coupling provides the physician with comprehensive information regarding the effects of coronary artery disease upon specific regions of the heart, removing the need for assumptions and guesswork about which lesion or lesions are causing functional abnormalities. The NOGA system performs all of its diagnostic tests in one minimally invasive procedure that occurs in the catheterization laboratory, thereby enabling diagnosis and treatment by the same physician. Finally, the information provided by the NOGA system can be used to assess myocardial viability, which will allow the physician to make better informed decisions regarding treatment.

     The NOGA system incorporates a miniature location sensor and electrode into the tip of a catheter. This catheter is maneuvered inside the heart and the tip of the catheter is placed on 20 to 40 different points ("test points") on the inside wall of the left ventricle. Using the data returned by location sensor, the NOGA system measures the position and distance of each test point in relation to each other test point, while simultaneously measuring electrical activity at each point. Once this data is computed for each stage of the heartbeat, the data can be used to detect areas of the heart which are non-functional.

     In a normally functioning heart, the heart muscle surrounding a heart chamber contracts uniformly during the beating of the heart. The contraction of the heart shrinks the volume of the inside chamber causing all of the test points within that chamber to move closer together when the heart contracts and further apart when the heart subsequently relaxes. By contrast, if a region of the heart muscle is not contracting properly, the distance between two test points in the non-contracting region will not diminish when the heart contracts,

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

and may actually increase. Conversely, when the heart relaxes after a contraction, the distance between these two test points may shrink.

     The cause of this phenomenon can best be illustrated by comparing the heart to a balloon. If uniform pressure were placed on the balloon at all external points, as would occur in a normal heart, the balloon would shrink uniformly and all test points within the inner wall of the balloon would grow closer together. On the other hand, if there is an area of the balloon where there is no pressure to contract, that area will bulge out, increasing the distance between test points of that area.

     While NOGA is registering the location of each test point, it simultaneously tests for electrical activity at each point. Although other test methods, such as the EKG, also test for electrical activity, only NOGA can perform such tests with respect to specific points on the heart wall while simultaneously testing mechanical functioning. This capacity for electro-mechanical coupling eliminates the need for integration by the physician of the information provided by the two principal tests of mechanical functioning, the EKG and the echocardiogram, providing the required information in a significantly simpler format. Electro-mechanical coupling also enables the physician to assess the viability of a particular heart region. The Company believes that electrical activity is one indicator of viability; heart muscle tissue that conducts electrical activity is viable, while tissue that does not conduct electrical activity is not. By simultaneously testing for movement and electrical activity at a particular location, the NOGA system can identify heart muscle affected by coronary artery disease and distinguish dead from viable tissue. The physician may then choose to treat only those non-functioning areas that are viable.

     Product Status. The Company intends to launch the first version of the NOGA system, which will be directed to cardiac hemodynamic and mechanical testing in the first quarter of 1997. Subsequently, the Company intends to launch a software module which will enable the NOGA system to perform myocardial viability testing. In April 1996, the Company received FDA 510(k) clearance to market the NOGA system for testing of cardiac mechanics and hemodynamics. The Company has commenced clinical trials for testing cardiac mechanics and hemodynamics using the NOGA system in support of the Company's marketing efforts. The Company expects to commence clinical studies of cardiac viability testing using the NOGA system in the first quarter of 1997 and to submit a 510(k) pre-market notification to the FDA in the second quarter of 1997 to permit marketing of the NOGA system for testing of cardiac viability. See
"-- Government Regulation."

     MAGELLAN

     In recent years, substantial efforts have been made to reduce the invasiveness of surgery and other invasive medical procedures in order to reduce the trauma and increase the safety of such procedures to patients. Minimally invasive techniques typically involve the use of imaging technology in order to guide the physician during the performance of the procedure so that it can be performed using smaller incisions than would otherwise be required using normal "open" surgical procedures. The effectiveness of many minimally invasive procedures has been limited, however, by the imaging modalities available and a physician's ability to utilize these images while performing the procedure. As a result, healthy tissue can be damaged during the navigation of medical instruments within the patient's anatomy or during the actual procedure of removing diseased tissue because physicians can only estimate the location of the target from a static image. The Company's MAGELLAN system is designed to enable physicians to determine in real time the precise location of medical instruments relative to the patient's internal anatomy, permitting the physician to maneuver around critical anatomical structures and to guide the medical instrument to the exact location for diagnosis and treatment. As a result, the Company believes that its MAGELLAN technology will make many procedures involving the insertion of medical instruments into a body cavity or incision safer, more accurate, less invasive and less expensive. The Company's initial applications for the MAGELLAN system include (i) image-guided neurosurgery and sinus surgery and (ii) image-guided biopsy.

     The MAGELLAN system combines miniature location sensors that can be incorporated into medical instruments with 3-D mapping technology to create a real time, intrabody navigational tool. In a typical MAGELLAN application, the physician attaches small temporary reference stickers to the patient's anatomy

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

prior to acquiring images through a selected modality, such as CT, MRI or ultrasound. During image acquisition, these reference stickers create a coordinate system within the actual image. Before initiating the procedure, the physician touches the medical instrument to each of the reference stickers on the patient's anatomy which allows the MAGELLAN system to align the real time coordinate system of the sensor in space to the coordinate system of the previously acquired images. In aligning these two coordinate systems, the MAGELLAN system calculates a coordinate system translation matrix which allows the position of the medical instrument to be superimposed onto the previously acquired image and displayed in real time on a workstation during the performance of the procedure. This enables physicians to perform intricate medical procedures guided by a real time image of the medical device superimposed onto a 3-D map of the patient's internal anatomy.

     MAGELLAN Image-Guided Surgery

     Until recently, minimally invasive surgical efforts typically involved affixing a metal "stereotactic" frame to the patient's anatomy prior to imaging and using the frame to calculate the location of the target anatomy in relation to reference points on the frame. This technique requires the patient to wear the frame at all times between the acquisition of x-ray, CT, MRI or other images and the performance of the procedure. In addition, although this technique permits the physician to plot vectors from points on the frame to the target anatomy, it requires the physician to perform the procedure with the frame firmly in place, which can obstruct the physician's movement and requires that the physician penetrate the body using rigid instruments that do not permit the physician to steer around sensitive anatomical structures.

     Recently, more advanced minimally invasive surgical techniques have been developed that permit the location of medical instruments to be tracked during the performance of medical procedures onto previously acquired images. These technologies do not directly determine the location of the tip of the medical instrument inside the patient's body; rather, they generally involve calculating the location of the tip of the instrument using the location and orientation of the back end of the medical instrument and the length of the medical instrument. The calculation to determine location of the tip of the medical instrument, however, can only be accomplished if the physician uses a rigid, non-steerable instrument. Therefore, a physician using these location techniques would be unable to use flexible, steerable instruments to steer around sensitive anatomical structures.

     The Company believes that MAGELLAN image-guided surgery will eliminate these shortcomings, thereby increasing the safety and accuracy of image-guided surgical procedures. Using the MAGELLAN system, the physician will be able to pinpoint the precise location of the medical instrument within the patient's anatomy and guide the instrument around critical overlying structures to the desired treatment point. In addition, unlike other image-guided surgical techniques, the MAGELLAN system will not interfere with the physician's movement during the performance of the procedure. The Company believes that the MAGELLAN system can aid in the performance of a wide variety of image-guided intrabody medical procedures, such as neuro, sinus, orthopedic, urological, gastrointestinal and pulmonary surgery.

     Neurosurgery. The Company's most advanced application for the MAGELLAN system is in the field of neurosurgery. Neurosurgery involves the diagnosis and treatment of lesions within the brain, such as primary tumors, metastases and aneurysms, and the diagnosis and treatment of spinal defects and injuries. Over
2.5 million neurosurgical interventions were performed in 1995.

     Two-thirds of the brain's 10 billion nerve cells are found in the cerebral cortex, which surrounds underlying structures like a casing. A large number of functions vital to normal functioning require an intact cortex. Often, to alleviate disorders of the brain, it is necessary to penetrate the cortex and deep-rooted sections of the brain. Because damaged brain cells will not heal, it is important that surgery cause as little damage as possible. For that reason, it is important that the surgeon is able to pinpoint a target area within the brain with a high degree of accuracy and navigate to the target area in the most effective way possible.

     Neurosurgeons have traditionally relied upon highly invasive procedures to access the brain, such as craniotomies. A craniotomy involves the surgical opening of the skull to provide access to the brain's tissues and vasculature. For certain procedures, neurosurgeons have been able to reduce the size of craniotomies through the use of stereotactic headframes, which are attached to the patient's head prior to CT or MRI imaging and allow the surgeon to more precisely locate the lesion relative to a coordinate system on the headframe. As a result, a surgical instrument can be inserted into a small craniotomy in the skull in order to arrive at the targeted location. Although stereotactic headframes permit the neurosurgeon to identify the precise vector on which the lesion is located, there is no interactive visualization of structures between the entry point of the skull and the targeted lesion. As a result, surgeons using stereotactic headframes must rely on less accurate measuring techniques to determine the depth to which the instrument should be inserted. This technique also requires the physician to use rigid medical instruments, forcing the physician to use a direct pathway from the opening in the skull to the targeted location, potentially damaging overlying anatomical structures. Furthermore, current stereotactic techniques sometimes require multiple insertions which can damage overlying structures along multiple pathways.

     The MAGELLAN system provides the neurosurgeon with the precise location of the surgical instrument within the patient's brain without the use of a stereotactic headframe. Unlike stereotactic headframes, which require the use of specially designed rigid surgical instruments, the MAGELLAN system will permit the use of ordinary rigid or deflectable surgical instruments into which the Company's location sensors can be incorporated. This will enable the neurosurgeon to steer around sensitive vasculature of the brain and around the boundary of the tumor to achieve a better understanding of the margin between the tumor and normal brain cells, which will assist in performing a more accurate and complete resection. In addition, the Company believes that the flexibility supported by the MAGELLAN system will allow for tumor resection using a smaller craniotomy than currently possible, resulting in less trauma to the patient.

     The Company believes that the MAGELLAN system will also permit neurosurgeons to perform spinal fusions and discectomies using minimally invasive techniques. Approximately 170,000 spinal fusions and 300,000 discectomies are performed in the United States each year using invasive open surgery. The Company believes that surgeons will be able to use the MAGELLAN system to accurately position pedicle screws during spinal stabilization procedures thereby enhancing the ease and safety of surgical procedures of the spinal cord. In addition, the Company believes that MAGELLAN technology will offer significant benefits to neurosurgeons performing many other procedures, including ventricular shunt placements (the insertion of a drainage tube to drain cerebrospinal fluid accumulating in the ventricles of the brain), of which approximately 60,000 are performed each year in the United States, ablative treatments (including resection of epileptic foci in the brain), of which approximately 50,000 are performed each year in the United States, and pallidotomy (RF ablation therapy for the relief of the abnormal movement symptoms of Parkinson's disease, which affects approximately 1% of individuals over the age of 50). In addition, the Company believes that the increased precision and safety with which these procedures can be performed using Biosense technology will expand the markets for these procedures.

     Sinus Surgery. Endonasal surgery has become a standard procedure for treatment of infectious diseases of the paranasal sinuses and is increasingly used to treat benign lesions of the nose and for paranasal sinus, orbital and optic nerve decompression surgery. Approximately 31 million people in the United States currently suffer from these sinus abnormalities and could benefit from endonasal surgical procedures. However, due to the proximity of the sinuses to the optic nerve and the floor of the brain and the difficulty of safely navigating a rigid medical instrument to a precise location in a minimally invasive manner, these procedures carry a risk of significant post-operative complications, including blindness and bleeding in the brain. Because of these risks, only 170,000 surgical sinus procedures are performed each year in the United States. The Company believes that MAGELLAN technology will enable the surgeon to navigate surgical instruments with more precision, greatly reducing the risks of endonasal surgery.

     Other Applications. Biosense believes that its MAGELLAN technology can replace traditional fluoroscopic x-ray guidance in many orthopedic procedures, thus reducing the patient's and medical staff's exposure to ionizing radiation. By temporarily attaching the Company's miniature location sensors onto the patient's bones, the Company believes that the MAGELLAN system will permit the real time articulation of the 3-D computer images of the bones. As a result, the Company believes that the MAGELLAN system will assist the surgeon in accurately reorienting and positioning the bones and planning anchor hole angles and depths for tendon grafts and fixation hardware. The Company also believes that its technology will have extensive applications in other areas of image-guided and minimally invasive surgery, including urological, gastrointestinal and pulmonary procedures.

     Product Status. The Company submitted a 510(k) pre-market notification to the FDA for image-guided neurosurgery using the MAGELLAN system during the second quarter of 1996 and is currently conducting clinical trials to support the marketing of the MAGELLAN system. The Company expects to file a 510(k) pre-market notification to the FDA for image-guided sinus surgery using the MAGELLAN system during the first quarter of 1997 and to commence clinical studies to support the marketing of image-guided sinus surgery using the MAGELLAN system during the second quarter of 1997. See "-- Government Regulation."

     MAGELLAN Image-Guided Biopsy

     Biopsies involve the removal of a small quantity of tissue (usually from a tumor) for microscopic examination to determine an exact diagnosis. Biopsies usually take place as a method of diagnosis after an initial examination or screening process has revealed a tumor within the patient's anatomy. Over 2,000,000 biopsies are performed worldwide each year. While the most common biopsies are for the diagnosis of breast cancer, biopsies are also used in connection with the diagnosis of many other diseases, including lung cancer, pancreatic cancer, leukemia, lymphoma, skin cancer, oral cancer and brain tumors. Approximately 600,000 breast biopsies were performed in the United States in 1992, an increase of approximately 80% over the previous four years. Notwithstanding this dramatic increase, barely more than one-third of the women for whom annual or semi-annual screening is recommended actually received mammograms in 1992. As a result, the number of mammograms and resulting breast biopsies are expected to continue to increase.

     Traditionally, biopsies have been performed in open surgery under general anesthetic. Surgical biopsies can be painful procedures and can leave visible scarring and tissue damage as a physician removes tissue for further examination from the patient's anatomy. More recently, stereotactic needle biopsy systems have been introduced as an alternative to surgical biopsy. These procedures can sometimes be performed on an outpatient basis under local anesthetic depending upon the location of the tumor. These procedures generally remove a much smaller tissue sample than surgical biopsies, thus resulting in less scarring and tissue damage. The basic principle of a stereotactic needle biopsy system is that a hollow needle is inserted into the target to sample the cells. The needle is guided to the lesion by use of stereotactic images of the patient's anatomy. Stereotactic images are two images of the same target taken from different angles. The images are then used to plot the coordinates of the target in order to aim the needle at the appropriate site. The stereotactic needle system suffers from some significant disadvantages, however. Because stereotactic needles remove a much smaller tissue sample than surgical biopsies, the needle must be placed precisely in order to obtain an accurate sample. Targeting the desired tissue can be difficult, however, due to inadequate mapping techniques. Because of these disadvantages, the adoption of needle biopsy systems by physicians has been limited to certain lesion types and sizes.

     The Company believes that its MAGELLAN technology can significantly increase the accuracy of needle biopsy procedures. The MAGELLAN system can be combined with ultrasound imaging technology to dramatically improve the accuracy of needle biopsy procedures by creating a real time, 3-D guidance system which will enable the physician to more accurately position the biopsy needle within the targeted tissue. Traditionally, ultrasound imaging has not been able to accurately record the location of a biopsy needle inserted into the body. This has made it difficult for the physician to know when the needle is correctly positioned in the targeted tissue and has resulted in a significant number of false negative biopsy results. By using the Company's sensor in the biopsy needle and MAGELLAN's 3-D navigation system, the physician will be able to guide the needle in real time on an ultrasound display to the targeted tissue and perform the minimally invasive biopsy with increased accuracy. The Company believes that the MAGELLAN system will significantly expand the applications of needle biopsy systems for a wide range of lesions. Physicians will more readily adopt needle biopsy systems for various applications because MAGELLAN enables them to more accurately guide the needle to the targeted tissue and perform the biopsy.

     Product Status. The Company is in discussions with manufacturers of ultrasound imaging devices in an effort to develop products that can be used with the MAGELLAN system for image-guided biopsy procedures.

The Company expects to file a 510(k) pre-market notification with the FDA to permit marketing of the MAGELLAN system for image-guided biopsy procedures during the first quarter of 1997 and to commence clinical studies to support the Company's marketing efforts during the third quarter of 1997. See "-- Government Regulation."

BIOSENSE TECHNOLOGY

     Biosense technology involves the use of non-hazardous low-level electromagnetic energy to determine the precise position and orientation of its location sensors in the patient's body. The proprietary miniature Biosense sensors can be incorporated into a variety of medical instruments used in minimally invasive surgical procedures.

     When using the CARTO, NOGA and MAGELLAN systems, an electromagnetic field is generated by a location pad that is placed in proximity to the patient's body. For the CARTO and NOGA systems, the location pad is placed under the patient's bed; for the MAGELLAN system, the location pad may be placed in another unobtrusive location, such as around the patient's shoulders. The low-level field emitted by the location pad is detected by the location sensors incorporated into the medical instrument. Each of the CARTO, NOGA and MAGELLAN systems includes a PC-sized processing unit that contains the hardware circuitry and software needed to control the location pad, to detect the signal sensed by the location sensor and to translate such signal into the 3-D location and orientation of the sensor in real time. The processing unit also contains other circuitry needed to collect and process any patient functional data associated with the procedure.

     In the case of the CARTO and NOGA systems, where the catheter tip position in the heart moves with patient respiration, a second reference catheter is used to determine the position of the cardiac mapping catheter in relation to the reference catheter. This allows the CARTO and NOGA systems to control for such heart movement. In addition, the CARTO and NOGA systems are able to measure and capture sensor position information at certain points in the cardiac cycle.

     In the case of the CARTO system, the position information acquired from the catheter tip while it is placed in contact with the endocardium (the inner heart wall) is reported simultaneously with the intracardial electrogram collected from the catheter's electrode tip. The position and electrical information is reported in real time to the CARTO processing unit which contains the hardware and software needed to process these signals and communicate data in real time to the system workstation where the processed data is used to reconstruct the 3-D geometry of the heart chamber being mapped. The electrical information corresponding to each position data point acquired is color coded and superimposed on the map producing a manipulable, easy-to-read image of the heart chamber. In the case of the NOGA system, other functional data, such as local blood pressure and temperature, may be also be acquired simultaneously with the position data from the tip of the mapping catheter. This data can also be color coded and superimposed on the 3-D geometry of the heart chamber.

     In the case of the MAGELLAN system, the position data is used to navigate, tracking the position of the medical instrument on previously acquired images (such as CT or MRI) or real-time images collected during the procedure (such as ultrasound). The real-time coordinate system of the position sensor in space is aligned to the coordinate system of the previously acquired images by using small temporary reference stickers attached to the patient's anatomy prior to acquiring images. When the procedure is to begin, the physician touches the medical instrument to the reference stickers on the patient's anatomy and the MAGELLAN system software then calculates the appropriate coordinate system translation matrix. Following this registration procedure, the real-time position of the medical instrument can be shown superimposed on the previously acquired images displayed on the workstation.

RESEARCH AND DEVELOPMENT

     The Company's research and development staff consists of 28 full-time engineers and technicians who have substantial experience in the development of medical devices. The Company focuses its research and development efforts in three general areas: (i) developing new technology and improving the Company's existing technology; (ii) developing and improving products and applications that incorporate the Company's technology; and (iii) providing engineering support for the Company and its customers. The Company currently is directing research and development efforts towards, among other things: developing catheters and other medical instruments that incorporate the Company's miniature location sensors; further reducing the size and the cost of the Company's location sensors; developing products to be used with endoscopes to show the location of an endoscope within the body, as well as the track that it has traversed; developing location sensors that can be clipped onto medical instruments in lieu of being incorporated into the medical instruments; developing wireless location sensors in order to increase flexibility in performing image-guided medical procedures; and developing implantible location sensors for use in long-term monitoring of location and localized information for implantible devices, such as pacemakers and IADs.

SALES, MARKETING AND DISTRIBUTION

     Biosense has adopted a sales, marketing and distribution strategy that focuses upon (i) market acceptance of the Company's products as the next generation of minimally invasive medical tools and (ii) partnering with well known strategic partners with extensive marketing and distribution expertise.

     Market Acceptance

     Biosense's goal is to generate broad based market acceptance of its products, ultimately making the Company's technology the standard for use in virtually all invasive medical procedures. In order to make the Company's technology widely known, the Company has selected leading physicians in their fields to demonstrate and test the Company's technology. The Company believes that it is the desire of leading physicians to maintain their preeminence in their fields by testing and using new technological developments. Based on this strategy, the Company's CARTO system is now in use in many of the leading academic, high volume EP laboratories in the United States and Europe, including locations in Boston, Chicago, Milwaukee, Indianapolis, London, Paris, Bordeaux, Hamburg, Munich and Utrecht. The Company maintains close contact with these physicians in order to solicit feedback regarding the ease of use and reliability of the Company's products, which the Company intends to incorporate into product enhancements. The Company also has clinical development plans for its NOGA and MAGELLAN products in major United States and European EP laboratories. The Company further attempts to enhance the acceptance of its products through Company-sponsored educational and training programs, at which the Company is able to demonstrate the capabilities of its systems. The Company also maintains a marketing and after-market support staff to provide prospective purchasers and users of the Company's systems access to Biosense technical and training personnel.

     Strategic Partnerships

     The Company believes that it can benefit from strategic partnerships with well known companies in the medical devices industry who have extensive marketing and distribution experience and expertise and whose products are complementary with those of the Company. The Company's strategy is to license medical instrument manufacturers to incorporate the Company's location sensors into their instruments. In an effort to increase distribution of the CARTO, NOGA and MAGELLAN systems, the Company will license such instrument manufacturers to sell the systems, as well. The Company's strategy is to make the CARTO, NOGA and MAGELLAN systems as affordable as possible in order to generate sales of the disposable location sensors. However, there can be no assurance that the Company will be able to enter into agreements with strategic partners or that such strategic partners will devote adequate resources to selling the Company's products or that any of such partners' efforts will be successful.

     In July 1995, the Company entered into a Product Development and Supply Agreement with Cordis, a leading developer, manufacturer and distributor of catheters and other medical devices which recently was acquired by Johnson & Johnson. The agreement grants to Cordis an exclusive license to distribute the Company's CARTO system and the MAGELLAN system for certain neurological applications which terminates with respect to each product two years from the date on which Cordis consummates its first commercial sale of such product to an end user or at the option of Cordis. Thereafter, Cordis will maintain a non-exclusive license to distribute these products.

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

MANUFACTURING

     The Company assembles, inspects, tests and packages its CARTO, NOGA and MAGELLAN systems at its facility in Tirat HaCarmel, Israel from components and subassemblies sourced from third parties. The Company believes that it has adequate manufacturing capacity at its Tirat HaCarmel facility to meet expected production requirements for the foreseeable future. The Company believes, however, that it could subcontract such assembly work to third parties, if necessary. To date, the Company has only limited manufacturing experience, and there can be no assurance that the Company will be able to manufacture in the volumes necessary for the Company to achieve significant commercial sales.

     The Company believes that most of the components used in the manufacture of the CARTO, NOGA and MAGELLAN systems are readily available from a variety of sources. Certain components of the Company's products, however, including certain components of the Company's location sensors, are purchased from single suppliers. In the event that the Company were to lose any such source of supply, the Company believes that the location and start-up of a replacement supplier could, in some cases, take from three to six months. In addition, some components purchased by the Company are in short supply and require a three- to six-month order lead time in ordering. In an effort to offset the effect of the loss of any supplier or any delay in obtaining components, the Company attempts to keep in inventory a several-month supply of long-lead-time and single sourced components. There can be no assurance, however, that the loss of one or more of the Company's suppliers, or any delay in the ability of the Company to obtain required components, would not have a material adverse effect on the Company's financial condition or results of operations.

     The Company's quality systems have been certified as being in compliance with ISO 9003 standards.

PATENTS AND PROPRIETARY RIGHTS

     The Company believes that its success is dependent to a large extent on patent protection and the proprietary nature of its technology. The Company aggressively pursues patent protection for its developments, with the dual objectives of obtaining patent protection for technologies which the Company believes are relevant to the Company's products as well as of providing a distinction between the Company's technology and any competitive technology.

     The Company's ability to compete effectively will depend, in part, upon its ability to develop and maintain proprietary aspects of its technology. The Company owns four United States patents relating to certain aspects of the Company's CARTO system. The Company also has 24 pending United States patent applications, as well as five Patent Cooperation Treaty ("PCT") patent applications and 11 foreign patent applications, which cover various aspects of the CARTO, NOGA and MAGELLAN systems as well as other developments. With respect to three of the Company's PCT patent applications, the corresponding national stage applications are not yet due to be filed. Certain of the Company's foreign patent applications have been filed in Japan, Australia, Israel, Canada, China and the European Patent Office.

     There can be no assurance that any issued patents or any patents which may be issued as a result of the Company's United States, PCT and foreign patent applications will provide any competitive advantages for the Company's products or that they will not be successfully challenged, invalidated or circumvented in the future. In addition, there can be no assurance that competitors, many of which have substantial resources and have made substantial investments in competing technologies, will not seek to apply for and obtain patents that will prevent, limit or interfere with the Company's ability to make, use and sell its products either in the United States or in international markets.

     The medical device industry has been characterized by extensive litigation regarding patents and other intellectual property rights, and companies in the medical device industry have employed intellectual property litigation to gain a competitive advantage. There can be no assurance that the Company will not become subject to patent infringement claims or litigation or interference proceedings declared by the USPTO to determine the priority of inventions. The defense and prosecution of the intellectual property suits, USPTO interference proceedings and related legal and administrative proceedings are both costly and time-consuming. Litigation may be necessary to enforce patents issued to the Company, to protect trade secrets or know-how owned by the Company or to determine the enforceability, scope and validity of the proprietary rights of others. Any litigation, administrative or interference proceedings will result in substantial expense to the

Company and significant diversion of effort by the Company's technical and management personnel. An adverse determination in litigation or interference proceedings to which the Company may become a party, could subject the Company to significant liabilities to third parties or require the Company to seek license from third parties or prevent the Company from selling its products in certain markets, or at all. Costs associated with settlements, licensing and similar arrangements, may be substantial and could include ongoing royalties. Furthermore, there can be no assurance that the necessary licenses would be available to the Company on satisfactory terms, if at all. Adverse determinations in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent the Company from manufacturing and selling its products, which would have a material adverse effect on the Company's financial condition and results of operations. The Company is not currently a party to any patent or other litigation regarding proprietary rights and is not aware of any challenge to its patents or proprietary rights.

     Legislation is pending in Congress that, if enacted in its present form, would limit the ability of medical device manufacturers in the future to obtain patents on surgical and medical procedures that are not performed by, or as part of, devices or compositions which are themselves patentable. While the Company cannot predict whether the legislation will be enacted, or precisely what limitations will result from the law if enacted, any limitation or reduction in the patentability of medical and surgical methods and procedures could have a material adverse effect on the Company's ability to protect its proprietary methods and procedures.

     In addition to patents, the Company relies on trade secrets and proprietary know-how, which it seeks to protect, in part, through confidentiality and proprietary information agreements. There can be no assurance that such confidentiality or proprietary information agreements will not be breached, or that the Company would have adequate remedies for any breach, or that the Company's trade secrets will not otherwise become known to be or be independently developed by competitors.

     The Company generally requires its key employees and consultants to execute confidentiality agreements upon the commencement of any employment or consulting relationship with the Company. These agreements generally provide that all confidential information developed or made known to the individual by the Company during the course of the individual's relationship with the Company, is to be kept confidential and not disclosed to third parties, except in specific circumstances. In the case of key employees and consultants, the agreements generally provide that all inventions conceived by the individual in the course of rendering services to the Company and related to the Company's business shall be the exclusive property of the Company. There can be no assurance, however, that these agreements will provide meaningful protection or adequate remedies for the Company in the event of unauthorized use, transfer or disclosure of such information or inventions.

     The Company has applied to register seven trademarks, four of which are the subject of allowed applications for registration in the USPTO. The trademarks CARTO, NOGA and MAGELLAN are the subject of pending applications for registration in the USPTO and of community trademark registrations in Europe.

COMPETITION

     The Company believes that the principal competitive factors in the markets in which the Company competes are safety, efficacy, ease of use, reliability and cost effectiveness. The Company believes that its products will enhance the safety and efficacy of a wide variety of medical procedures on a cost effective basis. The Company has also designed its products to be reliable and easy to use. However, as with any new technology, the Company's success will depend on physicians' willingness to learn how to use the Company's products and physicians' acceptance of the Company's products in a clinical setting.

     The medical device industry is characterized by rapidly evolving technology and intense competition. A number of companies, including Johnson & Johnson, Boston Scientific Corporation, Guidant Corporation, Medtronic, Inc., St. Jude Medical, Inc. and Elekta Instruments AB, are currently manufacturing and marketing products that may compete with those of the Company and that are widely accepted and have a long history of safe and effective use. Many of the Company's competitors have substantially greater resources, name recognition and expertise in research and development, manufacturing and marketing medical devices.

     Competition in markets in which the Company competes, including diagnosis and treatment of cardiovascular disease and technologies for minimally invasive procedures, is expected to be intense. Technologies and procedures currently exist for the diagnosis and treatment of most of the medical conditions for which the Company's products have been developed. In addition, many of the Company's competitors have announced that they are developing and introducing products that may compete with those of the Company. There can be no assurance that medical procedures using the Company's products will replace any current procedures or that the Company's competitors will not succeed in developing alternative procedures and technologies that are more effective than the Company's products or that render the Company's products or technologies not competitive or obsolete.

GOVERNMENT REGULATION

     The Company's products are regulated as medical devices. The development, manufacture, distribution, labeling and promotion of medical devices are subject to extensive and rigorous regulation in the United States and in other countries. Failure to obtain or delays in obtaining required regulatory clearances or approvals, or enforcement action based on failure to comply with regulatory requirements, could have a material adverse effect on the Company's financial condition and results of operations.

  United States

     In the United States, the Federal Food, Drug, and Cosmetic Act ("FDCA") provides that, unless exempted by regulation, medical devices may not be marketed until they have been cleared or approved by the FDA, a process that is time-consuming, expensive and uncertain. Medical devices must be the subject of either a pre-market notification clearance ("a 510(k)") or an approved pre-market approval application ("PMA"). Devices eligible for the 510(k) process may be marketed after FDA issues an order finding the product to be substantially equivalent to a device legally marketed in the United States prior to May 28, 1976 or to a device that has been found substantially equivalent through the 510(k) process. A device is substantially equivalent if it has the same intended use and technological characteristics as the device to which it is being compared or, if its technological characteristics are different, it is as safe and effective as, and does not raise different questions of safety and efficacy than, the device to which it is being compared. The 510(k) submission must be supported by adequate data to demonstrate substantial equivalence, including, in some cases, clinical data. 510(k) submissions generally require a substantial period for FDA review, and the FDA may require several submissions of data before making a determination as to whether a device is substantially equivalent.

     If a submitter cannot establish to the FDA's satisfaction that a device is substantially equivalent or if a device has been determined by the FDA to be a device requiring pre-market approval, the device may not be marketed until the FDA approves a PMA. A PMA application must be supported by extensive data to demonstrate that the device is safe and effective for its labeled indications. A PMA application is typically a complex and lengthy submission, including clinical data, bench tests, laboratory and animal studies, labeling and extensive manufacturing information. Once a PMA application has been submitted, the FDA may require additional information. The FDA generally will conduct an inspection to ensure that a manufacturer's facilities are in compliance with applicable Good Manufacturing Practices requirements prior to approving a PMA. PMA applications often take several years to review.

     When clinical data is required to support a 510(k) or PMA submission, the sponsor of a clinical trial in the United States generally must obtain an Investigational Device Exemption ("IDE"), which authorizes distribution of devices for clinical evaluation. The IDE application to the FDA must be supported by data, typically including the results of animal and laboratory testing, as well as the protocol for the planned clinical trial. If the FDA disapproves an IDE application, the clinical trial may not begin. Both clinical and non-clinical studies must comply with the FDA's good practices standards, and clinical studies must comply with the FDA's regulations requiring Institutional Review Board approval and patient informed consent.

     The Company has received 510(k) clearance for the CARTO system for use in EP cardiac mapping and the NOGA system for cardiac mechanical and hemodynamic testing. The Company has made a 510(k) submission for the MAGELLAN for image guided neurosurgery, but has not yet received 510(k) clearance.

The Company anticipates that additional 510(k) submissions will be made for certain applications of the Biosense technology. In addition, manufacturers of medical instruments that incorporate Biosense sensors will require 510(k) clearance or a PMA. Although the Company expects that many of its products are eligible for clearance through the 510(k) process, the FDA could determine that any or all of the Company's products require a PMA, which would be likely to increase the amount of data required and the length of time required to review the submission.

     There can be no assurance that the FDA will grant any additional 510(k) clearance or PMA approval or will permit clinical trials under IDEs to proceed in a timely fashion or at all. Failure to obtain such clearances or approvals, or to be allowed to conduct clinical trials in a timely fashion or at all could delay or preclude the Company from marketing any products it may develop, which could have a material adverse effect on the Company's financial condition and results of operations.

     Further, FDA clearances and approvals limit the uses for which a device may be labeled and promoted. The FDA may also require post-market surveillance or place other conditions on the approvals. These limitations and conditions could limit the Company's ability to market the product, which could have a material adverse effect on the Company's financial condition and results of operations.

     Products marketed pursuant to a 510(k) or PMA are subject to pervasive and continuing regulation by the FDA. Changes to a device that could significantly affect safety and effectiveness including, for example, new claims or indications for use, labeling changes or changes in design or manufacturing methods, require an additional FDA clearance or approval. The Company is required to register its establishments and list its devices with the FDA. Medical devices must be manufactured in accordance with Good Manufacturing Practices ("GMP"), which govern, among other things, testing, quality assurance and control and documentation. The FDA has proposed changes to the GMP regulations which are likely to increase the cost of compliance. The Company is required to provide information to the FDA on deaths or serious injuries alleged to have been associated with the use of its devices, as well as product malfunctions that are likely to cause or contribute to death or serious injury. Labeling and promotional activities are scrutinized by the FDA and, in certain instances, by the Federal Trade Commission to ensure that claims are substantiated and that devices are not promoted for unapproved uses. There can be no assurance that the laws and regulatory requirements will not change in the future, and the Company may be required to incur significant additional costs to comply with the FDA requirements. In addition, the Company and its products may be subject to state and local regulations.

     The Company's products and facilities, including manufacturing facilities outside the United States, are subject to periodic inspections by the FDA, which are conducted to monitor compliance with regulatory requirements. Failure to comply with the FDA's requirements can result in fines, injunctions, recall, detention, or seizure of products, total or partial suspension of production, denial or withdrawal of clearance or approval of devices, recommendations by the FDA that the Company not be allowed to enter into government contracts, and criminal prosecution. Enforcement action associated with failure to comply with FDA requirements could have a material adverse effect on the Company's financial condition and results of operations.

  International

     In order for the Company to market its products in most European and certain other foreign countries, the Company must obtain certain regulatory approvals and clearances and otherwise comply with extensive regulations regarding product safety, manufacturing processes and quality. These regulations, including the requirements for approvals or clearance to market and the time required for regulatory review, vary from country to country. The Company may rely in some circumstances on its international distributors for the receipt of pre-market approvals and compliance with clinical trial requirements in those countries where the Company intends to use distributors. Any enforcement action by regulatory authorities with respect to past or future regulatory noncompliance could have a material adverse effect on the Company's business, financial condition or results of operations.

     The time required to obtain approval for sale in foreign countries may be longer or shorter than that required for the FDA approval, and the requirements may differ. In addition, there may be foreign regulatory barriers other than pre-market approval. In order to sell its products within the European Economic Area, consisting of the countries of the European Union and Norway and Iceland (the "EEA") after June 14, 1998, companies must meet the requirements of the Medical Devices Directive of the EEA ("MDD") and affix the CE marking on their products to attest to such compliance. To comply, the products must meet the "essential requirements," as defined under the MDD, relating to safety and performance and the Company must successfully undergo verification of its regulatory compliance ("conformity assessment") by a "notified body" selected by the Company. The nature of such assessment will depend on the regulatory class of the Company's products. In April 1996, the Company received the right to affix the CE mark on its CARTO system from the Dutch notified body, TNO, which was selected for its expertise in electrical medical devices. The Company will seek extension of its CE mark certification to allow the marking of its NOGA and MAGELLAN products.

     Failure by the Company to comply with the CE marking requirements prior to June 14, 1998 would mean that the Company would be unable to sell its products in the European Economic Area unless and until compliance was achieved, which could have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that the Company will be able to achieve or maintain compliance required for CE marking on all or any of its products or that it will be able to produce its products profitably and in a timely manner while complying with the requirements of the MDD and other regulatory requirements.

     Failure to comply with applicable regulatory requirements can result in fines, injunctions, civil penalties, recalls or seizures of products, total or partial suspensions of production, refusals by foreign governments to permit product sales and criminal prosecution. Furthermore, changes in existing regulations or adoption of new regulations or policies could prevent the Company from obtaining, or affect the timing of, future regulatory approvals or clearances. There can be no assurance that the Company will be able to obtain necessary regulatory clearances or approvals on a timely basis or at all or that it will not be required to incur significant costs obtaining or maintaining such foreign regulatory approvals. Delays in receipt of, or failure to receive, such approvals or clearances, the loss of previously obtained approvals or clearances or the failure to comply with existing or future regulatory requirements could have a material adverse effect on the Company's business financial condition and results of operations.

AGREEMENT WITH YOZMA VENTURE CAPITAL LTD.

     In July 1994, the Company and Biosense Israel entered into an agreement with Yozma Venture Capital Ltd. ("Yozma"), a government entity formed to encourage investment in Israel, pursuant to which Yozma has made an equity investment in the Company (the "Yozma Agreement"). Pursuant to the terms of the Yozma Agreement, the Company agreed to provide Biosense Israel with exclusive production and marketing rights for the Company's products in markets other than North America and Japan except where such production is not economically reasonable. In addition, pursuant to the Yozma Agreement, Biosense Israel's Board of Directors must consist of three to five directors, one of whom may be appointed by Yozma. Following this Offering, so long as the Company and Biosense Israel are not in material breach of the Yozma Agreement, the Company will have an option to repurchase the shares of Common Stock owned by Yozma for a period of seven days at the initial public offering price. The Company does not intend to exercise this option.

THIRD-PARTY REIMBURSEMENT

     In the United States, health care providers, such as hospitals and physicians, that purchase medical devices, such as the Company's products, generally rely on third-party payors, principally Medicare, Medicaid and private health insurance plans, to reimburse all or part of the cost of the procedure in which the medical device is being used. In addition, certain health care providers are moving toward a managed care system in which such providers contract to provide comprehensive health care for a fixed cost per person. Although the Company believes that the cost of procedures using the Company's products will be reimbursable under the current diagnosis-related group ("DRG") system, the Company is unable to predict what changes will be made in the reimbursement methods utilized by third-party health care payors. The Company anticipates that in a prospective payment system, such as the DRG system utilized by Medicare, and in many managed care systems used by private health care payors, the cost of the Company's products would be incorporated into the overall cost of the procedure and that there would be no separate, additional reimbursement for the Company's products. The Company anticipates that hospital administrators and physicians would justify the use of the Company's products by the attendant cost savings and clinical benefits that the Company believes would be derived from the use of its products. However, there can be no assurance that this will be the case. Furthermore, the Company could be adversely affected by changes in reimbursement policies of government or private health care payors, particularly to the extent any such changes affect reimbursement for the procedure in which the Company's products are intended to be used. Failure by physicians, hospitals and other potential users of the Company's products to obtain sufficient reimbursement from health care payors for the procedure in which the Company's products are intended to be used or adverse changes in government and private third-party payors' policies toward reimbursement for such procedures could have a material adverse effect on the Company's financial condition and results of operations.

     Market acceptance of the Company's products in international markets also will be dependent, in part, upon the availability of reimbursement within prevailing health care payment systems. Reimbursement and health care payment systems in international markets vary significantly by country, and include both government sponsored health care and private insurance. The Company intends to seek international reimbursement approvals, although there can be no assurance that any such approvals will be obtained in a timely manner, if at all. Failure to receive international reimbursement approvals could have a material adverse effect on market acceptance of the Company's products in the international markets in which such approvals are sought.

PRODUCT LIABILITY AND INSURANCE

     The development, manufacture and sale of medical products entail significant risk of product liability claims and product recalls. The Company's current product liability limits are $5 million per occurrence and $5 million in the aggregate, and there can be no assurance that such coverage limits are adequate to protect the Company from any liabilities it might incur in connection with the development, manufacture and sale of its products. In addition, the Company may require increased product liability coverage as its products are commercialized. Product liability insurance is expensive and in the future may not be available to the Company on acceptable terms, if at all. A successful product liability claim or series of claims brought against the Company in excess of its insurance coverage or a product recall could have a material adverse impact on the Company's financial condition and results of operations.

EMPLOYEES

     At June 30, 1996, the Company had 62 employees, including 48 at its facility in Tirat HaCarmel, Israel, six in Europe and eight in the United States. Of such employees, 28 are engaged in research and development, 11 in manufacturing and quality control, 14 in administration and finance, eight in marketing, marketing support and after-market support and one in regulatory affairs. None of the Company's employees are covered by collective bargaining agreements. The Company believes that its relations with its employees are good.

FACILITIES

     The Company leases approximately 1,200 square meters in Tirat HaCarmel, Israel, where the Company's principal manufacturing and research and development operations and certain administrative functions, are located. The lease expires in 1998, although the Company has the option to extend the term for two additional one-year terms. The Company also leases space in East Setauket, New York, for market support, research and development and administrative functions, in Ghent, Belgium for sales and marketing functions, and in Miami, Florida, and Burlingame, California, for administrative functions. In addition, an affiliate of the Company provides the Company with space in Orangeburg, New York, for administrative functions. See "Certain Transactions."

LEGAL PROCEEDINGS

     The Company is not currently party to any material legal proceedings.

                                   MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS AND OTHER KEY EMPLOYEES

     The following table sets forth certain information with respect to the Company's executive officers, directors and certain other key employees as of June 30, 1996:

                     NAME                     AGE                  POSITION
    ---------------------------------------   ---   ---------------------------------------
    Executive Officers and Directors
      Lewis C. Pell........................   52    Chairman of the Board of Directors
      Alfred J. Novak......................   48    President, Chief Executive Officer and
                                                      Director
      Shlomo A. Ben-Haim...................   39    Chief Scientist and Director; Chairman
                                                    of the Board of Directors of Biosense
                                                      Israel
      Victor R. Colunga....................   45    Vice President -- Finance, Chief
                                                    Financial Officer and Treasurer
      David Ellis Acker....................   35    Executive Vice President -- Operations,
                                                      Secretary and Director
      Joel Zilberstien.....................   45    Chief Operating Officer of Biosense
                                                    Israel
      Yigal Erlich.........................   56    Director
    Other Key Employees
      Avraham Matcovitch...................   44    Manager of Research and Development of
                                                      Biosense Israel
      Susan J. Zachman.....................   31    Director of Regulatory Affairs and
                                                    Quality Assurance of Biosense Israel
      Daniel Osadchy.......................   29    Chief Scientist of Biosense Israel
      Uzi Fried............................   45    Manufacturing Manager of Biosense
                                                    Israel

     Lewis C. Pell, a co-founder of the Company, has served as Chairman of the Board of Directors since the Company's inception. Mr. Pell co-founded InStent, Inc. in 1991 and served as its chairman until InStent was acquired by Medtronic Inc. in June 1996. Mr. Pell organized the initial financing of Heart Technology, Inc. and served as a director from April 1989 until it was acquired by Boston Scientific Corp. in December 1995. Since May 1992, Mr. Pell has served as Vice Chairman and a director of Vision Sciences Inc., a publicly held medical device company. In 1984, Mr. Pell co-founded and was a director of Versaflex Delivery Systems, Inc., which was sold to Medtronic Inc. in 1988. In 1983, Mr. Pell co-founded American Endoscopy, Inc. and served as a director until it was sold to C.R. Bard Inc. in 1986. In September 1979, Mr. Pell co-founded Pentax Precision Instrument Corp. and served as Executive Vice President and a director until December 1990, when it was sold to Asahi Optical Corp. Mr. Pell is a founder or co-founder of a number of other privately held medical device and biotechnology companies, including Influence, Inc., Flexicave, Inc., i Sight, Inc. and Vitality Biotechnologies, Inc.

     Alfred J. Novak has served as President, Chief Executive Officer and a director of the Company since June 1996. Mr. Novak also served as a director of the Company from July 1995 until February 1996. From August 1989 until July 1996, Mr. Novak was Vice President and Chief Financial Officer of Cordis Corporation. Prior thereto, Mr. Novak served in other positions at Cordis, including Treasurer (August 1991 to June 1994), Vice President, Administration (February 1988 to August 1989), Vice President, Corporate Development (July 1987 to February 1988) and Manager, Affiliate Operations (April 1984 to July 1987). Mr. Novak is a graduate of the United States Merchant Marine Academy and received an MBA from The Wharton School of the University of Pennsylvania.

     Shlomo A. Ben-Haim, a co-founder of the Company, has served as the Company's Chief Scientist since July 1996 and a director of the Company since its inception. From July 1995 until July 1996, Dr. Ben-Haim served as President of the Company, and from the Company's inception until July 1996, he served as President of Biosense Israel. Dr. Ben-Haim is the Director of the Cardiovascular Research Lab of the Technion -- Israel

Institute of Technology in Haifa, Israel. He is currently an Associate Professor of Medicine at the Faculty of Medicine, Technion -- Israel Institute of Technology, and a Visiting Associate Professor at Harvard School of Medicine. Dr. Ben-Haim studied nuclear physics and computer sciences at the Technion -- Israel Institute of Technology and received his M.D. and his D.Sc., Department of Physiology and Biophysics and Department of Biomedical Engineering from the same institution. Dr. Ben-Haim received his training in internal medicine, cardiology and cardiac electrophysiology in Israel and in the United States.

     Victor R. Colunga has served as Vice President -- Finance, Chief Financial Officer and Treasurer of the Company since June 1996. From June 1992 until March 1996, Mr. Colunga served as Vice President -- Finance and Operations and Chief Financial Officer of Software Ventures Corporation, a computer software development company. From June 1991 until June 1992, Mr. Colunga served as Vice President--Finance and Operations and Chief Financial Officer of Rarewoods, Inc., a housewares manufacturer. Mr. Colunga received his B.S. from the University of Santa Clara and is a certified public accountant.

     David Ellis Acker, a co-founder of the Company, has served as Executive Vice President -- Operations, Secretary and a director of the Company since its inception. Mr. Acker founded Workstation Graphics, Inc. in 1991 and served as its President and Chief Executive Officer until it was acquired by the Company in March 1994. Mr. Acker also founded MediCAD Corporation in 1989 and served as its Vice President for Product Development from 1989 until 1991. Mr. Acker also founded ACDA Corporation in 1984 and served as its President and Chief Executive Officer from 1984 until 1994. Mr. Acker received a B.A. from the State University of New York at Stony Brook.

     Joel Zilberstien has served as Chief Operating Officer of Biosense Israel since July 1995. From December 1991 to October 1993, Mr. Zilberstien was Manager of New Products Development, and from June 1993 to July 1995, Mr. Zilberstien was a Senior Manager in the Nuclear Medicine Division of Elscint, Ltd., a medical imaging systems company. Mr. Zilberstien holds a B.Sc. in Mechanical Engineering from the Technion -- Israel Institute of Technology, and also completed post graduate studies in Finance and Business Administration at the Technion.

     Yigal Erlich has served as a director of the Company since December 1994. Mr. Erlich has been President and Chief Executive Officer of Yozma Venture Capital Ltd., an Israeli government-owned venture capital company, since June 1992. He served as Chief Scientist of the Israel Ministry of Industry and Trade from 1984 to 1992. He served on the Board of Directors of Israel Chemical, Ltd., Dead Sea Works Ltd. and Oil Refineries Ltd. Mr. Erlich holds a B.Sc. in Chemistry and Physics from Bar Ilan University, Tel Aviv, Israel, a M.Sc. in Organic Chemistry from Hebrew University in Jerusalem and an MBA from Hebrew University in Jerusalem.

     Avraham Matcovitch has served as Manager of Research and Development of Biosense Israel since July 1995. From January 1991 to July 1995, Mr. Matcovitch was Operations Manager of Automated Visual Inspection, a subsidiary of Optomic, an Israeli opto-electronics and microwave company. Mr. Matcovitch has 13 years of experience in research and development. He has a M.Sc. in Electrical Engineering from the Technion -- Israel Institute of Technology.

     Susan J. Zachman has served as Director of Regulatory Affairs and Quality Assurance of Biosense Israel since its inception. Ms. Zachman holds a B.Sc. in Electrical Engineering from the University of California, San Diego and a M.Sc. in Electrical Engineering from the Technion -- Israel Institute of Technology.

     Daniel Osadchy has served as Chief Scientist of Biosense Israel its inception. Mr. Osadchy holds a M.Sc. in Electrical Engineering from the Technion -- Israel Institute of Technology.

     Uzi Fried has served as Manufacturing Manager of Biosense Israel since February 1996. From November 1992 to February 1996, Mr. Fried was Vice President of Operations for Lanoptics, Ltd., an Israeli local area network equipment company. From July 1987 to November 1992, Mr. Fried served as Vice President of Operations for CI, an Israeli electro-optics firm. From October 1976 to July 1987, Mr. Fried served in various capacities at Elscint, Ltd., where he oversaw the construction of several manufacturing plants. Mr. Fried has a degree in Industrial Engineering from the Technion -- Israel Institute of Technology.

     Each officer of the Company is elected and serves at the discretion of the Board of Directors. There are no family relationships among any of the directors, officers or key employees of the Company.

BOARD OF DIRECTORS

     In accordance with the terms of the Company's Certificate of Incorporation, effective upon the closing of this Offering, the Company's Board of Directors will be comprised of seven directors. As of the date of the Offering, there will be two vacancies on the Board of Directors. The terms of office of the Board of Directors will be divided into three classes: Class I, whose term will expire at the annual meeting of the stockholders to be held in 1997; Class II, whose term will expire at the annual meeting of the stockholders to be held in 1998; and Class III, whose term will expire at the annual meeting of the stockholders to be held in 1999. The Class I directors are David Ellis Acker and Yigal Erlich, the Class II director is Alfred J. Novak and the Class III directors are Lewis
C. Pell and Shlomo A. Ben-Haim. At each annual meeting of stockholders after the initial classification, the successors to directors whose term will then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of the Board of Directors may have the effect of delaying or preventing changes in control or management of the Company.

     The Board of Directors has currently appointed two committees. The Audit Committee of the Board of Directors reviews the internal accounting procedures of the Company and consults with and reviews the services provided by the Company's independent accountants. The Compensation Committee of the Board of Directors reviews and recommends to the Board of Directors the compensation and benefits of all officers of the Company and establishes and reviews general policies relating to compensation and benefits of employees of the Company.

EXECUTIVE COMPENSATION

     The following table sets forth certain information for the year ended December 31, 1995 regarding the compensation of the Chief Executive Officer of the Company and each other executive officer of the Company who received more than $100,000 in compensation for the year ended December 31, 1995 (collectively, the "Named Executive Officers"):

                           SUMMARY COMPENSATION TABLE

                                                                                        LONG-TERM
                                                                                       COMPENSATION
                                                                                          AWARDS
                                                       ANNUAL COMPENSATION             ------------
                                              --------------------------------------    SECURITIES
                                                                      OTHER ANNUAL      UNDERLYING
          NAME AND PRINCIPAL POSITION         SALARY($)   BONUS($)   COMPENSATION($)    OPTIONS(#)
    ----------------------------------------  ---------   --------   ---------------   ------------
    Lewis C. Pell...........................  $      --    $   --        $    --(1)           --
      Chairman
    Shlomo A. Ben-Haim......................     21,370     2,000          7,183(2)           --
      Chief Scientist
    David Ellis Acker.......................    120,000        --             --              --
      Executive Vice President and Secretary

- ---------------

(1) Excludes $90,000 paid in 1995 for consulting services to Jessco Medical Supply, Inc., which is 100% owned by Mr. Pell. See "Certain Transactions."
(2) Consists of the use of a company car. Excludes $490,000 paid in 1995 for consulting services to HMS Ltd., which is 100% owned by Dr. Ben-Haim and his wife. See "Certain Transactions."

CERTAIN EMPLOYEE BENEFITS

     The Company makes contributions on behalf of most of its Israeli employees to a fund that provides savings, insurance and severance pay benefits to such employees. The fund provides the employees with a lump sum payment upon retirement and secures the severance pay upon termination of employment, if the employee is legally entitled thereto. Each employee who agrees to participate in the plan contributes an amount equal to 5% of such employee's salary and the Company contributes between 13.3% and 15.8% of such employee's salary to the fund. The Company also makes contributions on behalf of many of its Israeli employees to a professional education fund to encourage employees to set aside savings for further education. In general, the Company contributes up to 7.5% of an employee's salary and the employee contributes an additional 2.5%. For the year ended, December 31, 1995, the Company contributed $12,265 and $10,512, respectively, to such funds on behalf of Shlomo A. Ben-Haim.

     Israeli law generally requires severance pay upon the retirement or death of an employee or termination of employment without cause. The payments, which may be funded through the fund discussed above, amount to approximately 8.3% of wages. Furthermore, Israeli employees and employers are required to contribute to payments to the National Insurance Institute, which is similar to the United States Social Security Administration, to cover retirement and national health insurance benefits. Such payments are approximately 14.5% of each employee's salary (up to a specified maximum) and are funded 66% by the employee and 34% by the employer.

EMPLOYMENT AGREEMENTS

  Alfred J. Novak

     The Company intends to enter into an employment agreement with Alfred J. Novak (the "Novak Employment Agreement") which will provide that Mr. Novak will serve as President and Chief Executive Officer of the Company. Under the Novak Employment Agreement, Mr. Novak is required to devote his entire time, energy and skill during regular business hours to his employment by the Company, except as may otherwise be agreed to by the Company.

     The Novak Employment Agreement provides for a base salary of $200,000 in the first year, $250,000 in the second year, and such amount as may be agreed to by the Company and Mr. Novak thereafter. This base salary can be increased, but not decreased, by the Board of Directors of the Company or the Compensation Committee of the Board. Mr. Novak is also eligible to participate in all savings and stock option plans and programs and certain medical and disability insurance plans of the Company, and to reimbursement of up to $500 per month of expenses relating to the use of an automobile for purposes related to his employment.

     The initial term of the Novak Employment Agreement is three years, but the Novak Employment Agreement will automatically be extended for two-year periods unless notice is given by either party not later than six months prior to the expiration of any such term. Mr. Novak's employment may be terminated without cause upon written notice from the Board of Directors of the Company. In the event of such termination or upon the occurrence of a "change of control," the Company will be required to pay Mr. Novak's base salary and health-related benefits for three years following the date of such termination, and any awards granted under any employee benefit plans will vest immediately.

     Under the Novak Employment Agreement, Mr. Novak is subject to certain non-disclosure and non-competition clauses. These clauses prohibit Mr. Novak from (i) disclosing any confidential or proprietary information of the Company and (ii) for a period ending one year after the termination of his employment,
(A) competing with the Company, (B) soliciting any employee of the Company to be employed by any other person, firm or corporation, and (C) soliciting any customer of the Company to be a customer of another firm or corporation.

  Shlomo A. Ben-Haim

     Upon consummation of the Offering, the Company intends to enter into an employment agreement with Shlomo A. Ben-Haim (the "Ben-Haim Employment Agreement") for Dr. Ben-Haim to serve as the Chief Scientist of the Company. In addition to his corporate functions, Dr. Ben-Haim will perform duties involving the creation of ideas and inventions on behalf of the Company.

     The Ben-Haim Employment Agreement provides for an initial base salary of $195,000 per year. This base salary can be increased, but not decreased, by the Board of Directors of the Company or the Compensation Committee of the Board. Dr. Ben-Haim will also be eligible to participate in all savings and stock option plans and programs and certain medical and disability insurance plans of the Company.

     The initial term of the Ben-Haim Employment Agreement is three years, but the Ben-Haim Employment Agreement will automatically be extended for two-year periods unless notice is given by either party not later than six months prior to the expiration of any such term. Dr. Ben-Haim's employment may be terminated without cause upon written notice from the Board of Directors of the Company. In the event of such termination, the Company will be required to pay Dr. Ben-Haim's base salary and health-related benefits for three years following the date of such termination.

     Under the Ben-Haim Employment Agreement, Dr. Ben-Haim is subject to certain non-disclosure and non-competition clauses. These clauses prohibit Dr. Ben-Haim from (i) disclosing any confidential or proprietary information of the Company and (ii) for a period ending one year after his employment, (A) competing with the Company, (B) soliciting any employee of the Company to be employed by any other person, firm or corporation and (C) soliciting any customer of the Company to be a customer of another firm or corporation.

     Biosense Israel has entered into an employment agreement with Shlomo A. Ben-Haim (the "Ben-Haim Israel Employment Agreement") for Dr. Ben-Haim to serve as Chairman of the Board of Directors of Biosense Israel. Pursuant to the Ben-Haim Israel Employment Agreement, Dr. Ben-Haim is to perform such duties as are compatible with the position of Chairman to the satisfaction of the Board of Directors of Biosense Israel. During the term of the agreement, Dr. Ben-Haim may only be terminated by Biosense Israel for malfeasance, misfeasance or negligence in the conduct of his duties. In addition, the Ben-Haim Israel Employment Agreement will provide that, during the term of Dr. Ben-Haim's employment, Dr. Ben-Haim may not compete with the Company in the areas of intrabody mapping and navigation. The Ben-Haim Israel Employment Agreement provides for a base salary of 15,000 Israeli shekels (approximately $5,000) per month, subject to certain cost-of-living adjustments. The Ben-Haim Israel Employment Agreement has an initial term expiring on December 31, 1998, and will be extended for successive one-year terms unless notice of termination is given by either Biosense Israel or Dr. Ben-Haim at least three months prior to the next termination date.

  David Ellis Acker

     In March 1994, the Company entered into an employment agreement with David Ellis Acker (the "Acker Employment Agreement") which provides that Mr. Acker will serve as Executive Vice President of Operations and Secretary of the Company.

     The Acker Employment Agreement provides for an initial base salary of $120,000 per year. This base salary can be increased, but not decreased, by the Board of Directors of the Company or the Compensation Committee of the Board. Mr. Acker is also eligible to participate in all savings and stock option plans and programs and certain medical and disability insurance plans of the Company.

     The initial term of the Acker Employment Agreement is three years, but the Acker Employment Agreement will automatically be extended for two-year periods unless notice is given by either party not later than six months prior to the expiration of any such term. Mr. Acker's employment may be terminated without cause upon written notice from the Board of Directors of the Company. In the event of such termination, the Company will be required to pay Mr. Acker's base salary and health-related benefits for one year following the date of such termination.

     Under the Acker Employment Agreement, Mr. Acker is subject to certain non-disclosure and non-competition clauses. These clauses prohibit Mr. Acker from (i) disclosing any confidential or proprietary information of the Company,
(ii) competing with the Company during his employment and for period of three years thereafter, (iii) soliciting any employee of the Company to be employed by any other person, firm or corporation and (iv) soliciting any customer of the Company to be a customer of another firm or corporation.

COMPENSATION OF DIRECTORS

     Following the consummation of this Offering, the Company intends to grant to each director who is not an employee of the Company options to purchase 10,000 shares of Common Stock on the date such director is appointed, and options to purchase 2,500 shares of Common Stock each year thereafter, in each case at a purchase price equal to the market price of the Common Stock at the time of such grant. In addition, the Company intends to pay to each director who is not an employee of the Company an annual retainer of $10,000. Members of committees of the Board of Directors of the Company will not receive additional compensation for their participation in such committees.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Board of Directors established its Compensation Committee in July 1996. Prior to establishing the Compensation Committee, the Board of Directors as a whole performed the functions delegated to the Compensation Committee.

LIMITATIONS ON DIRECTORS' LIABILITY AND INDEMNIFICATION

     The Company's Certificate of Incorporation limits the liability of its directors for monetary damages arising from a breach of their fiduciary duty as directors, except to the extent otherwise required by the Delaware General Corporation Law. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission. Prior to the Offering, the Company also plans to obtain officer and director liability insurance with respect to certain matters, including matters arising under the Securities Act.

     At present, there is no pending litigation or proceeding involving any director or officer of the Company where indemnification would be required or permitted. The Company is not aware of any threatened litigation or proceeding which may result in a claim for such indemnification.

STOCK OPTION PLANS

  1995 Stock Option Plan

     The Biosense (Israel) Limited 1995 Stock Option Plan (the "1995 Option Plan") was approved by the Board of Directors in May 1995. The 1995 Option Plan permits Biosense Israel to grant to its employees and certain others options exercisable for Common Stock of Biosense, Inc. As of June 30, 1996, there were 384,000 options outstanding under the 1995 Option Plan. The Company does not intend to grant additional options under this plan.

     The 1995 Option Plan is administered by the Board of Directors of Biosense Israel. Subject to the terms and conditions of the 1995 Option Plan, the Board of Directors (or the Committee) has the authority to select the persons to whom grants are to be made, to designate the number of shares to be covered by such grants, to determine the exercise price of options and the period of exercisability of options, and to take all other actions necessary or advisable for the administration of the 1995 Option Plan. Upon certain specified extraordinary corporate events, including a merger, consolidation or dissolution of Biosense Israel, or a sale of substantially all of Biosense Israel's assets, the Board of Directors may cause outstanding options to expire, or may cause any such options to become immediately exercisable. In the event of a "change in control" of the Company (as defined in the 1995 Option Plan), all options then outstanding shall immediately become exercisable in full.

     Subject to certain exceptions, upon termination of employment of any employee, unexercised options will terminate.

  1996 Option Plan

     On July 1, 1996, the Company adopted and the stockholders of the Company approved the 1996 Stock Option Plan of Biosense, Inc. (the "1996 Option Plan"). The principal purposes of the 1996 Option Plan are to provide incentives for officers, employees and consultants of the Company and its subsidiaries through granting of options ("Options"). In addition to Options granted to officers, employees or consultants, the 1996 Option Plan provides for the granting of options ("Director Options") to the Company's independent non-employee directors pursuant to a formula, as described in further detail below.

     Under the 1996 Option Plan, not more than 1,000,000 shares of Common Stock (or the equivalent in other equity securities) are authorized for issuance upon exercise of Options. Furthermore, the maximum number of shares which may be subject to Options granted under the 1996 Option Plan to any individual in any calendar year cannot exceed 100,000.

     The shares available under the 1996 Option Plan upon exercise of Options may be either previously unissued shares or treasury shares, and may be equity securities of the Company other than Common Stock. The Compensation Committee of the Board of Directors (or the Board of Directors with respect to Director Options) has the discretion to make appropriate adjustments in the number and kind of securities subject to the 1996 Option Plan and to outstanding Options thereunder to reflect dividends or other distributions, a recapitalization, reclassification, stock split, reverse stock split, or reorganization, merger or consolidation of the Company, the split-up, spin-off, combination, liquidation or dissolution of the Company, or disposition of all or substantially all of the assets of the Company or exchange of Common Stock or other securities of the Company; or other similar corporate transaction or event (an "extraordinary corporate event").

     If any portion of an Option terminates or lapses unexercised, or is canceled upon grant of a new Option (which may be at a higher or lower exercise price than the Option so canceled), the shares which were subject to the unexercised portion of such Option will continue to be available for issuance under the 1996 Option Plan.

     Administration

     Prior to the Offering, the Board of Directors of the Company (the "Board") will administer the 1996 Option Plan; following the closing of the Offering, the Compensation Committee of the Board or a subcommittee thereof (the "Committee") will administer the 1996 Option Plan with respect to Options granted to employees and consultants and the full Board will administer the 1996 Option Plan with respect to Director Options. The Committee will consist of at least two members of the Board, each of whom is a "non-employee director" for purposes of Rule 16b-3 under the Securities Exchange Act of 1934, as amended ("Rule 16b-3") and an "outside director" for purposes of Section 162(m) of the Internal Revenue Code. Subject to the terms and conditions of the 1996 Option Plan, the Committee has the authority to select the persons to whom Options are to be granted, to determine the number of shares to be subject thereto and the terms and conditions thereof, and to make all other determinations and to take all other actions necessary or advisable for the administration of the 1996 Option Plan. Similarly, the Board has discretion to determine the terms and conditions of Director Grants and to interpret and administer the 1996 Option Plan with respect to Director Options, consistent with the specific formula terms described in more detail below. The Committee (and the Board) are also authorized to adopt, amend and rescind rules relating to the administration of the 1996 Option Plan.

     Amendment and Termination

     Amendments of the 1996 Option Plan to increase the number of shares as to which Options may be granted (except for adjustments resulting from stock splits and the like, and mergers, consolidations and other corporate transactions) require the approval of the Company's stockholders. In all other respects, the 1996 Option Plan can be amended, modified, suspended or terminated by the Committee or the Board, unless such action would otherwise require stockholder approval as a matter of applicable law, regulation or rule. Amendments of the 1996 Option Plan will not, without the consent of the participant, affect such person's rights under an award previously awarded, unless the agreement governing such award itself otherwise expressly so provides. Unless sooner terminated by the Board or the Committee, the 1996 Option Plan will expire on January 1, 2006. Such termination will not affect the validity of any Option outstanding under the 1996 Option Plan on the date of termination.

     Eligibility

     Options may be granted to individuals who are then officers or other employees of the Company or any of its present or future subsidiaries. Options also may be granted to consultants of the Company or subsidiaries selected by the Committee for participation in the 1996 Option Plan. More than one Option may be granted to an employee or consultant, but the aggregate fair market value (determined at the time of grant) of shares with respect to which an Incentive Stock Option is first exercisable by an optionee (i.e. "vests") during any calendar year cannot exceed $100,000.

     Payment for Shares

     The exercise or purchase price for all Options, together with any applicable tax required to be withheld, must be paid in full in cash at the time of exercise or purchase or may, with the approval of the Committee (or Board for Director Options) be paid in whole or in part in Common Stock valued at their fair market value on the date of exercise (which may, except with respect to incentive stock options, include an assignment of the right to receive the cash proceeds from the sale of Common Stock subject to an option or other right pursuant to a "cashless exercise" procedure) or by delivery of other property, or by a recourse promissory note payable to the Company, or by a combination of the foregoing.

     Nonqualified Stock Options ("NQSOs") will provide for the right to purchase Common Stock at a specified price which, except with respect to NQSOs intended to qualify as performance-based compensation under Section 162(m) of the Internal Revenue Code, may be less than fair market value on the date of grant (but not less than par value), and usually will become exercisable (in the discretion of the Committee) in one or more installments after the grant date, subject to the participant's continued employment with the Company and/or subject to the satisfaction of individual or Company performance targets established by the Committee. NQSOs may be granted for any term specified by the Committee.

     Incentive Stock Options ("ISOs") will be designed to comply with the provisions of the Internal Revenue Code and will be subject to certain restrictions contained in the Internal Revenue Code. Among such restrictions, ISOs must have an exercise price not less than the fair market value of a share of Common Stock on the date of grant, may only be granted to employees, must expire within a specified period of time following the optionee's termination of employment, and must be exercised within the ten years after the date of grant, but may be subsequently modified to disqualify them from treatment as ISOs. In the case of an ISO granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of stock of the Company, the 1996 Option Plan provides that the exercise price must be at least 110% of the fair market value of a share of Common Stock on the date of grant and the ISO must expire upon the fifth anniversary of the date of its grant.

     Director Options are NQSOs granted to non-employee directors of the Company pursuant to a formula. Under the formula in the 1996 Option Plan, following the closing of the Offering, when a director is initially elected to the Board and is at that time a non-employee director, he or she automatically shall be granted an NQSO to purchase 10,000 shares of Common Stock exercisable in cumulative annual installments of one-third each on each of the first three annual stockholders meetings at which directors are elected, subject to the director's continued service as such. During the term of the Plan, each then current non-employee director shall automatically be granted an NQSO to purchase 2,500 shares of Common Stock at each subsequent annual meeting exercisable in full upon the next subsequent annual stockholder's meeting. Members of the Board who are employees who subsequently terminate employment with the Company and remain on the Board will not receive an initial NQSO grant as a non-employee director, but to the extent they are otherwise eligible, will receive NQSOs as described in the preceding sentence after such termination of employment. The exercise price of the Director Options shall be the fair market value of a share of Common Stock on the date of grant. To the extent permitted by Rule 16b-3, the Board may accelerate the exercisability of Director Options upon the occurrence of certain extraordinary corporate events. Upon the occurrence of a "change in control" of the Company (as defined in the 1996 Option Plan), all outstanding Director Options will become immediately exercisable. No portion of a Director Option shall be exercisable after the tenth anniversary of the date of grant and no portion of a Director Option shall be exercisable upon the expiration of one year following the director's termination of services as director of the Company.

                              CERTAIN TRANSACTIONS

     In March 1994, the Company entered into an agreement with HMS Ltd., which is 100% owned by Shlomo Ben-Haim, the Chief Scientist and a director of the Company, and his wife, for consulting services (as amended, the "HMS Agreement"). The HMS Agreement provides for HMS Ltd. to provide research and development services to the Company in the areas of electrophysiological and neurological mapping equipment and software. The HMS Agreement requires the Company to pay HMS Ltd. $120,000 per year for the consulting services rendered thereunder, subject to increase, but not decrease, at the discretion of the Board of Directors of the Company, plus all reasonable out-of-pocket expenses. For the years ended December 31, 1994 and 1995 and the six months ended June 30, 1996, the Company paid $120,000, $490,000 and $200,000, respectively, to HMS Ltd. pursuant to the HMS Agreement. Upon the consummation of this Offering, the HMS Agreement will be terminated.

     In April 1994, the Company entered into an agreement with Jessco Medical Supply, Inc. ("Jessco"), which is 100% owned by Lewis C. Pell, the Company's Chairman, for consulting services relating to the marketing of the Company's products (the "Jessco Agreement"). Prior to January 1, 1996, the Jessco Agreement required the Company to pay Jessco $7,500 per month for services rendered thereunder. Effective January 1, 1996, the Jessco Agreement was amended to increase such payments to $10,000 per month. For the years ended December 31, 1994 and 1995 and the six months ended June 30, 1996, the Company paid $67,000, $90,000 and $60,000, respectively, to Jessco pursuant to the Jessco Agreement.

     The Company's executive offices are located in Orangeburg, New York in a facility owned by Mr. Pell. In addition, a company owned by Mr. Pell provides certain administrative services to the Company. Neither Mr. Pell nor such company are compensated by the Company for such office space or administrative services.

     In July 1995, the Company entered into the Cordis Agreement pursuant to which the Company granted Cordis an exclusive license to distribute the Company's CARTO system and the MAGELLAN system for certain applications for a two-year period. See "Business -- Sales, Marketing and Distribution." Sales to Cordis for the years ended December 31, 1994 and 1995 and the six months ended June 30, 1996 were $0, $204,000 and $2,850,150, respectively. Pursuant to the Cordis Agreement, Cordis also advanced to the Company $500,000 in 1995 and $4.4 million in the six months ended June 30, 1996 against future product deliveries. At June 30, 1996, $1.9 million remained as an advance and was included in customer's deposit-related party. See Note 8 of Notes to Consolidated Financial Statements.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth information with respect to the beneficial ownership of the Company's Common Stock as of June 30, 1996 on a pro forma basis after giving effect to the conversion of the Series A Preferred Stock, and as adjusted to reflect the sale of the Common Stock offered by the Company hereby, for (i) each person who is known by the Company to beneficially own more than 5% of the Company's Common Stock, (ii) each of the Company's directors, (iii) each Named Executive Officer of the Company and (iv) all directors and executive officers as a group.

                                                                                    PERCENT OF TOTAL
                                                                                   -------------------
                                                                       SHARES      PERCENT    PERCENT
                                                                    BENEFICIALLY    BEFORE     AFTER
               NAME AND ADDRESS OF BENEFICIAL OWNER                    OWNED       OFFERING   OFFERING
- ------------------------------------------------------------------  ------------   --------   --------
Amit Ben-Haim(1)(2)...............................................    1,432,585       23.4%          %
Shlomo A. Ben-Haim(2)(3)..........................................    1,213,965       19.9
David Ellis Acker(2)..............................................      657,104       10.7
Lewis C. Pell(2)(4)...............................................      637,500       10.4
The Oneda Family(5)...............................................      597,500        9.8
  P.O. Box 423
  33 Stone Tower Drive
  Alpine, New Jersey 07620
Johnson & Johnson(6)..............................................      313,316        5.1
  One Johnson & Johnson Plaza
  New Brunswick, New Jersey 08933
Yigal Erlich(7)...................................................           --         --         --
  c/o Yozma Venture Capital Ltd.
  7 Abba Hillel Street
  Silver House
  Ramat Gan 52522 Israel
All officers and directors as a group (7 persons)(7)..............    2,516,569       41.2

- ---------------

(1) Consists of shares held by a corporation that is wholly owned by Amit Ben-Haim, the brother of Shlomo A. Ben-Haim.
(2) Such person's address is c/o Biosense, Inc., 40 Ramland Road South, Suite 10, Orangeburg, New York 10962.
(3) Consists of shares held by a corporation that is wholly owned by Shlomo A. Ben-Haim and his wife.
(4) Includes 50,000 shares which Mr. Pell owns as custodian for his wife.
(5) Consists of 387,500 shares owned by Katsumi Oneda, 100,000 shares owned by Hidetoshi Oneda, 100,000 shares owned by Nami Oneda and 10,000 shares owned by Oneda, Inc., a corporation that is owned by the Oneda family.
(6) Consists of shares issued to Cordis Corporation, which was acquired by Johnson & Johnson in February 1996.
(7) Excludes 110,000 shares owned by Yozma Venture Capital Ltd., of which Mr. Erlich is a director. Mr. Erlich disclaims beneficial ownership of such shares.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 8,000,000 shares of Common Stock and 4,150,000 shares of Preferred Stock. The following summaries of certain provisions of the Common Stock and Preferred Stock do not purport to be complete and are subject to, and qualified in their entirety by, the provisions of the Company's Certificate of Incorporation, which is included as an exhibit to the Registration Statement of which this Prospectus forms a part, and by applicable law.

COMMON STOCK

     As of June 30, 1996, there were 2,188,316 shares of Common Stock outstanding that were held by 12 stockholders of record. The holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding Preferred Stock, the holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available for that purpose. See "Dividend Policy." In the event of a liquidation, dissolution or winding up of the Company, the holders of the Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of Preferred Stock, if any, then outstanding. The Common Stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and nonassessable, and the shares of Common Stock to be issued upon the closing of this Offering will be fully paid and nonassessable.

PREFERRED STOCK

     The Board of Directors has the authority, without action by the stockholders, to designate and issue Preferred Stock in one or more series and to designate the rights, preferences and privileges of each series, any or all of which may be greater that the rights of the Common Stock. It is not possible to state the actual effect of the issuance of any shares of Preferred Stock upon the rights of holders of the Common Stock until the Board of Directors determines the specific rights of the holders of such Preferred Stock. However, the effects might include, among other things, restricting dividends on the Common Stock, diluting the voting power of the Common Stock, impairing the liquidation rights of the Common Stock and delaying or preventing a change in control of the Company without further action by the stockholders.

     At June 30, 1996, the Company has 4,150,000 authorized shares of Preferred Stock, par value $.01, of which 3,925,000 shares of Series A Preferred Stock were issued and outstanding. Immediately prior to the consummation of the Offering, the outstanding shares of Series A Preferred Stock will be converted into an aggregate of 3,925,000 shares of Common Stock. The shares of Series A Preferred Stock will be canceled upon such conversion.

REGISTRATION RIGHTS OF CERTAIN HOLDERS

     Pursuant to a Preferred Stock Purchase Agreement (the "Preferred Stock Purchase Agreement"), dated July 27, 1995, by and between the Company and Cordis Corporation, the Company issued and sold and Cordis purchased (the "Cordis Stock Purchase") 150,000 shares of Series B Preferred Stock of the Company. Each share of Series B Preferred Stock was convertible into 2.088773 shares of Common Stock and all outstanding shares of Series B Preferred Stock have been converted into 313,316 shares of Common Stock (the "Cordis Common Stock").

     In conjunction with the Cordis Stock Purchase, Cordis received certain registration rights (the "Cordis Registration Rights") with respect to the Cordis Common Stock that requires the Company, upon the occurrence of certain events (including, but not limited to, this Offering) and at the option of Cordis, to file a registration statement with respect to the Cordis Common Stock. Cordis has waived its registration rights with respect to this Offering. No other holder of the capital stock of the Company is entitled to any registration rights.

CERTAIN CHANGE OF CONTROL PROVISIONS

     The Company is a Delaware corporation and is subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the "business combination" or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns (or, within three years prior to the determination of interested stockholder status, did own) 15% or more of a corporation's voting stock. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by the Board of Directors, including discouraging attempts that might result in a premium over the market price for the shares of Common Stock held by stockholders.

     The Company's Certificate of Incorporation divides the Board of Directors into three classes, with each class serving a staggered three-year term. The classification system of electing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of the Company and may maintain the incumbency of the Board of the Directors, as the classification of the Board of Directors generally increases the difficulty of replacing a majority of the Board of Directors. In addition, neither the Certificate of Incorporation nor the Bylaws of the Company provide for cumulative voting of directors. Moreover, the authorization of undesignated Preferred Stock makes it possible for the Board of Directors to issue Preferred Stock with voting or other rights or preferences that could impede the success of any attempt to change control of the Company. These provisions may have the effect of delaying or preventing hostile takeover attempts or delaying changes in control or management of the Company. The amendment of any of these provisions requires approval of holders of at least 67% of the outstanding Common Stock.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is
       . Its telephone number is (     )        -       .

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to this Offering, there has been no market for the Common Stock of the Company. Future sales of substantial amounts of Common Stock in the public market following this Offering, or the perception that such sales could occur, could adversely affect the market price of the Common Stock.

     Upon the completion of this Offering, the Company will have        shares
of Common Stock outstanding. Of these shares, the        shares sold in this
Offering will be freely tradable without restriction under the Securities Act, unless held by "affiliates" of the Company, as that term is defined in Rule 144
under the Securities Act. The remaining        shares of Common Stock held by
existing stockholders were issued and sold by the Company in reliance on exemptions from the registration requirements under the Securities Act. These shares may be sold in the public market only if registered, or pursuant to an exemption from registration, such as the exemption provided by Rule 144 or Rule 701 under the Securities Act. Stockholders of the Company who, in the aggregate,
hold approximately      % of the shares of Common Stock of the Company, and
     % of the options to purchase Common Stock of the Company, outstanding immediately prior to the completion of this Offering, have entered into lock-up agreements under which such stockholders have agreed not to offer, sell or otherwise dispose of any shares or securities exchangeable for or convertible into shares of Common Stock owned by them for a period of 180 days after the date of this Prospectus, without the prior written consent of UBS Securities LLC. The Company has entered into a similar agreement, except that the Company may grant additional options under its stock option plans and issue shares upon the exercise of outstanding options.

     At June 30, 1996,        shares were subject to outstanding options.
Approximately 90 days after the date of this Prospectus, the Company intends to file a Registration Statement on Form S-8 covering shares issuable under the Company's stock option plans (including shares subject to then outstanding options under such plan), thus permitting the resale of such shares in the public market without restriction under the Securities Act, subject to the lock-up agreements.

     Approximately        shares of Common Stock will be available for sale in
the public market without restriction 90 days following the date of this Prospectus pursuant to Rule 144 and Rule 701 under the Securities Act. Upon
expiration of the lock-up agreements,        shares of Common Stock (including
       shares subject to outstanding vested options) will become available for sale in the public market, subject in some cases to vesting provisions and
volume limitations pursuant to Rule 144. The remaining        shares held by
existing stockholders will become eligible for sale in the public market pursuant to Rule 144 at various times over a period of less than two years following the completion of this Offering, subject in some cases to vesting provisions and volume limitations.

     In general, under Rule 144 as currently in effect, commencing 90 days after the date of this Prospectus, a person who has beneficially owned shares for at least two years is eligible to sell in "broker's transaction" or to market makers, within any three-month period, a number of shares that does not exceed the greater of (i) one percent of the number of shares then outstanding
(approximately        shares immediately after this Offering) or (ii) the
average weekly trading volume of the Common Stock during the four calendar weeks preceding such sale. Sales under Rule 144 are also generally subject to certain notice requirements and to the availability of specified current public information about the Company. Under Rule 144(k), a person who is not deemed to have been an affiliate of the Company at any time during the 90 days preceding a proposed sale, and who has beneficially owned the shares proposed to be sold for at least three years, is entitled to sell such shares without having to comply with the manner of sale, volume limitation, notice or public information provisions of Rule 144. Under Rule 701 under the Securities Act, persons who purchase shares upon exercise of options granted prior to the effective date of this Offering are entitled to sell such shares 90 days after the effective date of this Offering in reliance on Rule 144 without having to comply with the holding period requirements of Rule 144 and, in the case of non-affiliates, without having to comply with the volume limitation, notice or public information provisions of Rule 144.

     The Securities and Exchange Commission has proposed reducing the required two-year holding period under Rule 144 to one year, and reducing the required three-year holding period under Rule 144(k) to two years. The Company can make no prediction as to when, if at all, such proposal will be adopted. If adopted, such modifications will have a material effect on the times when shares of the Company's Common Stock become eligible for resale in the public market.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the underwriters named below (the "Underwriters"), for whom UBS Securities LLC and Montgomery Securities are acting as representatives (the "Representatives"), have agreed to purchase from the Company the following respective number of shares of Common Stock:

                                                                              TOTAL NUMBER
                                  UNDERWRITERS                                 OF SHARES
    ------------------------------------------------------------------------  ------------
    UBS Securities LLC......................................................
    Montgomery Securities...................................................

                                                                                 -------
              Total.........................................................
                                                                                 =======

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent, including the absence of any material adverse change in the Company's business and the receipt of certain certificates, opinions and letters from the Company and its counsel. The nature of the Underwriters' obligation is such that they are committed to purchase all shares of Common Stock offered hereby if any of such shares are purchased. The Underwriting Agreement contains certain provisions whereby if any Underwriter defaults in its obligation to purchase shares, and the aggregate obligations of the Underwriters so defaulting do not exceed 10% of the shares offered hereby, the remaining Underwriters, or some of them, must assume such obligation.

     The Representatives have advised the Company that the Underwriters propose to offer the shares of Common Stock directly to the public at the offering price set forth on the cover of this Prospectus, and to certain dealers at such price
less a concession not in excess of $          per share. The Underwriters may
allow and such dealers may reallow a concession not in excess of $          per
share to certain other dealers. After the public offering of the shares, the offering price and other selling terms may be changed by the Underwriters.

     The Company has granted to the Underwriters an option, exercisable no later than 30 days after the date of the Prospectus, to purchase up to additional shares of Common Stock to cover over-allotments, if any, at the public offering price set forth on the cover page of this Prospectus, less the underwriting discounts and commissions. To the extent that the Underwriters exercise this option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof which the number of shares of Common Stock to be purchased by it shown in the above table bears to the total number of shares of Common Stock offered hereby. The Company will be obligated, pursuant to the option, to sell such shares to the Underwriters.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act.

     The executive officers, directors and certain other stockholders of the
Company who beneficially own an aggregate of      shares of Common Stock
outstanding prior to this Offering have agreed that they will not, without the prior written consent of UBS Securities LLC, offer, sell or otherwise dispose of any shares or securities exchangeable for or convertible into shares of Common Stock owned by them for a period of 180 days after the date of this Prospectus. The Company has agreed that it will not, without the prior written consent of UBS Securities LLC, offer, sell or otherwise dispose of any shares of Common Stock for a period of 180 days after the date of this Prospectus, except that the Company may grant additional options under the Company's stock option plans and issue shares upon the exercise of outstanding options.

     The Representatives have advised the Company that the Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority in excess of 5% of the number of shares of Common Stock offered hereby.

     In 1994, a managing director of UBS Securities LLC purchased 10,000 shares of Preferred Stock in a private placement.

     Prior to this Offering, there has been no public market for the Common Stock of the Company. The initial public offering price will be determined through negotiations among the Company and the Representatives. Among the factors to be considered in determining the initial public offering price, in addition to prevailing market and economic conditions, will be certain financial information of the Company, the history of, and prospects for, the Company and the industry in which it competes, an assessment of the Company's management, its past and present operations, the prospects for, and timing of, future revenues of the Company, the present stage of the Company's development, and the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to those of the Company. The initial public offering price set forth on the cover page of this Prospectus should not, however, be considered an indication of the actual value of the Common Stock. Such price is subject to change as a result of market conditions and other factors. There can be no assurance that an active trading market will develop for the Common Stock or that the Common Stock will trade in the public market subsequent to this Offering at or above the initial offering price.

                                 LEGAL MATTERS

     The validity of the Common Stock offered hereby will be passed upon for the Company by Latham & Watkins, New York, New York. Certain legal matters will be passed upon for the Underwriters by Skadden, Arps, Slate, Meagher & Flom, New York, New York.

                                    EXPERTS

     The financial statements of Biosense, Inc. as of December 31, 1994 and 1995 and for the period from inception (March 23, 1994) to December 31, 1994 and the year ended December 31, 1995 included in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of such firm as experts in accounting and auditing in giving said report.

                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission"), Washington, D.C. 20549, a Registration Statement on Form S-1 under the Securities Act with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and such Common Stock, reference is made to the Registration Statement and to the exhibits and schedules filed therewith. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or other document as filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. A copy of the Registration Statement may be inspected by anyone without charge at the Commission's principal office in Washington D.C., at the regional offices of the Commission located at 7 World Trade Center, New York, New York 10048 and 500 West Madison Street, Chicago, Illinois 60661 and through the Commission's internet site at www.sec.gov. Copies of all or any part of the Registration Statement may be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of certain fees prescribed by the Commission.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                         PAGE
                                                                                         ----
Report of Independent Public Accountants...............................................  F-2
Consolidated Balance Sheets as of December 31, 1994 and 1995 and June 30, 1996
  (unaudited)..........................................................................  F-3
Consolidated Statements of Operations for the period from Inception (March 23, 1994) to
  December 31, 1994, for the year ended December 31, 1995 and for the six months ended
  June 30, 1995 (unaudited) and June 30, 1996 (unaudited)..............................  F-4
Consolidated Statements of Changes in Stockholders' Equity for the period from
  Inception (March 23, 1994) to December 31, 1994, for the year ended December 31, 1995 and for the six months ended June 30, 1995 (unaudited) and June 30, 1996
  (unaudited)..........................................................................  F-5
Consolidated Statements of Cash Flows for the period from Inception (March 23, 1994) to
  December 31, 1994, for the year ended December 31, 1995 and for the six months ended
  June 30, 1995 (unaudited) and June 30, 1996 (unaudited)..............................  F-6
Notes to Consolidated Financial Statements.............................................  F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

     After the recapitalization discussed in Note 11 to the Financial Statements is effected, the undersigned would be able to render the following audit report.

                                          ARTHUR ANDERSEN LLP

New York, New York
August 14, 1996

To the Stockholders of
Biosense, Inc.:

     We have audited the accompanying consolidated balance sheets of Biosense, Inc. (a Delaware corporation) and subsidiary as of December 31, 1994 and 1995, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the period from inception (March 23, 1994) to December 31, 1994 and for the year ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Biosense, Inc. and subsidiary as of December 31, 1994 and 1995, and the results of their operations and their cash flows for the period from inception (March 23, 1994) to December 31, 1994, and for the year ended December 31, 1995, in conformity with generally accepted accounting principles.

                         BIOSENSE, INC. AND SUBSIDIARY

                          CONSOLIDATED BALANCE SHEETS

                                                            DECEMBER 31,
                                                    -----------------------------       JUNE 30,
                                                        1994             1995             1996
                                                    ------------     ------------     ------------
                                                                                      (UNAUDITED)
                                              ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.......................  $  3,278,674     $ 13,621,130     $ 12,115,863
  Inventories (Note 3)............................            --          324,482          978,228
  Other current assets............................        84,576          374,418          491,714
                                                    ------------     ------------     ------------
          Total current assets....................     3,363,250       14,320,030       13,585,805
FIXED ASSETS, NET (Note 4)........................       637,351        1,378,908        1,816,636
OTHER ASSETS, NET.................................        39,932           49,060           10,270
                                                    ------------     ------------     ------------
          Total assets............................  $  4,040,533     $ 15,747,998     $ 15,412,711
                                                    ============     ============     ============
                               LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable................................  $    157,940     $    848,219     $  1,354,506
  Accrued expenses................................        43,502          280,635          706,679
  Income taxes payable............................        77,291           70,635           44,078
  Customer's deposit -- related party (Note 8)....            --          296,000        1,874,250
                                                    ------------     ------------     ------------
          Total current liabilities...............       278,733        1,495,489        3,979,513
                                                    ------------     ------------     ------------
COMMITMENTS (Note 7)
STOCKHOLDERS' EQUITY (Note 5):
  Series A convertible preferred stock, $0.01 par
     value, 4,000,000 shares authorized; 3,925,000
     shares issued and outstanding................        39,250           39,250           39,250
  Series B convertible preferred stock, $0.01 par
     value, 150,000 shares authorized, issued and
     outstanding as of December 31, 1995; 0 shares
     issued and outstanding as of June 30, 1996...            --            1,500               --
  Common stock, $0.01 par value, 8,000,000 shares
     authorized; 1,875,000 shares issued and
     outstanding as of December 31, 1994 and
     December 31, 1995; 2,188,316 shares issued
     and outstanding as of June 30, 1996..........        18,750           18,750           21,883
  Paid-in capital.................................    35,692,150       54,675,715       55,182,359
  Accumulated deficit.............................   (31,831,025)     (39,592,484)     (42,737,415)
  Deferred compensation (Note 9)..................      (157,325)        (890,222)      (1,072,879)
                                                    ------------     ------------     ------------
          Total stockholders' equity..............     3,761,800       14,252,509       11,433,198
                                                    ------------     ------------     ------------
          Total liabilities and stockholders'
            equity................................  $  4,040,533     $ 15,747,998     $ 15,412,711
                                                    ============     ============     ============

   The accompanying notes are an integral part of these consolidated balance sheets.

                         BIOSENSE, INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                             SIX MONTHS
                                                  PERIOD                       SIX MONTHS       ENDED
                                              FROM INCEPTION        YEAR       ENDED JUNE     JUNE 30,
                                             (MARCH 23, 1994)      ENDED        30, 1995        1996
                                             TO DECEMBER 31,    DECEMBER 31,   -----------   -----------
                                                   1994             1995
                                             ----------------   ------------   (UNAUDITED)   (UNAUDITED)
REVENUE....................................    $         --     $    204,000   $        --   $ 2,850,150
                                               ------------      -----------   -----------   -----------
EXPENSES:
  Cost of sales............................              --           49,457            --     1,817,524
  Sales and marketing......................          67,000          245,250        45,000       732,022
  Research and development.................      31,395,126        6,708,464     1,473,655     2,351,116
  General and administrative...............         422,129        1,216,700       261,864     1,461,400
                                               ------------      -----------   -----------   -----------
          Operating loss...................     (31,884,255)      (8,015,871)   (1,780,519)   (3,511,912)
OTHER INCOME:
  Interest income,.........................          78,148          408,093        56,139       415,582
                                               ------------      -----------   -----------   -----------
          Loss before provision for income
            taxes..........................     (31,806,107)      (7,607,778)   (1,724,380)   (3,096,330)
PROVISION FOR INCOME TAXES
  (Note 6).................................          24,918          153,681        41,900        48,601
                                               ------------      -----------   -----------   -----------
          Net loss.........................    $(31,831,025)    $ (7,761,459)  $(1,766,280)  $(3,144,931)
                                               ============      ===========   ===========   ===========
PRO FORMA NET LOSS PER SHARE...............    $                $              $             $
                                               ============      ===========   ===========   ===========
PRO FORMA WEIGHTED AVERAGE NUMBER OF SHARES
  OUTSTANDING
                                               ============      ===========   ===========   ===========

 The accompanying notes are an integral part of these consolidated statements.

                         BIOSENSE, INC. AND SUBSIDIARY

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
    FOR THE PERIOD FROM INCEPTION (MARCH 23, 1994) TO DECEMBER 31, 1994, FOR
                  THE YEAR ENDED DECEMBER 31, 1995 AND FOR THE
                         SIX MONTHS ENDED JUNE 30, 1996

                                                   SERIES A              SERIES B
                                                  CONVERTIBLE          CONVERTIBLE
                           COMMON STOCK         PREFERRED STOCK      PREFERRED STOCK
                        -------------------   -------------------   ------------------
                         SHARES      VALUE     SHARES      VALUE     SHARES     VALUE
                        ---------   -------   ---------   -------   --------   -------
Issuance of common
  stock...............  1,875,000   $18,750         --    $    --       --       $    --
Issuance of preferred
  stock for technology
  and fixed assets....       --        --      3,225,000   32,250       --            --
Issuance of preferred
  stock for cash......       --        --        700,000    7,000       --            --
Deferred compensation.       --        --          --          --       --            --
Amortization of deferred
  compensation........       --        --          --          --       --            --
Stock options issued for
  services............       --        --          --          --       --            --
Net loss..............       --        --          --          --       --            --
                        ---------   -------   ---------   -------   --------    --------
BALANCE,
  December 31, 1994...  1,875,000    18,750    3,925,000   39,250       --            --
  Deferred
    compensation......       --        --          --          --       --            --
  Issuance of preferred
    stock for cash, net
    of issuance costs..      --        --          --          --    150,000       1,500
  Amortization of
    deferred-
    compensation.......      --        --          --          --       --            --
 Stock options issued
   for services........      --        --          --          --       --            --
  Net loss.............      --        --          --          --       --            --
                         ---------   -------   ---------   -------   --------    --------
BALANCE,
  December 31, 1995.... 1,875,000    18,750    3,925,000   39,250    150,000       1,500
  Deferred
    compensation.......      --        --          --          --       --            --
  Conversion of
    Series B preferred
    stock to common
    stock..............   313,316     3,133        --          --   (150,000)     (1,500)
  Amortization of
    deferred
    compensation.......      --        --          --          --       --            --
 Stock options issued
   for services........      --        --          --          --       --            --
  Net loss.............      --        --          --          --       --            --
                        ---------   -------   ---------   -------   --------      ------
BALANCE, June 30,
  1996 (unaudited)..... 2,188,316   $21,883    3,925,000  $39,250       --       $    --
                        =========   =======    =========  =======   ========     ========




                                                ADDITIONAL
                                                  PAID-IN       DEFERRED     ACCUMULATED
                                                  CAPITAL     COMPENSATION     DEFICIT         TOTAL
                                                -----------   ------------   ------------   ------------

Issuance of common
  stock....................................     $        --   $        --    $         --   $     18,750

Issuance of preferred
  stock for technology
  and fixed assets.........................      28,992,750            --              --     29,025,000
Issuance of preferred
  stock for cash...........................       6,293,000            --              --      6,300,000
Deferred compensation......................         359,600      (359,600)             --             --
Amortization of deferred
  compensation.............................              --       202,275                        202,275
Stock options issued for
  services.................................          46,800            --                         46,800
Net loss...................................              --            --     (31,831,025)   (31,831,025)
                                                -----------   -----------    ------------    -----------
BALANCE,
  December 31, 1994........................      35,692,150      (157,325)    (31,831,025)     3,761,800
  Deferred
    compensation...........................       1,099,100    (1,099,100)             --             --
  Issuance of preferred stock for
    cash, net of issuance costs............      14,799,382            --              --     14,800,882
  Amortization of deferred-
    compensation...........................              --       366,203              --        366,203
  Stock options issued
    for services...........................       3,085,083            --              --      3,085,083
   Net loss................................              --            --      (7,761,459)    (7,761,459)
                                                -----------   -----------    ------------    -----------
BALANCE,
  December 31, 1995........................      54,675,715      (890,222)    (39,592,484)    14,252,509
  Deferred
    compensation...........................         448,400      (448,400)             --             --
  Conversion of
    Series B preferred stock
    to common stock........................          (1,633)           --              --             --
  Amortization of
    deferred
    compensation...........................              --       265,743              --        265,743
  Stock options issued
    for services...........................          59,877            --              --         59,877
  Net loss.................................              --            --      (3,144,931)    (3,144,931)
                                                -----------   -----------    ------------    -----------
BALANCE, June 30,
  1996 (unaudited).........................     $55,182,359   $(1,072,879)   $(42,737,415)  $ 11,433,198
                                                ===========   ===========    ============    ===========





 The accompanying notes are an integral part of these consolidated statements.

                         BIOSENSE, INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                             PERIOD
                                                         FROM INCEPTION                         SIX MONTHS      SIX MONTHS
                                                        (MARCH 23, 1994)                        ENDED JUNE      ENDED JUNE
                                                        TO DECEMBER 31,       YEAR ENDED         30, 1995        30, 1996
                                                              1994         DECEMBER 31, 1995   -------------   -------------
                                                        ----------------   -----------------    (UNAUDITED)     (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss.............................................   $(31,831,025)       $(7,761,459)      $(1,766,280)    $(3,144,931)
    Adjustments to reconcile net loss to net cash used
      in operating activities--
      Depreciation and amortization....................        143,512            355,674           139,020         335,770
      Write-off of acquired in-process technology......     28,913,000                 --                --              --
      Amortization of deferred compensation............        202,275            366,203            22,475         265,743
      Stock options issued for services................         46,800          3,085,083                --          59,877
      Gain on sale of fixed assets.....................             --             (4,393)               --              --
  Changes in assets and liabilities--
    (Increase) in inventories..........................             --           (324,482)               --        (653,746)
    (Increase) in other current assets.................        (84,576)          (289,842)          (65,509)       (117,296)
    (Increase) decrease in other assets................        (39,932)            (9,128)           (1,984)         38,790
    Increase in accounts payable.......................        157,940            690,279           143,262         506,287
    Increase in accrued expenses.......................         43,502            237,133            48,731         426,044
    Increase (decrease) in income taxes payable........         77,291             (6,656)           (8,638)        (26,557)
    Increase in customer's deposit.....................             --            296,000         1,000,000       1,578,250
                                                          ------------        -----------       -----------     -----------
         Net cash used in operating activities.........     (2,371,213)        (3,365,588)         (488,923)       (731,769)
                                                          ------------        -----------       -----------     -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of fixed assets.............................       (668,863)        (1,123,392)         (511,270)       (773,498)
  Proceeds from sales of fixed assets..................             --             30,554                --              --
                                                          ------------        -----------       -----------     -----------
         Net cash used in investing activities.........       (668,863)        (1,092,838)         (511,270)       (773,498)
                                                          ------------        -----------       -----------     -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net proceeds from issuance of capital stock..........      6,318,750         14,800,882                --              --
                                                          ------------        -----------       -----------     -----------
         Net cash provided by financing activities.....      6,318,750         14,800,882                --              --
                                                          ------------        -----------       -----------     -----------
         Net increase (decrease) in cash and cash
           equivalents.................................      3,278,674         10,342,456        (1,000,193)     (1,505,267)
CASH AND CASH EQUIVALENTS, beginning of period.........             --          3,278,674         3,278,674      13,621,130
                                                          ------------        -----------       -----------     -----------
CASH AND CASH EQUIVALENTS, end of period...............   $  3,278,674        $13,621,130       $ 2,278,481     $12,115,863
                                                          ============        ===========       ===========     ===========
SUPPLEMENTAL CASH FLOW INFORMATION:
  Interest paid........................................   $         --        $        --       $        --     $        --
                                                          ============        ===========       ===========     ===========
  Income taxes paid....................................   $     10,321        $   191,118       $    61,378     $    32,539
                                                          ============        ===========       ===========     ===========
NONCASH INVESTING AND FINANCING ACTIVITIES:
  Stock options issued for deferred compensation.......   $    359,600        $ 1,099,100       $        --     $   448,400
                                                          ============        ===========       ===========     ===========

- ---------------

     During 1994 the Company acquired technology valued at $28,913,000 and fixed assets valued at $112,000 in exchange for 3,225,000 shares of Series A Preferred Stock.

     During 1996 150,000 shares (par value $1,500) of Series B Preferred Stock were converted to 313,316 shares (par value $3,133) of common stock.

 The accompanying notes are an integral part of these consolidated statements.

                         BIOSENSE, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1994 AND 1995
         (INFORMATION AS OF JUNE 30, 1996 AND FOR THE SIX MONTHS ENDED
                      JUNE 30, 1995 AND 1996 IS UNAUDITED)

1.  ORGANIZATION

     Biosense, Inc. was formed on March 23, 1994. On that date the Company: 1) acquired certain related technologies from Quemas Associates and Workstation Graphics, Inc. in exchange for 3,225,000 shares of Series A Preferred Stock; 2) acquired the outstanding shares of Biosense (Israel) Ltd. which had been owned by Quemas Associates; 3) issued 700,000 shares of Series A Convertible Preferred Stock for $9.00 per share; and 4) issued common stock at par. The technology acquired on March 23, 1994 and the related 3,225,000 shares of Series A Convertible Preferred Stock were valued at $28,913,000 (including the assumption of $350,000 of liabilities of Workstation Graphics, Inc.) and acquired fixed assets valued at $112,000, based on independent appraisals of the technology and the fixed assets. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 2, the acquired technology was written off, at the date of acquisition, as in-process technology and is included in research and development expenses.

     Biosense (Israel) Ltd. was formed in September of 1993 and commenced limited organization and research and development activities up to March 23, 1994. Workstation Graphics was formed in March of 1990 and also carried on only limited research activities. Their financial position and operating results prior to March 23, 1994 are insignificant.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

     The accompanying financial statements include the accounts of Biosense, Inc. and its wholly owned subsidiary, Biosense (Israel) Ltd. (collectively hereinafter, the "Company"). All material intercompany transactions and accounts have been eliminated in consolidation.

LINE OF BUSINESS

     The Company has developed proprietary technology to allow physicians to accurately navigate medical instruments within a patient's body without the use of fluoroscopic x-rays during the performance of a wide variety of minimally invasive medical procedures.

TRANSLATION OF FOREIGN CURRENCY

     The functional currency of the subsidiary in Israel is the U.S. dollar. Accordingly, its accounts are remeasured in dollars, and translation gains and losses are included in the consolidated statement of operations.

CASH AND CASH EQUIVALENTS

     The Company considers all highly liquid investments, purchased with an original maturity of three months or less, to be cash equivalents.

REVENUE RECOGNITION

     Income on the sale of products is recognized upon transfer of title. The cost of insignificant related obligations (initial installations) are accrued when the related revenue is recognized. As of June 30, 1996, all sales have been to one customer. (See Note 5).

                         BIOSENSE, INC. AND SUBSIDIARY

PRODUCT WARRANTIES

     The provision for product warranties is recorded on the basis of the Company's experience and engineering estimates.

INVENTORIES

     Inventories are valued at the lower of cost or market. Cost is determined, generally, on a first-in, first-out basis.

FIXED ASSETS

     Fixed assets are stated at cost, net of accumulated depreciation and are depreciated on a straight-line basis, over their estimated useful lives, which range from 3 to 15 years.

UTILIZATION OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INCOME TAXES

     The Company is taxed under the relevant laws in the United States and Israel. The subsidiary is subject to tax laws in Israel, which provide for measurement of results for tax purposes adjusted for local inflation (adjusted to the changes in the Israeli consumer price index).

     Deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates to differences between the financial statements carrying amounts and the tax basis of existing assets and liabilities. The Company's policy is to permanently reinvest the undistributed earnings of its subsidiary and accordingly, no deferred taxes are provided.

STOCK OPTIONS

     The Company permits the granting of stock options to both employees and non-employees. In accordance with APB No. 25, deferred compensation results from the difference between the exercise price and the fair market value on the date of the option grant to employees and is included in stockholders' equity and is amortized over the corresponding vesting period.

     The expense related to the granting of stock options to non-employees is determined based on the value of the stock option calculated using an appropriate pricing model. In instances where stock options are granted to non-employees for past services and where there is no risk to the non-employee of forfeiture, the expense related to such options is recorded at the time of the grant.

RECENT PRONOUNCEMENTS

     In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation," which is effective for the Company's 1997 financial statements. SFAS No. 123 allows companies to account for stock-based compensation under either the new provisions of SFAS No. 123 or the provisions of APB No. 25, but requires pro forma disclosure in the footnotes to the financial statements as if the measurement provisions of SFAS No. 123 had been adopted. At this time, the Company intends to continue accounting for its stock-based compensation in accordance with the provisions of APB No. 25. As

                         BIOSENSE, INC. AND SUBSIDIARY
such, the implementation of SFAS No. 123 will not materially impact the financial position or results of operations of the Company.

RESEARCH AND DEVELOPMENT

     Research and development expenses are expensed as incurred. In 1994, this includes the value of acquired in-process technology.

     Software development costs are capitalized from the stage at which a working model has been developed and technological feasibility established. As the amount of software development costs eligible for capitalization at this stage have been insignificant, no software development costs have been capitalized during any of the reported periods.

PRO FORMA NET LOSS PER SHARE

     Pro forma net loss per share is determined using the weighted average number of shares of Common Stock outstanding during the periods presented. Pursuant to Securities and Exchange Commission Staff Accounting Bulletin No. 83, the options issued during the 12 months preceding this offering at prices below the expected initial public offering price have been included in the Company's pro forma loss per share computation for all periods presented even though they were antidilutive. The Series A Preferred Stock is included for all periods presented as if the shares were converted into Common Stock at the beginning of each period. Options issued prior to the 12 months preceding this offering are excluded as they are antidilutive. Historical loss per share data has not been presented as such information is not meaningful.

UNAUDITED PERIOD

     The unaudited financial statements have been prepared in accordance with generally accepted accounting principles relating to the provision of interim financial information. Accordingly, they do not include all of the information and notes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six month period ended June 30, 1996 are not necessarily indicative of the results that may be expected for the year ending December 31, 1996.

RISK FACTORS

     The Company faces a number of risks, including the fact that it has incurred significant operating losses and the uncertainties of future product development and market acceptance of existing and proposed products. Additionally, other risk factors such as changes in the Company's dependence on suppliers, the loss of key personnel, government regulation, highly competitive markets, and dependence on patents and proprietary technology could impact the future results of the Company.

3.  INVENTORIES

     Inventories consisted of the following components:

                                                         DECEMBER 31,   DECEMBER 31,   JUNE 30,
                                                             1994           1995         1996
                                                         ------------   ------------   --------
    Raw materials......................................    $     --       $262,878     $553,106
    Products in process................................          --         61,604      310,126
    Finished goods.....................................          --             --       51,938
    Components.........................................          --             --       63,058
                                                           --------       --------     --------
                                                           $     --       $324,482     $978,228
                                                           ========       ========     ========

                         BIOSENSE, INC. AND SUBSIDIARY

4.  FIXED ASSETS

     Fixed assets consisted of the following:

                                                       DECEMBER 31,   DECEMBER 31,    JUNE 30,
                                                           1994           1995          1996
                                                       ------------   ------------   ----------
    Furniture and office equipment...................    $ 21,290      $  140,153    $  341,676
    Laboratory equipment.............................     686,024       1,603,126     2,103,941
    Automobiles......................................      73,549         129,829       200,989
                                                         --------      ----------    ----------
                                                          780,863       1,873,108     2,646,606
    Less -- Accumulated depreciation.................     143,512         494,200       829,970
                                                         --------      ----------    ----------
                                                         $637,351      $1,378,908    $1,816,636
                                                         ========      ==========    ==========

5.  STOCKHOLDERS' EQUITY

SERIES A CONVERTIBLE PREFERRED STOCK

     Each share of Series A preferred stock ("Series A Preferred Stock") is convertible at the option of its holder, at any time, into one share of common stock. Immediately prior to the consummation of an initial public offering, all outstanding Series A preferred shares will be converted into common shares.

     Upon dissolution, liquidation or winding up of the Company, the holders of the preferred stock are entitled to receive out of the assets of the Company, before any payment or distribution may be made on common stock, the liquidation value of $9.00 per preferred share. If the assets of the Company are insufficient, the assets will be distributed ratably among the holders of preferred stock.

SERIES B CONVERTIBLE PREFERRED STOCK

     The Company closed a Preferred Stock Purchase Agreement (the "Agreement") with Cordis Corporation (a third party) on July 27, 1995. The Agreement provided for issuance of 150,000 shares of Series B Convertible Preferred Stock (the "Series B Preferred Stock") for $15,000,000. (See Note 11).

     Pursuant to the Agreement, the Company and Cordis Corporation entered into a Product Development and Supply Agreement, which provides for exclusive marketing and distribution of certain products which utilize the combined technology of both companies for the lesser of two years from the first commercial sale to an end user or four years from the agreement date. After this period the agreement becomes non-exclusive. The exclusive period is calculated separately for each combined product.

6.  PROVISION FOR INCOME TAXES

     At December 31, 1995, the Company had net operating loss carryforwards of approximately $6,930,000 in the United States, which will expire between 2009 and 2010. The future income tax benefit of these operating loss carryforwards, approximately $2,360,000, has been offset by a valuation allowance for the entire amount since ultimate realization of the tax benefit is dependent upon earning future taxable income.

     The Company's Israeli subsidiary received the approval of the Israel Investment Center, on May 27, 1996, for an investment program qualifying for benefits under The Law of Encouragement of Capital Investments, 1959. This provides for an exemption from income taxes for four years, and a reduced income tax rate of 25% for the following six years, commencing from the first year in which there is taxable income but the benefit cannot extend beyond the lesser of 12 years from the commencement of operations or 14 years after receiving approval. Income not derived from the approved enterprise, and certain passive income, including interests, dividends or royalties, are subject to tax at the regular tax rate of 36%. In the event of a distribution of cash dividends from such tax exempt income, income taxes will be required to be paid at a rate of 15% plus interest.

                         BIOSENSE, INC. AND SUBSIDIARY

     Income tax expense for the period ended December 31, 1994 and the year ended December 31, 1995 reflects taxes on income, as defined under local regulations, of the Israeli subsidiary. As a result of obtaining the Israel Investment Center approval described above, no deferred taxes are provided for temporary differences as the effective tax rate is considered to be zero.

7.  COMMITMENTS

     The Company is committed to a lease in Israel which expires on March 15, 1998 and has a renewal option for two additional years. The related minimum lease payments for the years ended December 31, are as follows:

          1996...........................................................  $212,000
          1997...........................................................   227,000
          1998...........................................................    47,000
                                                                           --------
                                                                           $486,000
                                                                           ========

     For the period ended December 31, 1994 and the year ended December 31, 1995, the Company recorded rental expense of $35,836 and $92,391, respectively.

     In March 1994, the Company entered into an employment agreement with the Executive Vice President of Operations and the Secretary of the Company which provides for an initial base salary of $120,000 per year for a period of three years. This agreement will automatically be extended for two-year periods unless notice is given by either party at least six months before expiration of the term.

     See Note 8 and Note 11 for additional commitments.

8.  RELATED PARTY TRANSACTIONS

     On March 23, 1994, the Company contracted with HMS Ltd. for research and development consulting services for three years with a base fee of $120,000 annually. HMS Ltd. is 100% owned by Shlomo Ben-Haim, the president of the Company, and his wife. For the period ended December 31, 1994 and the year ended December 31, 1995, this fee amounted to $120,000 and $490,000, respectively, and is included in research and development expense. Upon the consummation of this offering (Note 11), the Company intends to terminate this agreement and compensate Shlomo Ben-Haim pursuant to the employment agreements discussed in
Note 11.

     The Company paid $67,000 and $90,000 for the period ended December 31, 1994 and the year ended December 31, 1995, respectively, for marketing consulting services to Jessco Medical Supply, Inc. which is 100% owned by the Chairman of the Board of Directors of the Company. This fee is included in sales and marketing expense.

     The Company's corporate offices are located in Orangeburg, New York at the office of the Chairman of the Board of Directors. The Company is provided with general office support services and does not incur any costs related to this facility, which are not considered to be material.

     Pursuant to the Cordis Product Development and Supply Agreement (Note 5), Cordis Corporation advanced $500,000 to the Company in 1995 against future product deliveries. At December 31, 1995, $296,000 remains as an advance and is included in customer's deposit-related party. The agreement calls for similar supplemental advances in 1996.

                         BIOSENSE, INC. AND SUBSIDIARY

9.  STOCK OPTION PLAN

     The Company's stock option plan (the "Plan") permits the granting of options, to purchase an aggregate of 1,000,000 shares of the Company's common stock, to employees, consultants and directors. Options generally become exercisable ratably over a period of three years with unexercised options expiring shortly after employment termination. Terminated options are available for reissuance.

     During 1994, 1995, and for the six months ended June 30, 1996, the Company granted certain stock options to employees at exercise prices below the fair value of the underlying stock on the date of the grant. The amount of deferred compensation of $359,600, $1,099,100 and $448,400, respectively, resulting from the difference between the exercise price and the fair value of the underlying common stock on the date of the grant is included in stockholders' equity and is amortized over the corresponding vesting periods.

     During 1994, 1995, and for the six months ended June 30, 1996, the Company granted stock options to certain parties other than employees in lieu of payment for services rendered. Such options were valued using an appropriate pricing model and, accordingly, the Company has recorded a current expense in the respective period for the value of those options granted. For the period ended December 31, 1994, the year ended December 31, 1995, and for the six months ended June 30, 1996, the Company recorded an expense of $46,800, $3,085,083 and $59,877, respectively, related to these transactions.

     As a result of the stock option grants to employees at exercise prices below the fair market value of the underlying stock and the grants to some non-employees in lieu of payment for services rendered, the Company recorded the following expenses for the periods indicated:

                                  PERIOD FROM INCEPTION
                                    (MARCH 23, 1994)       YEAR ENDED    SIX MONTHS ENDED   SIX MONTHS ENDED
                                     TO DECEMBER 31,      DECEMBER 31,       JUNE 30,           JUNE 30,
                                          1994                1995             1995               1996
                                  ---------------------   ------------   ----------------   ----------------
Cost of sales...................        $--                $    3,625        $--                $ 10,222
Sales and marketing.............        --                    155,250         --                  64,557
Research and development........          136,700           2,991,873          22,475            173,445
General and administrative......          112,375             300,538         --                  77,396
                                         --------          ----------         -------           --------
                                        $ 249,075          $3,451,286        $ 22,475           $325,620
                                         ========          ==========         =======           ========

     Transactions under the Plan during 1994, 1995 and the six months ended June 30, 1996 were as follows:

                                               PERIOD FROM INCEPTION                   SIX MONTHS
                                                 (MARCH 23, 1994)       YEAR ENDED       ENDED
                                                  TO DECEMBER 31,      DECEMBER 31,     JUNE 30,
                                                       1994                1995           1996
                                               ---------------------   ------------   ------------
    Opening balance...........................        --                 123,000        339,400
    Granted...................................     123,000               216,400         44,600
    Exercised.................................        --                    --             --
    Terminated................................        --                    --             --
    Options outstanding, end of year..........     123,000               339,400        384,000
                                               ================        ===========    ===========
    Options exercisable.......................      57,000               159,650        177,000
                                               ================        ===========    ===========
    Exercise price range......................    $.01-$9.00           $9.00-$38.00   $9.00-$48.00
                                               ================        ===========    ===========
    Weighted-average exercise price for
      options
      exercisable.............................      $6.63                 $8.65          $9.75
                                               ================        ===========    ===========

                         BIOSENSE, INC. AND SUBSIDIARY

10.  REGIONAL OPERATIONS

     Information about the Company's operations in the United States and Israel is presented below:

                                                 U.S.         ISRAEL      ELIMINATIONS   CONSOLIDATED
                                             ------------   -----------   ------------   ------------
PERIOD ENDED DECEMBER 31, 1994
Net loss...................................  $(31,643,103)  $  (187,922)  $         --   $(31,831,025)
Identifiable assets........................     3,784,755     1,820,879     (1,565,101)     4,040,533
Investment in subsidiary...................        20,000            --        (20,000)            --
YEAR ENDED DECEMBER 31, 1995
Revenues...................................  $    204,000   $        --   $         --   $    204,000
Intercompany purchases/sales...............      (183,600)      183,600             --             --
Net loss...................................    (6,655,548)   (1,105,911)            --     (7,761,459)
Identifiable assets........................    14,423,658     2,996,762     (1,672,422)    15,747,998
Investment in subsidiary...................     1,020,000            --     (1,020,000)            --

11.  SUBSEQUENT EVENTS

INITIAL PUBLIC OFFERING

     The Company intends to file a registration statement with the Securities
and Exchange Commission to register approximately           shares of common
stock, $.01 par value per share, at an expected initial public offering price of
$          to $          per share. The Company's management expects to realize
proceeds from the sale of common stock of approximately $          , net of
commissions and offering expenses of $          . In connection therewith, the
stockholders will approve an increase in authorized common shares to           ,
and a      for 1 stock dividend of all outstanding common shares (which includes dividend shares issued as a result of the conversion of Series A preferred
shares in           1996). All share and per share amounts in the financial
statements will be retroactively restated to reflect the stock dividend.

CONVERSION OF SERIES B PREFERRED STOCK

     On March 15, 1996, the 150,000 shares (par value $1,500) of Series B Preferred Stock were converted to 313,316 (par value $3,133) shares of common stock.

EMPLOYMENT AGREEMENTS

     The Company intends to terminate the HMS Ltd. agreement discussed in Note 8 at the consummation of the initial public offering discussed above and intends to compensate Shlomo Ben-Haim pursuant to the following employment agreements.

     The Company intends to enter into an employment agreement with Shlomo Ben-Haim to serve as Chief Scientist of the Company. The agreement will provide for an initial base salary of $195,000 per year, with an initial term of three years which will automatically be extended for two-year periods unless notice is given by either party at least six months prior to the expiration date.

     Biosense Israel intends to enter into an employment agreement with Shlomo Ben-Haim to serve as the Chairman of the Board of Directors of Biosense Israel, pursuant to the following terms. The agreement will have an initial term expiring on December 31, 1998, and will be extended for one-year terms unless notice is given by either party at least three months prior to the termination date. The agreement will provide for a base salary of 15,000 Israeli shekels (approximately $5,000) per month subject to cost-of-living adjustments.

     The Company intends to enter into an employment agreement with Alfred J. Novak to serve as President and Chief Executive Officer of the Company, pursuant to the following terms. The agreement will provide for a base salary of $200,000 in the first year, $250,000 in the second year, and such amount as may be agreed to

                         BIOSENSE, INC. AND SUBSIDIARY
by the Company and Mr. Novak thereafter. The initial term of this agreement will be three years, but will automatically be extended for two-year periods unless notice is given by either party at least six months prior to the expiration date.

DISTRIBUTION SUBSIDIARY

     In May 1996 Biosense Ltd. formed a distribution subsidiary in Belgium, Biosense Europe. This entity will provide post-sales service (i.e. upgrades, repairs) to customers in Europe.

STOCK OPTION PLAN

     In July 1996, the Company adopted a stock option plan covering shares intended to replace the existing plan.

    No dealer, salesperson or any other person has been authorized to give any information or make any representation not contained in this Prospectus in connection with the offer made by this Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or the Underwriter. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information herein is correct as of any time subsequent to the date of this Prospectus.

                          ---------------------------

                               Table of Contents

                                             PAGE
                                             ----
Prospectus Summary.........................    3
Risk Factors...............................    7
The Company................................   15
Use of Proceeds............................   15
Dividend Policy............................   15
Capitalization.............................   16
Dilution...................................   17
Selected Consolidated Financial Data.......   18
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...............................   19
Business...................................   23
Management.................................   46
Certain Transactions.......................   54
Principal Stockholders.....................   55
Description of Capital Stock...............   56
Shares Eligible for Future Sale............   57
Underwriting...............................   59
Legal Matters..............................   60
Experts....................................   60
Additional Information.....................   60
Index to Consolidated Financial
  Statements...............................  F-1

                          ---------------------------
    Until              , 1996 (25 days after the date of this Prospectus), all
dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a Prospectus. This is in addition to the obligation of dealers to deliver a Prospectus when acting as underwriters and with respect to their unsold allotment or subscriptions.

                                          SHARES

                                 BIOSENSE, INC.
                                  COMMON STOCK

                       ---------------------------------

                                   PROSPECTUS
                                          , 1996
                       ---------------------------------

                                 UBS SECURITIES

                             MONTGOMERY SECURITIES

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the expenses expected to be incurred in connection with the issuance and distribution of Common Stock registered hereby, all of which expenses, except for the Securities and Exchange Commission registration fee, the National Association of Securities Dealers, Inc. filing fee and the Nasdaq National Market listing application fee, are estimates:

                                   DESCRIPTION                                   AMOUNT
    --------------------------------------------------------------------------  --------
    Securities and Exchange Commission registration fee.......................  $ 17,242
    National Association of Securities Dealers, Inc. filing fee...............     5,500
    Nasdaq National Market listing application fee............................     *
    Legal fees and expenses...................................................     *
    Accounting fees and expenses..............................................     *
    Printing and engraving fees and expenses..................................     *
    Blue Sky fees and expenses................................................     *
    Transfer Agent fees and expenses..........................................     *
    Miscellaneous expenses....................................................     *
                                                                                --------
              Total...........................................................     *
                                                                                ========

- ---------------

* To be completed by amendment.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Company is a Delaware corporation. Reference is made to Section 102(b)(7) of the Delaware General Corporation Law (the "DGCL"), which enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director for violations of the director's fiduciary duty, except (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payments of dividends of unlawful stock purchase or redemptions) or (iv) for any transaction from which a director derived an improper personal benefit.

     Reference is also made to Section 145 of the DGCL, which provides that a corporation may indemnify any person, including an officer or director, who is, or is threatened to be made, party to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such officer, director, employee or agent acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the corporation's best interest and, for criminal proceeding, had no reasonable cause to believe that his conduct was unlawful. A Delaware corporation may indemnify any officer or director in any action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses that such officer or director actually and reasonably incurred.

     Article of the Bylaws of the Company (filed as Exhibit 3.1) provides for indemnification of the officers and directors to the full extent permitted by applicable law.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

     Upon inception of the Company, the Company (i) issued an aggregate of 1,875,000 shares of Common Stock to two individuals for an aggregate of $18,750,
(ii) issued an aggregate of 3,225,000 shares of Series A Preferred Stock to two entities in exchange for contributions of technology and fixed assets valued at an aggregate of $29.0 million and (iii) issued an aggregate of 700,000 shares of Series A Preferred Stock to 21 individuals and entities for $9.00 per share. These transactions were exempt from registration pursuant to Section 4(2) of the Securities Act of 1933. In July 1995, the Company issued 150,000 shares of Series B Preferred Stock to Cordis Corporation for $15.0 million. This transaction was exempt from registration pursuant to Section 4(2) of the Securities Act of 1933. In March 1996, such Series B Preferred Stock was converted into 313,316 shares of Common Stock in a transaction that was exempt from registration pursuant to Section 3(a)(9) of the Securities Act of 1933.

ITEM 16.  EXHIBITS.

     (a) Exhibits:

     The following exhibits are filed pursuant to Item 601 of Regulation S-K.

EXHIBIT
  NO.                                             DESCRIPTION
- -------      -------------------------------------------------------------------------------------
  1.1   --   Form of Underwriting Agreement*
  3.1   --   Certificate of Incorporation of Biosense, Inc.*
  3.2   --   Bylaws of Biosense, Inc.*
  5.1   --   Opinion of Latham & Watkins regarding the legality of the securities being issued*
 10.1   --   Agreement dated July 20, 1994 among Biosense, Inc., Biosense (Israel) Ltd. and Yozma
             Venture Capital Ltd.*
 10.2   --   Product Development and Supply Agreement between Biosense, Inc. and Cordis
             Corporation*
 10.3   --   Ben-Haim Employment Agreement*
 10.4   --   Ben-Haim Israel Employment Agreement*
 10.5   --   Novak Employment Agreement*
 10.6   --   Acker Employment Agreement*
 10.7   --   Consulting Agreement, dated as of March 23, 1994, between Biosense, Inc. and HMS
             Ltd.*
 10.8   --   Consulting Agreement, dated as of April 1, 1994, between Biosense, Inc. and Jessco
             Medical Supply, Inc.*
 10.9   --   Amendment to Consulting Agreement, dated as of January 1, 1996, between Biosense,
             Inc. and Jessco Medical Supply, Inc.*
 10.10  --   Biosense (Israel) Limited 1995 Stock Option Plan*
 10.11  --   1996 Stock Option Plan of Biosense, Inc.*
 11.1   --   Statement regarding computation of per share earnings*
 23.1   --   Consent of Arthur Andersen LLP
 23.2   --   Consent of Latham & Watkins (included in the opinion filed as Exhibit 5.1 hereto)*
 24.1   --   Powers of Attorney (included on the signature page hereto)

- ---------------

* To be filed by amendment.

     (b) Financial Statement Schedule:

        None.

ITEM 17.  UNDERTAKINGS.

     (a) The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (c) The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be a part of this Registration Statement as of the time it was declared effective.

          (2) For purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of New York, State of New York on September 20, 1996.

                                          BIOSENSE, INC.

                                          By:      /s/  ALFRED J. NOVAK

                                            ------------------------------------
                                                      Alfred J. Novak
                                               President and Chief Executive
                                                           Officer

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Lewis C. Pell and Alfred J. Novak, as true and lawful attorney-in-fact and agent with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities to sign any and all amendments (including pre-effective and post-effective amendments) to this Registration Statement, and any Registration Statement filed pursuant to Rule 462 under the Securities Act of 1933, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes may lawfully do or cause to be done by virtue thereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and as of the dates indicated.

                  SIGNATURE                               TITLE                     DATE
- ---------------------------------------------  ---------------------------  --------------------
                 /s/  ALFRED J. NOVAK          President, Chief Executive   September 20, 1996
- ---------------------------------------------    Officer and Director
               Alfred J. Novak                   (Principal Executive
                                                 Officer)

               /s/  VICTOR R. COLUNGA          Vice President -- Finance,   September 20, 1996
- ---------------------------------------------    Chief Financial Officer
              Victor R. Colunga                  and Treasurer
                                                 (Principal Financial and
                                                 Accounting Officer)

               /s/  LEWIS C. PELL              Chairman of the Board of     September 20, 1996
- ---------------------------------------------    Directors

                Lewis C. Pell
              /s/  SHLOMO A. BEN-HAIM          Chief Scientist and          September 20, 1996
- ---------------------------------------------    Director
             Shlomo A. Ben-Haim
                /s/  DAVID ELLIS ACKER         Executive Vice President --  September 20, 1996
- ---------------------------------------------    Operations, Secretary and
              David Ellis Acker                  Director

                    /s/  YIGAL ERLICH          Director                     September 20, 1996
- ---------------------------------------------
                Yigal Erlich

                               INDEX TO EXHIBITS

                                                                                         SEQUENTIALLY
EXHIBIT                                                                                   NUMBERED
  NO.                                       DESCRIPTION                                     PAGES
- -------      -------------------------------------------------------------------------   -----------
  1.1   --   Form of Underwriting Agreement*
  3.1   --   Certificate of Incorporation of Biosense, Inc.*
  3.2   --   Bylaws of Biosense, Inc.*
  5.1   --   Opinion of Latham & Watkins regarding the legality of the securities being issued*
 10.1   --   Agreement dated July 20, 1994 among Biosense, Inc., Biosense (Israel)
             Ltd. and Yozma Venture Capital Ltd.*
 10.2   --   Product Development and Supply Agreement between Biosense, Inc. and
             Cordis Corporation*
 10.3   --   Ben-Haim Employment Agreement*
 10.4   --   Ben-Haim Israel Employment Agreement*
 10.5   --   Novak Employment Agreement*
 10.6   --   Acker Employment Agreement*
 10.7   --   Consulting Agreement, dated as of March 23, 1994, between Biosense, Inc.
             and HMS Ltd.*
 10.8   --   Consulting Agreement, dated as of April 1, 1994, between Biosense, Inc.
             and Jessco Medical Supply, Inc.*
 10.9   --   Amendment to Consulting Agreement, dated as of January 1, 1996, between
             Biosense, Inc. and Jessco Medical Supply, Inc.*
 10.10  --   Biosense (Israel) Limited 1995 Stock Option Plan*
 10.11  --   1996 Stock Option Plan of Biosense, Inc.*
 11.1   --   Statement regarding computation of per share earnings*
 23.1   --   Consent of Arthur Andersen LLP
 23.2   --   Consent of Latham & Watkins (included in the opinion filed as Exhibit 5.1 hereto)*
 24.1   --   Powers of Attorney (included on the signature page hereto)

- ---------------

* To be filed by amendment.